SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 2)
_______________________

CENTURY PROPERTIES FUND XIV
(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class
 of Securities)

NONE
(CUSIP Number of Class
 of Securities)
_______________________

Michael L. Ashner                  Copy to:
DeForest Capital I Corporation     Mark I. Fisher
100 Jericho Quadrangle             Rosenman & Colin
Suite 214	                          575 Madison Avenue
Jericho, New York  11735-2717      New York, New York  10022-2585
(516) 822-0022                     (212) 940-8877

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ____.(

Check the following box if a fee is being paid with the
statement( x  .
         ----
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.) (

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   Page 1 of 299

                                                   Page 2 of 299
__________________________________________________________________
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               DeForest Ventures I L.P.
               I.R.S. I.D. No. 11-3230287
__________________________________________________________________
2.  Check the Appropriate Box if a Member of a Group*

                                                         (a)  _____

                                                         (b)  _____
__________________________________________________________________
3.  SEC Use Only



__________________________________________________________________
4.  Sources of Funds*


__________________________________________________________________
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                                              _____
__________________________________________________________________
6.	Citizenship or Place of Organization

          Delaware
__________________________________________________________________
Number         7.  Sole Voting Power        26,446.0543
of                 ______________________________________________
Shares         8.  Shared Voting Power            - 0 -
Beneficially       ______________________________________________
Owned by Each  9.  Sole Dispositive Power   26,446.0543
Reporting          ______________________________________________
Person With   10.  Shared Dispositive Power       - 0 -
__________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     26,446.0543 Units

__________________________________________________________________
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
                                                               ____
__________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     40.81%

__________________________________________________________________
14.  Type of Reporting Person*

     PN
__________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 amends certain information contained in the final amendment to Schedule 14D-1, filed by DeForest Ventures I L.P. ("DeForest")on November 30, 1994 with respect to units of limited partnership interest (the "Units") in Century Properties Fund XIV ("Issuer"), as amended on July 10, 1995, the filing of which, pursuant to Instruction F of Schedule 14D-1, also satisfied DeForest's reporting obligations under Section 13(d) of the Act, and constituted the filing by DeForest on Schedule 13D.


Item 4.    Purpose of Transaction.

     The following information is hereby added to the information provided in response to Item 4:

     On August 17, 1995, DeForest entered into an agreement (the "Partnership Units Agreement") pursuant to which it agreed to sell to Riverside Drive, L.L.C., all of the Units held by DeForest in the Issuer. The sale of the Units is subject to the satisfaction of certain conditions (including governmental third party consents and other conditions not within the control of the parties to the agreement) and is scheduled to close in January 1996.

     DeForest does not expect to acquire any additional Units prior to the Closing.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     The following information is hereby added to the information provided in response to Item 6:

     See Item 4

     On August 17, 1995, the stockholders of National Property Investors, Inc. ("NPI"), the sole shareholder of NPI Equity Investments II, Inc. ("NPI Equity"), the entity which controls Fox Realty Investors and Fox Capital Management Corporation ("FCMC"), the general partners of Registrant, entered into an agreement to sell to IFGP Corporation, an affiliate of Insignia Financial Group, Inc. ("Insignia"), all of the issued and outstanding stock of NPI. The sale of the stock is subject to the satisfaction of certain conditions (including governmental and third party consents and other conditions not within the control of the parties to the agreement) and is scheduled to close in January 1996. Upon Closing, it is expected that the current officers and directors of NPI Equity and FCMC will resign and Insignia will elect new officers and directors.

     Pursuant to the terms of the Partnership Units Agreement, DeForest and NPI Equity have agreed that, consistent with and subject to the terms of the Settlement Agreement and subject to its fiduciary duties as general partner of a Issuer and the provisions of the partnership agreement of Issuer, until the closing date of the Partnership Units Agreement, they will vote all of their respective interests in Issuer against and shall not take any action to cause (a) any merger, consolidation, reorganization, other business combination, or recapitalization involving Issuer, (b) any dissolution, liquidation, or termination of Issuer, (c) a sale of all or substantially all of the assets of Issuer in one transaction, (d) the amendment of the limited partnership agreement or any other organizational document of Issuer, (e) any change in the general partner of Issuer, or (f) any proposition the effect of which may be to inhibit, prohibit, restrict, or delay the consummation of any of the transactions contemplated by the Partnership Units Agreement or any of the other agreements contemplated thereby or impair the contemplated benefits thereunder.


Item 7.    Material to Filed as Exhibits

   1.    Partnership Units Purchase Agreement, dated as of August
         17, 1995

   2.    NPI, Inc. Stock Purchase Agreement, dated as of August
         17, 1995

                            Signatures

     After due inquiry and to the best of my knowledge and

belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 21, 1995

                           DEFOREST VENTURES I L.P.

                           By:  DeForest Capital I Corporation,
                                its General Partner

                                By:   /s/ Michael L. Ashner
                                     Name:   Michael L. Ashner
                                     Title:  President

                            EXHIBIT INDEX



     Exhibit                                          Page No.

1.    Partnership Units Purchase Agreement,               8
      dated as of August 17, 1995

2.    NPI, Inc. Stock Purchase Agreement,               180
      dated as of August 17, 1995

              PARTNERSHIP UNITS PURCHASE AGREEMENT


     Partnership Units Purchase Agreement dated as of
August 17, 1995, among Insignia Financial Group, Inc., a Delaware corporation with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602 ("Insignia"); and Insignia NPI, L.L.C., a Delaware limited liability company, with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602 ("Insignia LLC", and, together with Insignia, the "Buyer") and Riverside Drive L.L.C., a Delaware limited liability company, with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602 ("Riverside");

and

DeForest Ventures I L.P., a Delaware limited partnership with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, GA 30328 ("Ventures I"); DeForest Ventures II L.P., a Delaware limited partnership with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, GA 30328 ("Ventures II"); QAL Associates, a Georgia general partnership with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, GA 30328 ("QAL"); and QALA II Associates, a Georgia general partnership with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, GA 30328 ("QALA II", and, together with Ventures I, Ventures II and QAL, the "Sellers");

and

NPI Property Management Corporation, a Florida corporation with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, GA 30328 ("NPI Property Management"); NPI-AP Management, L.P., a Delaware limited partnership with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, GA 30328 ("NPI-AP Management"); DeForest Capital I Corporation, a Delaware corporation with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, GA 30328, ("DFC I"); DeForest Capital II Corporation, a Delaware corporation with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, GA 30328 ("DFC II"); AP-NPI, L.P., a Delaware limited partnership with offices at 1301 Avenue of the Americas, New York, NY 10019 ("AP-NPI"); AP-NPI X L.L.C., a Delaware limited liability corporation with offices at 1301 Avenue of the Americas, New York, NY 10019 ("AP-NPIX"); AP-NPI II, L.P., a Delaware limited partnership with offices at 1301 Avenue of the Americas, New York, NY 10019 ("AP-NPI II"); AP-NPI III, L.P., a Delaware limited partnership with offices at 1301 Avenue of the Americas, New York, NY 10019 ("AP-NPI III"; and, together with AP-NPI, AP-NPIX and AP-NPI II, the "Apollo Entities"); National Property Investors, Inc., a Delaware corporation with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, GA 30328 ("NPI Inc."); NPI Equity Investments, Inc., a Florida corporation with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, GA 30328 ("NPI Equity"); NPI Equity Investments II, Inc., a Florida corporation with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, GA 30328 ("NPI Equity II"); Michael L. Ashner, with an address at 17 Buttonwood Drive, Dix Hills, New York 11746; Martin Lifton, with an address at 101 Wheatley Road, Old Westbury, New York 11568; and Arthur N. Queler, with an address at 7421 Campo Florido, Boca Raton, Florida 33433 (such individuals being herein collectively called the "NPI Principals"); and Steven Lifton, with an address at 6 Partridge Drive, Roslyn, New York 11576; G. Bruce Lifton, with an address at 100 Cameron Glen Road, Atlanta, Georgia 30328; Judie Lifton, with an address at 118 East 60th Street, Apt. 19C, New York, New York 10022; Susan Ashner, with an address at 10 Buttonwood Drive, Dix Hills, New York 11746; Anise Queler, with an address at 7421 Campo Florido, Boca Raton, Florida 33433; Robert Lifton, Trustee, under the Martin Lifton 1994 Family Trust, with an address c/o Martin Lifton at 101 Wheatley Road, Old Westbury, New York 11568; and Robert Lifton, Trustee, under the Elinor Lifton 1994 Family Trust, with an address c/o Martin Lifton at 101 Wheatley Road, Old Westbury, New York 11568 (such additional individuals and trusts, together with the NPI Principals, collectively called the "NPI Family Parties"; and together with NPI Property Management, NPI-AP Management, DFC I, DFC II, AP-NPI, AP-NPIX, AP-NPI II, AP-NPI III, NPI Inc., NPI Equity and NPI Equity II, the "NPI Parties");

     WITNESSETH:

     WHEREAS, Sellers wish to sell, and Buyer wishes to purchase from Sellers (i) all of the units of limited partnership interests in the 12 publicly-owned limited partnerships listed on Schedule A-U (the "Scheduled LPs") owned by Ventures I, Ventures II, QAL and QALA II, respectively, and
(ii) the loans in the amounts listed and secured by units of limited partnership interests in the Scheduled LPs listed on Schedule B-U (the "Unit Loans") owned by Ventures II; except for 828 units of limited partnership interests owned by Ventures II in the Scheduled LP called National Property Investors II and 2,897 units of limited partnership interests owned by Ventures II in the Scheduled LP called National Property Investors 4 (collectively, the "Excess Units"), subject to the terms and conditions set forth herein; and

     WHEREAS, Ventures I wishes to sell, and Riverside wishes to purchase from Ventures I, all of the units of limited partnership interests in the two publicly-owned limited partnerships listed on Schedule C-U (the "Commercial LPs", and, together with the Scheduled LPs, the "Subject LPs") owned by Ventures I (all of such units of limited partnership interests in the Subject LPs (excluding the Excess Units) together with the Unit Loans, collectively called the "Units"), subject to the terms and conditions set forth herein; and

     WHEREAS, pursuant to a Master Agreement (the "Master Agreement") dated as of November 21, 1994, as amended, with PaineWebber Real Estate Securities, Inc. ("PaineWebber") and a related Loan Agreement with Ventures I dated as of November 30, 1994 and a related Loan Agreement with Ventures II dated as of November 21, 1994, Ventures I has borrowed and there remains unpaid on the date hereof an aggregate of $15,159,392 and Ventures II has borrowed and there remains unpaid on the date hereof an aggregate of $18,154,333.71, respectively (collectively, the "PaineWebber Debt"), and the Units, together with certain other assets owned by the NPI Parties, are pledged as security therefor; and

     WHEREAS, QALA V, a Georgia general partnership (the
"NPI-AP Member") and Insignia LLC (sometimes herein called the
"Insignia Member") have entered into a Limited Liability Company
Agreement (the "Riverside Agreement"), dated the date hereof, a copy of which is attached as Exhibit A; and

     WHEREAS, the limited partners of Ventures I that are not parties to this Agreement have consented to this Agreement and the transactions contemplated hereby in an agreement by and between Ventures I, DFC I and PD Associates, L.L.C., dated as of the date hereof, a copy of which is attached as Exhibit B; and in an agreement (the "CEM Redemption Agreement"), dated as of the date hereof, a copy of which is attached as Exhibit C, by and among Ventures I, DFC I, Emmet J. Cashin, Jr., Trustee of the Survivors Trust under the Cashin 1990 Trust, Jarold A. Evans, Trustee of the Jarold A. Evans Revocable Trust, dated April 19, 1989, J.E. Capital Partners, and W. Patrick McDowell, Trustee of the McDowell Family Revocable Trust, dated April 28, 1978, as amended; and

     WHEREAS, the general partners of Fox Realty Investors have entered into a Second Amended and Restated Partnership Agreement (the "Fox Amendment"), dated as of the date hereof, further amending and restating the Amended and Restated Partnership Agreement, entered into as of December 6, 1993, of Fox Realty Investors, as amended by the First Amendment thereto entered into as of August 8, 1994, a copy of which is attached as Exhibit D; and

     WHEREAS, Insignia, Portfolio Realty Associates, L.P.,
Emmet J. Cashin, Jr. ("Cashin"), Jarold A. Evans ("Evans"), W. Patrick McDowell ("McDowell"), Janet E. Larson, Trustee, Phillip
A. Larson Family Revocable Trust dated April 17, 1974, as amended; Trust A, and the NPI Principals have entered into an Agreement (the "Insignia Indemnity Agreement"), dated as of the date hereof, a copy of which is attached hereto as Exhibit E; and

     WHEREAS, the parties wish to make certain other agreements in connection with such sale and purchase;

     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the covenants, agreements, representations and warranties herein contained, the parties hereto hereby agree as follows:

I.  The Sale and Purchase

     1.01  Sale and Purchase

     (a) At the Closing (defined below), Ventures I shall sell and Insignia LLC shall buy all of the Units listed on Schedule 1.01(a)-U for an aggregate purchase price (subject to adjustment as provided in Section 2.02) of $14,621,268, in cash, consisting of: (i) payment of the unpaid principal amount as of the Closing Date (defined below) of the loan to Ventures I under the PaineWebber Debt (after prepayment of a portion thereof by Ventures I under Section 6.01(d)) and the accrued and unpaid interest thereunder; and (ii) the balance of the purchase price (after subtracting the dollar amounts of principal and interest so paid) in cash. Such aggregate purchase price shall be allocated (subject to adjustment) among the Units being sold by Ventures I as set forth on Schedule 1.01(a)-U.

     (b) At the Closing, Ventures II shall sell and Insignia LLC shall buy all of the Units listed on Schedule 1.01(b)-U for an aggregate purchase price (subject to adjustment as provided in Section 2.02) of $48,440,123, in cash, consisting of:
(i) payment of the unpaid principal amount as of the Closing Date of the loan to Ventures II under the PaineWebber Debt and the accrued and unpaid interest thereunder; and (ii) the balance of the purchase price (after subtracting the dollar amounts of principal and interest so paid) in cash. Such aggregate purchase price shall be allocated (subject to adjustment) among the Units being sold by Ventures II as set forth on Schedule 1.01(b)-U.

     (c) At the Closing, QAL and QALA II shall sell and Insignia LLC shall buy all of the Units listed on Schedule 1.01(c)-U for an aggregate purchase price (subject to adjustment as provided in Section 2.02) of $637,934 in cash. Such aggregate purchase price shall be allocated (subject to adjustment) among the Units being sold by QAL and QALA II as set forth on Schedule 1.01(c)-U.

     (d) At the Closing, Ventures I shall sell and Riverside shall buy all of the Units of the Commercial LPs listed on
Schedule 1.01(d)-U for an aggregate purchase price (subject to adjustment as provided in Section 2.02) of $15,010,917 in cash. Such aggregate purchase price shall be allocated (subject to adjustment) among the Units of the Commercial LPs being sold by Ventures I as set forth on Schedule 1.01(d)-U.

     (e) At the Closing, QAL and QALA II shall sell and Riverside shall buy all of the Units of the Commercial LPs listed on Schedule 1.01(e)-U for an aggregate purchase price (subject to adjustment as provided in Section 2.02) of $74,304 in cash. Such purchase price shall be allocated (subject to adjustment) among the Units being sold by QAL and QALA II as set forth on Schedule 1.01(e)-U.

     (f) Sellers and the NPI Parties shall cause Insignia LLC, effective at the Closing, to be admitted as a substitute limited partner of each partnership included in the Scheduled LPs as to the Units (other than the Unit Loans) of such Scheduled LPs being purchased hereunder, in accordance with the provisions of the respective partnership agreements. Sellers and the NPI Parties shall cause Riverside, effective at the Closing, to be admitted as a substitute limited partner of each partnership included in the Commercial LPs as to the Units of such Commercial LPs being purchased hereunder, in accordance with the provisions of the respective partnership agreements.

     (g) Neither Buyer nor Riverside shall be required to purchase any of the Units to be sold hereunder unless all of the Units are sold to Buyer and Riverside hereunder at the Closing.

     1.02  Delivery of Units and Purchase Price

     (a) Each Seller shall deliver at the Closing (i) an Assignment in the form of Exhibit F of the Units (other than the Unit Loans), and (ii) an Assignment in the form of Exhibit G of the Unit Loans, together with any security interests in units of limited partnership interests securing such Unit Loans, to be sold by it hereunder duly executed, together with such proof of power and authority of the Person (defined below) executing such Assignment as shall be requested by Buyer and Riverside, in each case together with customary documentary proof, in form and substance reasonably satisfactory to Buyer and Riverside, of Insignia LLC's and Riverside's admission as a substitute limited partner as provided in Section 1.01(d) in accordance with the provisions of the respective partnership agreements. In the event Ventures II shall, prior to the Closing, foreclose on or otherwise accept in satisfaction of any Unit Loan the units of limited partnership interest securing such Unit Loan, such units of limited partnership interest shall be deemed "Units" for all purposes under this Agreement in place of the Unit Loan they secured as if they had been owned by Ventures II on the date hereof and, at the Closing, Ventures II shall deliver an assignment of such Units instead of an assignment of the related Unit Loan.

     (b) At the Closing, Insignia LLC and Riverside shall pay the purchase prices payable to each Seller hereunder, as adjusted as provided in this Agreement, by certified or official bank check payable to such Seller or by wire transfer to such Seller at the account and in accordance with wire instructions delivered to Buyer in writing at least two business days prior to the Closing Date.

II.     Purchase Price and Adjustments

     2.01     Intentionally Omitted

     2.02     Purchase Price Adjustment

     (a) The aggregate purchase price payable by Buyer under this Agreement: (i) shall be reduced dollar for dollar to the extent that any distributions from the Scheduled LPs are received by QAL, QALA II, Ventures I or Ventures II from and after March 31, 1995 and through the Closing Date from or with respect to any of the Units in the Scheduled LPs being sold hereunder, the Excess Units or any units of limited partnership interest securing the Unit Loans, and (ii) shall be further adjusted as provided in Section 8.05 and Article X.

     (b) The aggregate purchase price payable by Riverside under this Agreement: (i) shall be reduced dollar for dollar to the extent that any distributions from the Commercial LPs are received by Ventures I, QAL and QALA II from and after the date hereof and through the Closing Date from or with respect to any of the Units in the Commercial LPs being sold hereunder and
(ii) shall be further adjusted as provided in Section 8.05 and
Article X.

     (c) Notwithstanding anything in this Agreement to the contrary, it is understood that if Ventures I receives any distributions in respect of the MRI/CP Units (defined below) which are applied before the Closing to repayment of a portion of the unpaid principal amount of the PaineWebber Debt, the aggregate purchase price payable to Ventures I hereunder shall not be changed by reason of such repayment but, pursuant to the formula set forth in Section 1.01(a), the amount of PaineWebber Debt to be paid by Buyer at the Closing would be accordingly reduced and the amount of cash payable would be accordingly increased.

     (d) Any purchase price adjustment arising from a fact or event with respect to a particular Scheduled LP shall be allocated among the purchase prices payable to the respective Sellers pro rata in proportion to the number of Units of such Scheduled LP being sold by each such Seller.

     (e) Any purchase price adjustment shall be made by reducing the amount of cash otherwise payable to each Seller in such proportion as shall be set forth in the draft Adjusted Purchase Price Schedule (defined below) delivered under Section 2.02(f).

     (f) Not less than three business days prior to the Closing Date, Sellers shall prepare and deliver to Buyer a draft Schedule signed by Sellers, the NPI Principals and the Apollo Entities setting forth the proposed allocation among the Sellers of any purchase price adjustments required to be made for the approval of Buyer, which approval shall not be unreasonably withheld. The draft Schedule shall allocate the adjusted purchase prices among the Sellers in accordance with this Agreement based on the economic reality causing the adjustment, and shall be accompanied by a worksheet showing the basis for such allocation which shall be certified in such Schedule as true, complete and correct.
Upon approval by Buyer (or as modified to include any agreed changes), the Schedule shall become the "Adjusted Purchase Price Schedule" hereunder, and the Buyer and Riverside shall pay the purchase prices due hereunder as adjusted on such Adjusted Purchase Price Schedule at the Closing. All of the parties to this Agreement agree that neither Buyer nor Riverside shall have any liability to any Person, whether or not a party to this Agreement, arising out of or relating to any allocation of purchase price adjustment pursuant to such Adjusted Purchase Price Schedule, all of which shall be the sole responsibility of Sellers and the NPI Parties.

III.     Closing

     3.01  The Closing

     The closing of the transactions contemplated by Section
1.01 (the "Closing") shall take place at the offices of Proskauer Rose Goetz & Mendelsohn LLP, 1585 Broadway, New York, New York, at 10:00 A.M., local time, on January 15, 1996 or, if the certificates (the "Certificates") to be delivered under Article X have not been delivered on or before January 7, 1996, at the option of any party, the earliest date (i) elected by any party which is at least seven days after delivery of the Certificates and which is on or prior to March 15, 1996 or (ii) elected by Buyer which is at least three days after Buyer's waiver of the delivery of the Certificates and which is on or prior to March 15, 1996, or at such other time and place as the parties shall hereafter agree (the "Closing Date").

     3.02  Transactions at the Closing

     The following transactions shall take place at the Closing, all of which shall be deemed to have occurred simultaneously and none of which shall be deemed completed unless and until all of them shall have been completed (or waived in writing by the parties entitled to performance):

     (a)  Sellers shall deliver to Buyer and Riverside the following:

     (i) The Assignments of all of the Units being sold to Buyer and Riverside hereunder together with the evidence of Insignia LLC's and Riverside's admission into the respective partnerships described in Sections 1.01(e) and 1.02(a).

     (ii) An agreement in the form set forth as Exhibit C to the CEM Redemption Agreement duly executed by Cashin, Evans,
McDowell and the NPI Principals (the "Insignia Reimbursement
Agreement").

     (iii) An agreement in the form set forth as Exhibit D to the CEM Redemption Agreement duly executed by Cashin, Evans, McDowell and the NPI Principals (the "Riverside Reimbursement
Agreement").

     (iv)  An opinion of Rosenman & Colin dated the Closing
Date in form and substance satisfactory to Buyer.

     (v) Evidence that all applicable waiting periods (and any extensions thereof) relating to any transactions to be completed by any of the Sellers or the NPI Parties under this Agreement under the HSR Act (defined below) have expired or otherwise been terminated.

     (vi) Certificates from each of the Sellers (and from each of the NPI Parties listed on Schedule 3.02(a.1)-U) or its duly authorized general partners, officers, managers or other legal representatives in form and substance satisfactory to Buyer certifying its Organizational Documents (defined below), valid existence and good standing (in all jurisdictions where the failure to qualify would have a material adverse effect on the financial condition or operations of such Seller or NPI Party), incumbency of officers or others acting in a representative capacity, due authorization of the transactions contemplated hereby, accuracy of Sellers' and the NPI Parties' representations and warranties, performance and compliance by Sellers with all of Sellers' and the NPI Parties' covenants and agreements hereunder and satisfaction of the conditions to Buyer's and Riverside's obligations hereunder to be satisfied by any of Sellers or the NPI Parties and such other matters as Buyer shall reasonably request.

     (vii)  A certificate from Sellers and the NPI
Principals pursuant to Section 8.04 in form and substance satisfactory to Buyer with respect to the absence of any material adverse change.

     (viii)  A certificate from Sellers and the NPI
Principals pursuant to Section 7.06 in form and substance satisfactory to Buyer with respect to Affiliate Transactions.

     (ix) Evidence in form and substance satisfactory to Buyer of all consents to be received by the Sellers or the NPI
Parties pursuant to Section 6.05.

     (x) Certificates from Sellers and the NPI Principals pursuant to Section 8.15(a), (b) and (c) in form and substance satisfactory to Buyer with respect to the Agreements listed on
Schedule 3.02(a.2)-U hereto (the "Other Agreements").

     (xi) Evidence of satisfaction of the PaineWebber Debt and terminations of all Liens (defined below) created in connection therewith upon payment of the amount thereof by Buyer, each in form and substance satisfactory to Buyer, duly executed by PaineWebber.

     (xii) An Adjusted Purchase Price Schedule, if required, pursuant to Section 2.02(e).

     (xiii)  The FIRPTA Certificates described in
Section 8.11.

     (xiv)  The Schedule required to be delivered under
Section 4.26 with respect to transfers of units of limited partnership interest.

     (b)  Buyer shall deliver to Sellers the following:

     (i) The portion of the adjusted purchase price to be delivered in cash as specified in Section 1.02(b).

     (ii) The Insignia Reimbursement Agreement duly executed by Insignia and Insignia LLC.

     (iii) The Riverside Reimbursement Agreement duly executed by Insignia.

     (iv)  An opinion of Proskauer Rose Goetz & Mendelsohn
LLP dated the Closing Date in form and substance satisfactory to Sellers.

     (v) Evidence that all applicable waiting periods (and any extensions thereof) relating to any transactions to be completed by Buyer under this Agreement under the HSR Act have expired or otherwise been terminated.

     (vi) Certificates from each of Insignia and Insignia LLC signed by its duly authorized officers, managers or other legal representatives in form and substance satisfactory to Sellers certifying its Organizational Documents, valid existence and good standing (in all jurisdictions where the failure to qualify would have a material adverse effect on the financial condition or operations of Insignia), incumbency of officers or others acting for such entity in a representative capacity, due authorization of the transactions contemplated hereby, accuracy of Buyer's representations and warranties, performance and compliance by Buyer with all of Buyer's covenants and agreements and satisfaction of the conditions to Sellers' obligations hereunder to be satisfied by Buyer and such other matters as Sellers shall reasonably request.

     (vii) A Certificate from Buyer pursuant to Section 9.04 in form and substance satisfactory to Sellers.

     (viii) Evidence in form and substance satisfactory to Sellers of payment of the PaineWebber Debt.

     (c)  Riverside shall deliver the following:

     (i) To Ventures I, the portion of the adjusted purchase price to be paid by it.

     (ii)  To Sellers, the Riverside Reimbursement
Agreement duly executed by Riverside.

     (iii) To each of Buyer and Sellers, a certificate from Riverside signed by each of its members in form and substance satisfactory to Buyer and Sellers certifying its Organizational Documents and representing and warranting as to its valid existence and good standing, incumbency of officers or others acting for it in a representative capacity, due authorization of the transactions contemplated hereby, and compliance by it with its covenants and agreements hereunder and such other matters as Buyer or Sellers shall reasonably request.

IV.     Representations and Warranties of Sellers

     Sellers and the NPI Parties each, jointly and severally, represent and warrant to Buyer and Riverside as of the date hereof and agree with Buyer and Riverside as follows:

     4.01 Relationship of the NPI Parties and their Affiliates

     (a) Each of Sellers and each of the NPI Parties is an individual or entity of the type and/or acting in the capacity described in the "WHEREAS" clauses of this Agreement. The NPI Parties own, directly or indirectly, all of the legal and beneficial equity interests in each of the entities comprising the Sellers except for the limited partnership interests in Ventures I owned by the Persons named in and whose interests are accurately described in the Agreements annexed as Exhibits B and C whose limited partnership interests shall be redeemed contemporaneously with the Closing in accordance with that Agreement (the "Redeemed Partners"). NPI Inc. controls, directly or indirectly, (through ownership interests, voting trusts or otherwise) without the requirement for consent of any other Person as to any matter, (i) the managing general partner of each Subject LP, (ii) the right to liquidate and dissolve (and the liquidation and dissolution of) each Subject LP, subject to the fiduciary duty of the general partner of each Subject LP and any consent of limited partners under applicable partnership agreements, and (iii) the sale, financing and management of each Property (defined below) owned, directly or indirectly, by each Subject LP, subject to the fiduciary duty of the general partner of each Subject LP and any consent of limited partners under applicable partnership agreements, in each case except with respect to the matters set forth in Schedule 4.01(a.1)-U, which Schedule lists all agreements which provide for, or limit or in any manner affect, the rights and ability of NPI Inc. to control the Subject LPs, and none of such ownership interests, voting trusts or other agreements or arrangements relating to or affecting such control shall change in any manner prior to the Closing. None of the Sellers legally or beneficially, directly or indirectly, has any assets or owns any interest in any Person other than the Units being sold hereunder, except that Ventures I owns the units of limited partnership listed on Schedule 4.01(a.2)-U (the "MRI/CP Units") and Ventures II owns the Excess Units.

     (b) The Unit Loans are valid loans for money advanced by Ventures II as described in the Tender Offers (defined below) pursuant to the Settlement Agreements (defined below) secured by the units of limited partnership interests in Scheduled LPs owned by the respective borrowers under the Unit Loans; the security interests in the units of limited partnership interest securing the Unit Loans create valid and enforceable security interests in such units of limited partnership interest in favor of the lender and its assignees; and the Unit Loans are enforceable (and will be enforceable by Buyer after the Closing) and fully collectable against the borrowers in accordance with their terms and will be fully and timely paid in accordance with their terms and, if not so paid, Buyer will be able to foreclose under such security interests in accordance with the terms thereof and obtain good title to such units of limited partnership interest free and clear of any Liens, at no cost or expense to Buyer, and the Assignment at the Closing will be effective to validly assign all rights of Ventures II in such Unit Loans and in such security interests in the related units of limited partnership interest.

     (c) Each Subject LP is an issuer of units of limited partnership interests registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and subject to the reporting requirements of the Exchange Act. Schedule 4.01(c.1)-U lists the total number of the outstanding limited partnership interests in each Subject LP. Except as listed on Schedule 4.01(c.2)-U, no Subject LP directly or indirectly owns, or has any agreement or commitment to acquire, any unit of limited partnership interest or other equity interest in any Person.
Schedule 4.01(c.3)-U lists the general partner of each of the Subject LPs and each other Person, if any, which has a right or obligation to manage such Subject LP or any of the Properties, whether by reason of a Management Agreement (defined below) or through ownership of a general partnership interest in such Subject LP, or a general partnership interest, capital stock or other equity interest in an entity which is a general partner of such limited partnership. No general partner of any Subject LP is subject to removal as such under the partnership agreement of such Subject LP as a result of existing facts or circumstances known to Sellers or the NPI Parties, and the consummation of the transactions contemplated by this Agreement and the Other Agreements does not give rise to cause for such removal. Such Schedule also correctly indicates the Managing General Partner where not all of the general partners are Managing General Partners. Each of the Subject LPs has been managed by the Person indicated as its Managing General Partner in accordance with its partnership agreement and all applicable fiduciary duties since the date any NPI Party first owned any general partnership interest in or managed such Subject LP. Except as set forth on such Schedule, the Person listed on each such Schedule as the owner of any interest in any Seller is the legal and beneficial owner of such interest free and clear of all Liens other than the Liens expressly granted under the PaineWebber Debt. Except for the Excess Units, no Seller owns, legally or beneficially, any other units or other partnership interests or other equity interests in any other Person, nor does any Seller have any agreement or commitment to acquire any such units or other equity interests. Except as set forth on Schedule 4.01(c.4)-U, no NPI Party or any of their Affiliates (defined below) owns any other units of limited partnership interest or other equity interests in any Subject LP or has any agreement or commitment to acquire any such units or other equity interests. As used in this
Agreement: (i) "Person" means an individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, business trust, government or any agency or political subdivision thereof, unincorporated organization or any other entity of any kind,
(ii) "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, and (iii) "Lien" means any lien, pledge, security interest, claim, charge, mortgage, encumbrance, restriction, voting trust, or any other rights of any other Person other than any restrictions on the transferability of limited partnership interests set forth in the Organizational Documents of the Subject LPs and, with respect to any Property, other than mechanics liens set forth on Schedule 4.01(c.5)-U or other mechanics liens not so set forth but as to which the cost to discharge them as of the Closing Date does not, in the aggregate, exceed $100,000.

     4.02  Organization Chart

     The chart set forth on Schedule 4.02-U correctly sets forth the relationships and ownership interests among the NPI Parties and Sellers and the Subject LPs. All of the ownership interests in the entities set forth on that chart correctly reflect the legal and beneficial ownership of such entities except that no representation is made as to the ownership of the Apollo Entities. Except for the Liens expressly granted under the PaineWebber Debt, Sellers own legally and beneficially the respective Units being sold to Buyer and Riverside hereunder free and clear of any Liens.

     4.03  Organization and Qualification

     Schedule 4.03-U correctly sets forth as to each of the Sellers and Subject Lps its place of incorporation or formation, principal place of business, and in the case of each Subject LP and general partner of a Subject LP, the jurisdictions in which it is qualified to do business. Sellers have made available to Buyer with respect to each of the Sellers, each of the NPI Parties which in not an individual, and each of the Subject Lps, true, complete and correct copies of each of the following documents including all amendments and supplements thereto: (a) the Certificate of Limited Partnership and partnership agreement for each such Person which is a limited partnership, (b) the certificate of incorporation, by-laws, shareholders' agreements and voting trusts, if any, with respect to each such Person which is a corporation, (c) the articles of organization and operating agreement, or similar documents, with respect to each such Person which is a limited liability company, (d) the trust instruments or an opinion of counsel from attorneys and in form and substance acceptable to Buyer with respect to formation, powers, authority and other related matters with respect to each such Person which is a trust and (e) other similar documents (collectively, such Person's "Organizational Documents"). Each of the Sellers which is identified in the first paragraph of this Agreement as a limited partnership and each of the Subject LPs is a limited partnership duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, and each of the Sellers which is identified as a general partnership is a general partnership validly existing under the laws of its jurisdiction of organization, in each case with all requisite power and authority, and all necessary consents, authorizations, approvals, orders, licenses, certificates, and permits of and from, and declarations and filings with, all federal, state, local, and other governmental authorities and all courts and tribunals, to own, lease, license, and use its properties and assets and to carry on the business in which it is now engaged. Each of the Subject LPs is duly qualified to transact the business in which it is engaged and is in good standing as a foreign limited partnership in every jurisdiction in which its ownership, leasing, licensing, or use of its property or assets or the conduct of its business makes such qualification necessary except for qualification in any jurisdiction in which the failure to so qualify is not material to the business or financial condition of such Subject LP.

     4.04  Authority

     Sellers and the NPI Parties have all requisite power and authority to execute, deliver, and perfomr this Agreement. All necessary corporate, partnership, limited liability company, trust or other proceedings (including, without limitation, any shareholder or limited partner consents) of or on behalf of any Sellers and NPI Parties have been duly taken to authorize their execution, delivery, and performance of this Agreement. This Agreement and the other documents required to be delivered hereby have been (or when delivered will be) duly authorized, executed, and delivered by Sellers and the NPI Parties, and constitute (or when delivered will constitute) the legal, valid, and binding obligation of Sellers and the NPI Parties, enforceable as to each of them in accordance with their terms. Upon the Closing, Sellers shall (i) transfer to Insignia LLC and Riverside good title to the Units being sold hereunder, free and clear of all Liens (assuming payment of the PaineWebber Debt by Buyer), and
(ii) cause Insignia LLC and Riverside to be duly admitted as a substitute limited partner in each of the Subject LPs in which it is buying Units.

     4.05  Partnership Interests; Substitution of Partner

     Each of the Units other than the Unit Loans is a limited partnership interest in the respective Subject LP set forth on Schedules 1.01(a)-U, 1.01(b)-U, 1.01(c)-U and 1.01(d)-U,
is duly authorized, validly issued, fully paid, and fully non-assessable (except that there are statutory rights to recover certain kinds of distributions provided for under the laws of California, none of which recoverable distributions have been made or will be made prior to Closing to any of Sellers or the NPI Parties), free and clear of all Liens (other than Liens securing the PaineWebber Debt) and has not been issued and is not owned or held in violation of the partnership agreement covering such Subject LP. Schedule 4.01(c.1)-U lists the total number of issued and outstanding units of limited partnership interest in each of the Subject LPs. To the knowledge of Sellers and the NPI Parties, there is no Person (other than Sellers and the NPI
Parties and their Affiliates) who, alone or together with its Affiliates, owns five percent or more of the outstanding units of limited partnership interest in any Subject LP. There is no agreement, commitment (whether or not legally binding), plan, or arrangement to issue, and no outstanding option, warrant, security or other instrument convertible into or exchangeable for or calling for the issuance of, or other right to obtain, any limited or general partnership interest or security or other instrument convertible into, exercisable for, or exchangeable for any limited or general partnership or other equity interest in any Subject LP. On or before the Closing Date, each of Sellers and the NPI Parties shall have caused the Subject LPs to take all action required under their respective Organizational Documents and the law to authorize, approve and effect the substitution and admission, simultaneously with the Closing, of Insignia LLC or Riverside, as the case may be, as a limited partner of each Subject LP.

     4.06     Business Conducted

     Each of the Sellers conducts no business and has no assets other than the ownership of Units in the Subject LPs (and, in the case of Ventures I, the MRI/CP Units and, in the case of Ventures II, the Excess Units). The Subject LPs each conducts no business other than the ownership and operation of real properties and as set forth in its Annual Report on Form 10-K for the year ended December 31, 1994. All of the real properties directly or indirectly owned or operated by each of the Subject LPs are listed on Schedule 4.06-U (individually, a "Property" and collectively, the "Properties"). Except as set forth on Schedule 4.06-U, each of such Properties is used solely for residential or commercial purposes as set forth on such Schedule.

     4.07  Financial Statements; Subject LP Budgets

     (a) Sellers have delivered to Buyer with respect to each of the Subject LPs copies of (i) the audited financial statements included in its Annual Report on Form 10-K for the year ended December 31, 1994 and (ii) the unaudited financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1995, and will, as soon as available, deliver the unaudited financial statements included in such Subject LP's Quarterly Reports on Form 10-Q for each subsequent quarterly period ending prior to the Closing Date (all of such financial statements collectively called the "Subject LP Financial Statements," and the balance sheets included in the Subject LP Financial Statements as of March 31, 1995 being herein called with respect to each such Subject LP the "Most Current Balance Sheet"). Each of the Subject LP Financial Statements and the financial statements to be delivered pursuant to Section 6.06 has been (or when so delivered or filed with the SEC (defined below) will have been) prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied, in each case based on the books and records of the respective entities named therein, and fairly presents (or when delivered will fairly present) the financial condition, results of operations, assets, liabilities and partners' equity of such entities for the period covered thereby and as of its date. The financial and other information to be delivered pursuant to
Section 6.06 and Article X will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary, in light of the circumstances in which such statements are made, to make the statements made therein not misleading.

     (b) Sellers and the NPI Parties have delivered to Buyer actual budgets for each of the Subject LPs (including budgets for each Residential Property (defined below) owned by such Subject LP) for the fiscal year commencing January 1, 1995 (the "Subject LP Budgets") showing all anticipated revenue and expense, including, without limitation, net operating income, capital expenditures, and debt service. The Subject LP Budgets set forth an estimate of projected capital expenditures to be incurred by each such Subject LP for such fiscal year together with budgeted expenditures for partnership administration. The Subject LP Budgets, with respect to the Residential Properties, had a reasonable basis when made and were based on assumptions that Sellers and the NPI Parties believed to be reasonable when made. Schedule 4.07-U is a list of all plans or commitments (whether or not legally binding) for the Subject LPs for capital expenditures (including, without limitation, non-recurring maintenance and repair) at or relating to any of the Residential Properties of any Subject LP the cost of which were not included in the Subject LP Budgets.

     4.08  Liabilities

     Other than Environmental Liabilities (defined below), there are no liabilities (contingent or otherwise) of any of the Subject LPs, known or unknown, which are not set forth in the Subject LP Financial Statements or disclosed in this Agreement or in a Schedule or Exhibit hereto, except for unknown liabilities the Deemed Amount (defined below) of which does not exceed $500,000 in the aggregate for all Subject LPs. Solely for purposes of the previous sentence, a liability is "unknown" if it is not known to the knowledge of Sellers and the NPI Parties as defined in Section 14.18. For purposes of this Section 4.08, the "Deemed Amount" of a liability means (a) with respect to any Scheduled LP, the product of (i) the amount of such liability of or affecting such Scheduled LP multiplied by (ii) the percentage set forth opposite the name of such Scheduled LP on
Schedule 4.08-U (the "Scheduled Ownership Percentage") and (b) with respect to any Commercial LP, the product of (i) the amount of the claim, liability, cost or expense arising from or related to such unknown liability to which any Residential Property in any Commercial LP is subject or shall become liable multiplied by
(ii) the Scheduled Ownership Percentage for the Commercial LP which owns such Residential Property set forth on Schedule 4.08-U, and (c) with respect to any Commercial LP, the product of (i) the amount of any other claim, liability, cost or expense arising from or related to such liability (whether known or unknown) affecting such Commercial LP which adversely affects, directly or indirectly, any of Riverside, Insignia or any of its Affiliates multiplied by (ii) the Scheduled Ownership Percentage for such Commercial LP set forth on Schedule 4.08-U.

     4.09  Insurance

     Schedule 4.09-U lists all of the policies of insurance of any kind (other than title insurance) covering each of the Subject LPs and their respective assets and businesses, setting forth the nature of the insurance, the insurance carrier, the amount of coverage, and the owner of and expiration date of such policies. Each of the Subject LPs has such insurance in such amounts and covering such risks as well-run businesses in the same industry customarily carry. All such policies of insurance are in full force and effect and all premiums due thereon for all periods through the Closing Date are or will be on the Closing Date fully paid. None of the Sellers, the NPI Parties or the Subject LPs has received any notice of cancellation or termination with respect to any such policy.

     4.10  Material Events and Changes

     Since the dates of their respective Most Current
Balance Sheets:

     (a) Except as set forth on Schedule 4.10(a)-U, there has not been a material adverse change in the condition
(financial or otherwise), results of operations, business, Properties, assets, nature of assets, or liabilities of any of the Subject LPs.

     (b) Except as set forth on Schedule 4.10(b)-U, the operations and business of the Subject LPs have been conducted in all respects only in the ordinary course and consistent with past practice and the fiduciary duty of the general partner of such Scheduled LP or Commercial LP, in accordance with the partnership agreement.

     (c) Except as set forth on Schedule 4.10(c)-U, none of the Subject LPs has:

         (i) suffered any loss, damage, destruction or other casualty to any Properties or material assets (unless completely covered by insurance);

        (ii) mortgaged, pledged, subjected to or suffered any Lien, or granted any Lien, in respect of any Properties, or incurred any Debt (defined below);

        (iii) amended its Organizational Documents;

         (iv) defaulted under any Material Agreement
(defined below), license or permit; or

          (v) experienced any change in control which is prohibited by the terms of any note, bond, mortgage, indenture, lease, license, franchise, agreement or other instrument or obligation by which it or any of its Properties or assets is affected or bound.

     (d) None of the Commercial LPs has made any distributions to any of its limited or general partners, except for a distribution by Century Properties Fund XV in the amount of $6,299,000.

     4.11  No Conflicts or Defaults; No Violations

     Neither the execution, delivery or performance of this Agreement by any of Sellers or the NPI Parties nor the consummation of the transactions contemplated hereby will (with or without the giving of notice, lapse of time or both): (a) contravene any provisions of any law, statute, rule or regulation or any order, writ, judgment, injunction or decree of any court or governmental instrumentality; or (b) except as set forth on
Schedule 4.11-U, and assuming that each of the consents and approvals set forth on Schedule 4.12-U have been obtained, conflict with or result in any breach of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose), any Lien upon any of the property or assets of any of Sellers, the NPI Parties or Subject LPs pursuant to the terms of any note, bond, indenture, mortgage, deed of trust, loan agreement, credit agreement, lease, franchise, partnership agreement, voting trust or any other agreement, contract or instrument to which any of Sellers, the NPI Parties or Subject LPs is a party or to which any of their respective properties or assets is subject (collectively, the "Existing Agreements"); (c) violate any provision of their respective Organizational Documents; (d) give any Person or group of Persons the right to replace any of them as a direct or indirect general partner of any Subject LP or any other limited partnership.

     4.12  Consents

     Except the filing under the HSR Act described in
Section 6.04 and as set forth on Schedule 4.12-U, no approval or consent of, notice to, or filing or registration with, or authorization, order, license, certificate, or permit of or from, any governmental authority or any other notice to or consent of any third pary is required in connection with(a) the execution, delivery and performance of, (b) the legality, validity, binding effect or enforceability of or (c) the consummation of the transactions contemplated by this Agreement.

     4.13  Debt

     Schedule 4.13-U is a complete list of all Debt of all (a) indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services, (c) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of such Person's business), and all indebtedness secured by mortgage or other Liens against any of such Person's property or other assets, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (e) all obligations under capital leases (as such term is defined by GAAP), (f) all reimbursement, payment or similar obligations contingent or otherwise, under acceptance, letter of credit or similar facilities, (g) any obligations of any of the foregoing kinds of any other Person which is guaranteed directly or indirectly by such Person or in effect guaranteed directly or indirectly by such Person, including, without limitation, through an agreement (i) to pay or purchase such Debt or to advance or supply funds for the payment or purchase thereof, (ii) to purchase, sell or lease property or services primarily for the purpose of enabling the debtor to make payment of such Debt, (iii) to supply funds to or in any other manner invest in the debtor (including any obligation to pay for goods or services whether or not received) or (iv) otherwise to insure a creditor against loss in respect of such Debt, and
(h) any Debt of any type of any other Person secured by any Lien on any property or assets of such Person, but excluding any withdrawal liability with respect to any Multiemployer Plan (defined below).

     4.14  Taxes

     No Seller is a foreign person within the meaning of Section 1445 of the Internal Revenue Code of 1986, as amended (the "Code"). Schedule 4.14(a)-U sets forth the tax identification number and office address within the United States for each Seller.

     (b) Schedule 4.14(b)-U sets forth the name of each Subject LP which has made an election under Section 754 of the Code at any time that any Seller or NPI Party or any Affiliate managed or operated such Subject LP or owned any general partnership interest therein or, to the knowledge of Sellers and the NPI Parties, prior to such time.

     (c) Each Subject LP is, since its formation has been and at the Closing will be a partnership for federal income tax purposes qualifying under Section 7701 of the Code and, except for the Subject LPs listed on Schedule 4.14(c)-U, does not constitute a publicly traded partnership within the meaning of Section 7704 of the Code.

     4.15  Material Agreements; Management Agreements

     (a) Schedule 4.15(a)-U lists all agreements to which Sellers are parties or the Units are subject and lists all agreements to which the Subject LPs or any Person or Property directly or indirectly owned or controlled by them are parties or to which any of the respective assets of the Subject LPs or any such Person or Properties are subject (i) that cannot be cancelled without penalty within 90 days or (ii) as to which provision for payments or expenses thereunder are not included in the Subject LP Budgets (all of such agreements on Schedule 4.15(a)-u, collectively the "Material Agreements"). Sellers have made available to Buyer true, complete and correct copies of each such Material Agreement. All of such agreements are in full force and effect and no party is in payment default or any other default thereunder except for immaterial defaults.

     (b) Schedule 4.15(b)-U is a list of all Existing Agreements and arrangements of every kind relating to the management of any of the Properties or under which any Subject LP pays any management fees or commissions (the "Scheduled Management Agreements") and identifies the Property subject to such agreement. Sellers have made available true and complete copies any Subject LP pays any management fees or commissions
(the "Scheduled Management Agreements") and identifies the
Property subject to such agreement. Sellers have made available true and complete copies of all such management agreements to Buyer. On the date hereof, each such management agreement is in full force and effect and no default has occurred thereunder. Except for the Scheduled Management Agreements, there are no property management agreements or asset management agreements or any other arrangements (i) under which any Seller or Subject LP is the property manager or asset manager of any Property, (ii) under which any Person is the property manager or asset manager of any Property or any Subject LP pays any management fees or commissions or (iii) which relates to any Subject LP providing or receiving management, administrative or bookkeeping services, or any services that contribute income to any Subject LP.

     (c) At the Closing, each of the agreements attached hereto as Exhibit B, Exhibit C, Exhibit D and Exhibit E will be in full force and effect and enforceable against each of the parties thereto in accordance with their respective terms, and none of such agreements will have been amended or modified without the prior written consent of the Buyer.

     4.16  Master Indemnity Agreement

     Each of Sellers and the NPI Parties represents and warrants that it has consulted with its advisors and counsel with respect to its obligations under the Master Indemnity Agreement of even date among the Buying Group, Riverside and the Selling Group, as such terms are defined therein (the "Master Indemnity Agreement"), and the adequacy of the consideration that it has received with respect thereto; and that such consideration is in all respects adequate and the value thereof is not less than the value of its obligations under the Master Indemnity Agreement.

     4.17  Environmental Matters

     (a) Except as disclosed on Schedule 4.17(a)-U, all of the current and past use and operations by or of any of Sellers or the NPI Parties, or any of their Affiliates or any of the Subject LPs (at any time that any Seller or NPI Party or Affiliate thereof managed or operated such Subject LP or owned any general partnership interest therein) or, to the knowledge of Sellers and the NPI Parties, any tenant, lessee or other Person at or from any real property presently or formerly directly or indirectly owned, used, leased, occupied, managed or operated by any of the Subject LPs (at any time that any Seller or NPI Party or any Affiliate thereof managed or operated such Subject LP or owned any general partnership interest therein) (the "Real Property") comply and have complied with all applicable Environmental Laws (defined below). None of Sellers or the NPI Parties or any of their Affiliates and none of the Subject LPs (at any time that any Seller or NPI Party or any Affiliate thereof managed or operated any such Subject LP or owned any general partnership interest therein), nor, to the knowledge of Sellers or the NPI Parties, any Subject LP (at any time that none of Sellers or the NPI Parties or any Affiliate thereof managed or operated any such Subject LP or owned any general partnership interest therein) or any tenant, lessee or other Person, has engaged in, authorized, allowed or permitted any operations or activities upon any of the Real Property for the purpose of or in any way involving the handling, manufacture, treatment, processing, storage, use, generation, release, discharge, emission, dumping or disposal of any Hazardous Substances (defined below) at, on or under the Real Property, except in compliance with all applicable Environmental Laws.

     (b) Except as disclosed on Schedule 4.17(b)-U, (i) none of Sellers or the NPI Parties and none of the Subject LPs (at any time that any Seller or NPI Party or any Affiliate thereof managed or operated such Subject LP or owned any general partnership interest therein) or, to the knowledge of Sellers and the NPI Parties (based on facts known to any of the Sellers or the NPI Parties), any tenant, lessee or other Person, or any Subject LP (at any time that none of Sellers or the NPI Parties or any Affiliate thereof managed or operated any Subject LP or owned any general partnership interest therein) has been or is involved in activities at or related to any portion of any Real Property directly or indirectly owned or managed by any of Sellers, the NPI Parties or the Subject LPs which activities could reasonably be expected to lead to (A) the imposition of any liability on any of Sellers, the NPI Parties or the Subject LPs under any Environmental Law, or on any subsequent or former owner or operator of any portion of any such Real Property, or (B) the creation of a Lien with respect to any liability on any portion of any such Real Property under any Environmental Law; and
(ii) to the knowledge of Sellers and the NPI Parties, based on the facts known to Sellers or the NPI Parties, no activity by any tenant, lessee or other occupant of any portion of any Real Property could reasonably be expected to result in a claim or liability under any Environmental Law on such tenant or occupant, on any of Sellers, the NPI Parties or the Subject LPs or on any other subsequent or former owner or operator of any portion of such Real Property.

     (c) Except as disclosed on Schedule 4.17(c)-U, to the knowledge of Sellers and the NPI Parties, the Real Property does not contain any Hazardous Substances in, on, over, under or at the Real Property in concentrations which would presently violate Environmental Laws or impose liability or obligations on the present or former owner or operator of the Real Property under the Environmental Laws for any investigation, corrective action, remediation or monitoring of Hazardous Substances in, on, over, under or at the Real Property. To the knowledge of Sellers and the NPI Parties, none of the Real Property is listed or proposed for listing on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq., or any similar inventory of sites requiring investigation or remediation maintained by any state. None of the Sellers or NPI Parties and none of the Subject LPs (at any time that any Seller or NPI Party or any Affiliate managed or operated any Subject LP for or owned any general partnership interest therein) has received any notice, whether oral or written, from any governmental entity or third party of any actual or threatened Environmental Liabilities (defined below) with respect to the Real Property or the conduct of the business of any of the Sellers, NPI Parties or Subject LPs.

     (d) Except as set forth in Schedule 4.17(d)-U and except for non-friable asbestos in ceiling and linoleum tiles, to the knowledge of Sellers and the NPI Parties, there are no underground storage tanks, asbestos or asbestos containing materials, polychlorinated biphenyls, urea formaldehyde, or other Hazardous Substances (other than small quantities of Hazardous Substances stored and maintained in accordance with all applicable Environmental Laws for use in the ordinary course of the business of the Subject LPs) in, on, over, under or at any presently owned or operated Real Property.

      (e) To the knowledge of Sellers and the NPI Parties, there are no conditions existing at any Real Property that require, or which with the giving of notice or the passage of time or both may require remedial or corrective action, removal or closure pursuant to the Environmental Laws other than the implementation of customary operation and maintenance programs with respect to asbestos of the type commonly known as "O&M" programs.

     (f) Each of Sellers, the NPI Parties and Subject LPs has all the material permits, authorizations and approvals necessary for the conduct of its business and for the operations on, in or at the Real Property which are required under applicable Environmental Laws and is in material compliance with the terms and conditions of all such permits, authorizations and approvals, and is capable of continued operation in compliance with Environmental Laws. Schedule 4.17(f)-U contains a list of all such required permits, authorization and approvals.

     (g) Sellers and the NPI Parties have provided to Buyer all environmental reports, assessments, audits, studies, investigations, data and other written environmental information in their custody, possession or control concerning the Real
Property.

     (h) Except as disclosed on Schedule 4.17(h)-U, none of the Sellers or the NPI Parties has any reason to believe, based on facts known to Sellers or the NPI Parties, that any of Sellers, the NPI Parties or Subject LPs may become subject to any Environmental Liabilities.

     (i) As used in this Agreement, the term "Environment" means any surface or subsurface physical medium or natural resource, including, air, land, soil, surface waters, ground waters, stream and river sediments, and biota; the term "Environmental Laws" means any federal, state, local or common law, rule, regulation, ordinance, code, order or judgment (including the common law and any judicial or administrative interpretations, guidances, directives, policy statements or opinions) relating to the injury to, or the pollution or protection of human health and safety or the Environment; the term "Environmental Liabilities" means any claims, judgments, damages (including punitive damages), losses, penalties, fines, liabilities, encumbrances, liens, violations, costs and expenses (including attorneys and consultants fees) of investigation, remediation or defense of any matter relating to human health, safety or the Environment of whatever kind or nature by any party hereto or any of its Affiliates, any Subject LP, entity, any governmental regulatory authority or any other Person (i) which are incurred as a result of (A) the existence of Hazardous Substances in, on, under, at or emanating from any real property presently or formerly owned or operated by any of Sellers, the NPI Parties or Subject LPs or any Affiliates thereof or (B) the offsite transportation, treatment, storage or disposal of Hazardous Substances generated by any of Sellers, the NPI Parties or Subject LPs or any third-party customers of any thereof or (C) the violation of any Environmental Laws or (ii) which arise under the Environmental Laws; the term "Hazardous Substances" means petroleum, petroleum products, petroleum-derived substances, radioactive materials, hazardous wastes, polychlorinated biphenyls, lead based paint, urea formaldehyde, asbestos or any materials containing asbestos, and any materials or substances regulated or defined as or included in the definition of "hazardous substances," "hazardous materials," "hazardous constituents," "toxic substances," "pollutants," "pollutants," "contaminants" or any similar denomination intended to classify substances by reason of toxicity, carcinogenicity, ignitability, corrosivity or reactivity under any Environmental Law. All references in this Section to any of Sellers, the NPI Parties or Subject LPs shall include all predecessors thereto and any Person the liabilities of which pursuant to the Environmental Laws, contractually, by common law or by operation of law, any of them may have succeeded to.

     4.18  Investment Company

     None of Sellers, the NPI Parties or Subject LPs is an
"investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

     4.19  Employees

     All of the executive employees of any of Sellers and the Subject LPs on the date of this Agreement are listed on
Schedule 4.19.1-U (the "Executive Employees") together with a list of any employment, compensation, severance or termination agreements or arrangements to which any of Sellers or the Subject LPs is a party (the "Employment Agreements"). No other employee of any of them has any employment agreement, written or oral, and each such other employee is an employee at will. Other than the Executive Employees and the other employees listed on Schedule 4.19.2-U (collectively, the "Corporate Employees"), the entire compensation costs of all other employees of Sellers and the Subject LPs (the "Reimbursable Employees") are reimbursable under the Management Agreements with respect to the Properties for which they work or the limited partnership agreement of the Subject LP which owns the Property at which they work. Between the date hereof and the Closing Date, the compensation of the Reimbursable Employees shall be changed only in the ordinary course of business consistent with past practice, and no change shall be made in the compensation of Corporate Employees except for the payment of one-time bonuses or severance payments in connection with the consummation of the transactions contemplated by this Agreement and the Other Agreements. Prior to the Closing, Sellers and the NPI Parties shall have terminated the Employment Agreements, shall have obtained the resignation of each of the Executive Employees effective immediately prior to the Closing, shall have obtained a general release from each of the Executive Employees in the form of Exhibit H, and shall have terminated each of the Corporate Employees. On the Closing Date, Sellers and the Subject LPs have no liability under or arising out of any employment compensation, severance or termination agreements or arrangements with the Executive Employees, the Corporate Employees or any other employee of any of them or the termination thereof as contemplated by this Section. On the Closing Date, the NPI Parties will have paid or provided for, and no Buyer or Subject LP will be liable for, any severance payment due as of the Closing Date to any employee of Sellers or the Subject LPs upon termination of employment, with or without cause.

     Except as set forth on Schedule 4.19.3-U, none of the Sellers or (at any time since January 1, 1993 or, to the knowledge of Sellers and the NPI Parties, prior to such date) the Subject LPs is currently or has ever been a party to or otherwise bound by and none of its employees is covered by any collective bargaining agreement or other employment agreement or arrangement (whether or not legally binding), and none of its employees are represented by any union. Sellers have given Buyer true, complete and correct copies of each agreement listed on Schedule 4.19.3-U.

     Each of the Sellers and Subject LPs have paid in full to their employees all wages, salaries, commissions, bonuses and other direct compensation for all services performed by them, other than amounts that have not yet become payable in accordance with such employer's customary practices. None of the Sellers or Subject LPs is or will as a result of any transactions on or prior to the Closing Date or contemplated by this Agreement be or become liable for any severance pay or other payments on account of termination of any present or former employee. Except as set forth on Schedule 4.19.4-U, each of the Sellers and Subject LPs
(a) is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not and has not engaged in any unfair labor practice, (b) is not the subject of any pending or threatened unfair labor practice complaint before the National Labor Relations Board, (c) is not the subject of any labor strike, dispute, slowdown or stoppage pending or threatened against or affecting it, (d) is not and has not been the subject of any representation question respecting its employees, (e) has not experienced any strike, work stoppage or other labor difficulty since its formation, and (f) is not currently negotiating any collective bargaining agreement relating to any of its employees.

     4.20  Employee Benefits

     (a) Schedule 4.20(a)-U contains a true and complete list of all "employee benefit plans," within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any other bonus, profit sharing, compensation, pension, severance, deferred compensation, fringe benefit, insurance, welfare, medical, post-retirement health or welfare benefit, medical reimbursement, health, life, stock option, stock purchase, tuition refund, service award, company car, scholarship, relocation, disability, accident, sick pay, sick leave, vacation, termination, individual employment, executive compensation, incentive, bonus, commission, payroll practices, retention or other plan, agreement, policy, trust fund or arrangement, maintained, sponsored or contributed to by any of the Sellers, NPI Parties, Subject LPs or any entity that would be deemed a "single employer" with any of the Sellers, NPI Parties or Subject LPs under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA (an "ERISA Affiliate") on behalf of any employee of any of the Sellers, NPI Parties, or Subject LPs (whether current, former or retired) or their beneficiaries or with respect to which any of the Sellers, NPI Parties, Subject LPs or any ERISA Affiliate has or has had any obligation on behalf of any such employee or beneficiary (each a "Plan" and, collectively, the "Plans") together with a description of the funding mechanism for each such Plan. With respect to each Plan (other than Multiemployer Plans) and, to the extent available to Sellers, NPI Parties or Subject LPs after using their reasonable efforts, with respect to each Multiemployer Plan, true and complete copies of the documents embodying and relating to the Plan have been delivered to Buyer.

     (b) Except as set forth on Schedule 4.20(b)-U, none of the ERISA Affiliates, nor any of the Sellers, NPI Parties, Subject LPs or any of their respective predecessors has ever contributed to or contributes to, or otherwise participated in or participates in on behalf of employees of any of the Sellers, NPI Parties, Subject LPs or any ERISA Affiliate any "multiemployer plan" (within the meaning of Section 4001(a)(3) of ERISA or Section 414(f) of the Code) ("Multiemployer Plan") or any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Section 4063 and 4064 of ERISA ("Multiple Employer Plan").

     With respect to each Multiemployer Plan and Multiple
Employer Plan:

     (i) none of the Sellers, NPI Parties, Subject LPs or ERISA Affiliates has incurred (or has any reason to believe it has incurred) any withdrawal liability; no event has occurred which with the giving of notice would result in such liability under
Section 4201 of ERISA as a result of a complete withdrawal (within the meaning of Section 4203 of ERISA) or a partial withdrawal (within the meaning of Section 4205 of ERISA); nor has any of the Sellers, NPI Parties, Subject LPs or ERISA Affiliates received any notice of any claim or demand for complete withdrawal liability or partial withdrawal liability;

     (ii) none of the Sellers, NPI Parties, Subject LPs or, to the knowledge of Sellers and the NPI Parties, ERISA Affiliates, has received any notice that any Multiemployer Plan is in "reorganization" (within the meaning of Section 4241 of ERISA), that increased contributions may be required to avoid a reduction in plan benefits or the imposition of an excise tax, or that the Multiemployer Plan is or may become "insolvent" (within the meaning of Section 4241 of ERISA);

    (iii)  each of the Sellers, NPI Parties, Subject LPs and
ERISA Affiliates have timely made any required contributions or payments to any Multiemployer Plan and to any Multiple Employer
Plan;

     (iv) to the knowledge of Sellers and the NPI Parties, no Multiemployer Plan is a party to any pending merger or asset or liability transfer under Part 2 of Subtitle E of Title IV of ERISA;

     (v) to the knowledge of Sellers and the NPI Parties, the Pension Benefit Guaranty Corporation (the "PBGC") has not instituted proceedings against such Multiemployer Plan or Multiple Employer Plan;

     (vi) there is no contingent liability for withdrawal liability by reason of a sale of assets pursuant to Section 4204 of ERISA;

    (vii) except as set forth on Schedule 4.20(b)-U, if any of the Sellers, NPI Parties, Subject LPs or ERISA Affiliates were to have a complete or partial withdrawal as of the Closing, no obligation to pay withdrawal liability would exist on the part of any of the Sellers, NPI Parties, Subject LPs or any ERISA Affiliate with respect to any of the Multiemployer Plans;

     (viii) if any of the Sellers, NPI Parties, Subject LPs or ERISA Affiliates were to have a complete or partial withdrawal as of the Closing, the withdrawal liability of the Sellers, NPI Parties, Subject LPs and ERISA Affiliates, as of the Closing Date, would not exceed $100,000 with respect to all Multiemployer Plans in the aggregate;

     (ix) with respect to each Multiple Employer Plan, none of the Sellers, NPI Parties, Subject LPs or ERISA Affiliates has withdrawn during a plan year in which it was a "substantial employer" (within the meaning of Section 4001(a)(2) of ERISA); and

     (x)  none of the Sellers, NPI Parties, Subject LPs or ERISA
Affiliates has incurred any liability to the PBGC including, without limitation, under Section 4063 or 4064 of ERISA.

     (c) Each of the Sellers, NPI Parties, Subject LPs, and each ERISA Affiliate, each Plan and each "plan sponsor" (within the meaning of Section 3(16) of ERISA) of each "welfare benefit plan" (within the meaning of Section 3(1) of ERISA) has complied in all material respects with the requirements of Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA. None of the ERISA Affiliates, nor any of the Sellers, NPI Parties, or Subject LPs (or any of their respective predecessors) has ever contributed to or contributes to, or has participated in or participates in on behalf of employees of any of the Sellers, NPI Parties, Subject LPs or ERISA Affiliates, any plan subject to Title IV of ERISA or
Section 412 of ERISA, other than the Multiemployer Plans.

     (d)  With respect to each of the Plans on Schedule 4.20(a)-U
(other than Multiemployer Plans):

      (i) each Plan intended to qualify under Section 401(a) of the Code has been qualified since its inception and has received a determination letter from the Internal Revenue Service (the "IRS") (except for the qualified Plan subject to Section 401(k) of the Code listed on Schedule 4.20(d)-U which has applied for such a determination letter) to the effect that the Plan is qualified under Section 401 of the Code and any trust maintained pursuant thereto is exempt from federal income taxation under
Section 501 of the Code and nothing has occurred or will occur through the date of the Closing that caused or could cause the loss of such qualification or exemption or the imposition of any penalty or tax liability; each of Sellers, the NPI Parties and Subject LPs, or ERISA Affiliates, as the case may be, has applied, or prior to the end of the remedial amendment period, as defined under Treasury Regulation Section 1.401(b) and as modified by IRS pronouncements, will apply, for a determination letter from the IRS pursuant to Revenue Procedure 93-39, for each Plan intended to qualify under Section 401(a) of the Code (including the qualified Plan listed subject to Section 401(k) of the Code on Schedule 4.20(d)-U);

     (ii) all payments required by any Plan, any collective bargaining agreement or by law (including all contributions, insurance premiums or intercompany charges) with respect to all periods through the date of the Closing shall have been made prior to the Closing (on a pro rata basis where such payments are otherwise discretionary at year end) or provided for by each of the Sellers, NPI Parties and Subject LPs, as applicable, by full accruals as if all targets required by such Plan had been or will be met at maximum levels on its financial statements;

     (iii) no claim, lawsuit, arbitration or other action (other than nonmaterial routine claims for benefits) has been threatened, asserted, instituted or, to the knowledge of Sellers and the NPI Parties, anticipated against the Plans, any trustee or fiduciaries thereof, any of the Sellers, NPI Parties or Subject LPs, or any ERISA Affiliate, any director, officer or employee thereof, or any of the assets of any trust or the Plans;

     (iv) each Plan complies in all material respects and has been maintained and operated in all material respects in accordance with its terms and the terms and the provisions of applicable law, including, without limitation, ERISA and the Code;

     (v)  no"prohibited transaction," within the meaning of
Section 4975 of the Code and Section 406 of ERISA, has occurred or is expected to occur with respect to each Plan, other than transactions with respect to which an administrative or statutory exemption is available under the Code and ERISA.

     (vi) to the knowledge of Sellers and the NPI Parties, no Plan is under audit or investigation by the IRS or the U.S. Department of Labor or any other governmental authority; no such completed audit, if any, has resulted in the imposition of any tax or penalty;

     (vii) each Plan intended to qualify for tax-favored treatment under Sections 79, 106, 117, 120, 125, 127, 129 or 132 of the Code satisfies in all material respects the applicable requirements under the Code; and

     (viii) with respect to each Plan that is funded mostly or partially through an insurance policy, none of Sellers, the NPI Parties nor the Subject LPs nor any ERISA Affiliate has any liability in the nature of retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the Closing.

     (e) Except as set forth on Schedule 4.20(e)-U, the consummation of the transactions contemplated by this Agreement will not give rise to any liability, including, without limitation, liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any current, former, or retired employee or their beneficiaries solely by reason of such transactions. No amounts payable under any Plan will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

     (f) None of the Sellers, the NPI Parties nor the Subject LPs maintains, contributes to, or in any way provides for any benefits of any kind whatsoever (other than as may be required under Section 4980B of the Code, Sections 601 through 608 of ERISA, the Federal Social Security Act or a plan intended to qualify under Section 401(a) of the Code) to any current or future retiree or terminee.

     (g) Except as expressly required by this Agreement, none of the Sellers, the NPI Parties nor the Subject LPs nor any ERISA Affiliate, or any officer or employee thereof, has made any promises or commitments, to create any additional plan, agreement or arrangement, or to modify or change any existing Plan.

     4.21  Litigation and Claims

     Except as set forth on Schedule 4.21-U, there is no litigation, arbitration, claim, governmental or other proceeding (formal or informal), or investigation pending, or, to the knowledge of Sellers and the NPI Parties, threatened, with respect to any Sellers or Subject LPs, or any of their respective businesses, properties, or assets, other than relating to routine landlord-tenant matters, or negligence lawsuits covered by insurance or vendor claims under $10,000. None of the Sellers or Subject LPs is: (i) in violation of or in default under any order, judgment or decree, (ii) in violation of any law, rule, or regulation, which violation would have a material adverse effect upon any of Sellers or the Subject LPs, or any of their respective businesses, properties or assets or (iii) required to take any action in order to avoid such violation or default. The litigation listed on Schedule 4.21-U will not prohibit the consummation of any of the transactions contemplated hereby.

     4.22  Intellectual Property

     Except as described on Schedule 4.22-U, each of the Subject LPs owns, or has the contractual right to use, and will after the Closing own or have the contractual right to use data processing and management information systems adequate to conduct all aspects of their respective businesses. There is no right under any patent, patent application, trademark, trademark application, trade name, service mark, copyright, franchise, or other intangible property or asset (all of the foregoing being hereinafter referred to as "Intangibles") necessary to or used in the business of the Acquired Companies as presently conducted or as any of them contemplates conducting, except as set forth on
Schedule 4.22-U. None of the Subject LPs has infringed, is infringing, or has received notice of infringement asserted with respect to any Intangibles of others. To the knowledge of Sellers and the NPI Parties, there are no Intangibles of others which may materially adversely affect the financial condition, results of operations, business, properties, assets or liabilities of any of the Subject LPs.

     4.23  Questionable Payments

     None of Sellers or the Subject LPs, nor any director, officer, partner, agent, employee, or other Person associated with or acting on behalf of any of them has, directly or indirectly: used any corporate or partnership funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity; made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds; violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; established or maintained any unlawful or unrecorded fund of corporate monies or other assets; made any false or fictitious entry on its books or records; made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment; given any favor or gift which is not deductible for federal income tax purposes; or made any bribe, kickback, or other payment of a similar or comparable nature, whether lawful or not, to any Person regardless of form, whether in money, property, or services, to obtain favorable treatment in securing business or to obtain special concessions, or to pay for favorable treatment for business secured or for special concessions already obtained.

     4.24  Intentionally Omitted

     4.25  SEC Reports; Tender Offers

     Sellers have previously furnished Buyer (or will simultaneously with its filing with the Securities and Exchange Commission ("SEC") furnish to Buyer) true and complete copies of each Schedule 14D-1 and all amendments thereto and other governmental filings or documents (the "Tender Offer Documents") relating to each tender offer (the "Tender Offers") for any Units in the Subject LPs filed since January 1, 1993 by any of Sellers, the NPI Parties or any of their Affiliates with the SEC or other governmental agency, and the following reports filed by any of the Subject LPs with the SEC: Annual Reports on Form 10-K for each of the fiscal years ended December 31, 1994, 1993, 1992, and 1991, all Quarterly Reports on Form 10-Q and all Current Reports on Form 8-K filed after December 31, 1994, and all proxy statements distributed subsequent to December 31, 1991 (collectively, the "SEC Filings"). Each of the Tender Offer Documents, and each of the SEC Filings did not (and will not), on the date of filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
All litigation arising out of any of the Tender Offer Documents have been finally settled pursuant to a final court order, dated May 19, 1995, and Schedule 4.25-U contains a true, correct and accurate list of all settlement agreements ("Settlement Agreements") and court orders entered into in connection with such final court order (which order is no longer subject to appeal) (the "Order"), true, correct and complete copies of which have been delivered to Buyer. All Tender Offers pursuant to the Tender Offer Documents have been consummated on or prior to the date of this Agreement in compliance with all applicable laws and other Legal Requirements (defined below) and Sellers have performed all of their obligations pursuant to the agreements and Order listed on Schedule 4.25-U. The recent Tender Offers commenced pursuant to the Order have been conducted strictly in accordance with the Settlement Agreements and Order and each of the Sellers and the NPI Parties has performed all of its obligations pursuant to the Settlement Agreements and complied with the Order relating thereto. All press releases and other publicly released data issued by any Subject LP since
December 31, 1993 were accurate when released.

     4.26  Transfers of Units in the Subject LPs

     During the period commencing on the date which is one year prior to the Closing Date and ending on the Closing Date (after giving effect to the Closing under this Agreement and the Other Agreements as if they had occurred on the Closing Date), no Subject LP has transferred limited partnership interests representing more than 49.9% of the outstanding limited partnership interests of such Subject LP counting, for purposes of this Section, only transfers which would be taken into consideration in determining whether there has been a termination of the partnership under Section 708(b) of the Code. On the Closing Date, Sellers shall deliver a Schedule setting forth the aggregate number of units of limited partnership interest so transferred during such one-year period for each Subject LP.

     4.27  Books and Records; Bank Accounts

     (a) The books and records of the Subject LPs are substantially complete and correct in all material respects, and the books and records of the general partner of such Subject LPs contain substantially accurate and complete records of all material actions taken by the general partners of the Subject LPs since the date any of Sellers or the NPI Parties first directly or indirectly acquired any general or limited partnership interest in each such Subject LP.

     (b) Sellers have provided to Buyer accurate lists of all of the bank and brokerage accounts of each Subject LP and the authorized signatories for such accounts.

     4.28  Fees and Reimbursements

     There exists no basis for any claim against any of Sellers, the NPI Parties or any of their Affiliates in any material amount relating to any of the fees and reimbursements paid or payable by any Subject LP to any such Seller, NPI Party or Affiliate thereof and, on the Closing Date, there will be no amounts due from any Subject LP (whether or not yet payable) to any Seller, NPI Party or any of their Affiliates except for any amounts due and unpaid to NPI-AP from the Subject LPs for services at the rates provided in the Subject LP Budgets during the period beginning on a date 45 days prior to the date on which the Closing occurs and the Closing for management fees and reimbursement of certain expenses provided for in the respective partnership agreements, all of which will have been accrued in accordance with past practice. No material default exists under any agreement pursuant to which any such fee or reimbursement has been paid.

     4.29  Completeness of Disclosure

     No representation or warranty by any of Sellers or the NPI Parties in this Agreement or any Additional Document (as defined in the Master Indemnity Agreement) contains, or when delivered will contain, an untrue statement of a material fact or omits, or when delivered will omit, to state a material fact required to be stated therein or necessary, in light of the circumstances in which such statements are made, to make the statements made therein not misleading.

     4.30  Representations Regarding Real Estate

     (a) As used in this Agreement, the following terms have the following meanings:

     "Residential Properties" means the Properties which consist of residential apartment buildings, all of which are listed on Schedule 4.30(a)-U.

     "Commercial Properties" means the Properties owned by the Commercial LPs which consist of office buildings, industrial buildings and shopping centers.

     "Existing Documents" means all of the Leases (defined below), all brokerage agreements relating to payment of Leasing Commissions (defined below), the Service Contracts (defined below), the Permitted Exceptions (defined below) and the Loan Documents (defined below).

     "Improvements" means, collectively, all buildings, structures, structural appurtenances, fixtures, parking areas, and other improvements of any kind located or to be located on the Residential Properties.

     "Legal Requirements" means all applicable local, state, or federal laws, municipal ordinances and regulations, orders, rules and requirements of any federal, state, municipal department and other governmental authority having jurisdiction against or affecting the Residential Properties or the construction, management, ownership, maintenance, operation, use, improvement, acquisition or sale thereof (including, without limitation, applicable zoning, building, health and environmental laws, ordinances, regulations, orders, rules or requirements).

     "Permitted Exceptions" means the defects in, exceptions to, and conditions, Liens, encumbrances and other matters of record affecting title to the Residential Properties which are listed in the Title Reports (defined below) set forth on
Schedule 4.30(b.1)-U, including, without limitation, the Loan
Documents.

     "Leasing Commissions" means all commissions, fees and other compensation payable to any real estate broker, salesperson, finder or any other Person in connection with the leasing of space at the Improvements.

     "Loan Documents" means the mortgages, deeds of trust, promissory notes, assignments of leases and other documents executed and delivered in connection with the Existing
Indebtedness (defined below).

     "Existing Indebtedness" means Debt which is secured by mortgage liens or deeds of trust against any of the Properties.

     "Service Contracts" means all management, utility and cable agreements with respect to each of the Residential
Properties or any portion thereof which on the Closing Date will have a remaining term in excess of one year.

     "Leases" means all leases affecting the Residential
Properties on the date hereof, and all amendments, guaranties and other documents relating thereto.

     "Sellers' Knowledge" means with respect to any representation relating to or affecting the Residential Properties, the actual knowledge of any individual working for or employed by Sellers, the NPI Parties or the Scheduled LPs with the grade of Regional Manager or above, and specifically including, without limitation, Michael L. Ashner, Martin Lifton, Arthur N. Queler, Peter Braverman, William Hamilton and Steven Lifton.

     (b) The Scheduled LPs and Commercial LPs have good and marketable fee title to the Residential Properties, free and clear of all Liens, except the Permitted Exceptions. The Commercial Properties and the Residential Properties listed on
Schedule 4.30(a)-U constitute all of the Properties owned by the Subject LPs. Set forth on Schedule 4.30(b.1)-U is a true, complete and correct list of the most recent title abstract or report (whether or not included in a title policy) obtained by Sellers, the NPI Parties or any of the Subject LPs for each of the Residential Properties (collectively, the "Title Reports"). Set forth on Schedule 4.30(b.2)-U is a true, complete and correct list of the title policies for each of the Residential Properties, which title policies were validly issued and are in full force and effect. True, complete and correct copies of all title policies and the Title Reports have been made available to Buyer. The title premiums payable in connection with issuance of the title policies listed on Schedule 4.30(b.2)-U have been paid.
 No monetary default on the part of any of the Subject LPs exists under any of the Loan Documents, nor has any notice thereof been received, and no event has occurred or condition exists which with the giving of notice, the passage of time, or both would result in the existence of a monetary default on the part of any of them under any of the Loan Documents.

     (c) Set forth on Schedule 4.30(c.1)-U is a true, complete and correct list of the Existing Indebtedness. Except for the Existing Indebtedness, no Subject LP has any Debt. Schedule 4.30(c.1)-U accurately sets forth (i) the name of the current holder or servicer of each portion of the Existing Indebtedness, and (ii) the unpaid principal balance of each portion of the Existing Indebtedness as of the date hereof. There are no payment defaults under any of the Loan Documents nor, except as set forth on Schedule 4.30(c.2)-U, any other defaults thereunder except immaterial defaults. Seller has made available to Buyer true, accurate and complete copies of all of the Loan Documents. Prior to Closing, Sellers and the NPI Parties shall use their reasonable efforts to provide Buyer with the name of each holder of any portion of the Existing Indebtedness which Sellers and the NPI Parties cannot currently identify.

     (d) Sellers and the NPI Parties shall use their reasonable efforts to provide true, complete and correct copies of all Service Contracts to Buyer prior to Closing. Between the date hereof and the Closing, Sellers and the NPI Parties agree not to enter into any Service Contract if such agreement would be a breach of such parties' fiduciary obligations to the Subject LPs.

     (e) (i) The rent rolls for the Residential Properties which have been made available to Buyer are true, complete and correct as of the date of such rent roll, and accurately reflect the (A) identity of the tenant, (B) unit leased, (C) monthly rent, (D) term of the lease, (E) security deposit, if any, and
(F) rental concessions, if any. Sellers and the NPI Parties agree that if any of such parties presents a plan to convert any of the Residential Properties to cooperative or condominium ownership to the tenants of a Residential Property between the date hereof and Closing, Buyer shall have the right to terminate this Agreement without liability to Sellers or the NPI Parties, in which event the provisions of Section 12.04 hereof shall apply.

     (ii) Each of the Subject LPs is currently performing all of its material obligations under the Leases; the rents and additional rents reserved under each of the Leases are legal rents and no claim to the contrary has been asserted by any of the lessees thereunder; Sellers have made available to Buyer true, accurate and complete Delinquency Reports as of June 30, 1995 setting forth all amounts which are past due by thirty (30) days or more by any tenant of the Residential Properties; none of Sellers, the NPI Parties or Subject LPs have assigned any of their rights under the Leases except to the holders of the Existing Indebtedness; no representation or covenant has been made by any of Sellers, the NPI Parties or Subject LPs to any of the lessees under the Leases except as incorporated in their respective leases; all representations made by the lessors under the Leases are true and correct in all material respects. To Sellers' Knowledge, there are no rent strikes being asserted by tenants of any of the Residential Properties.

     (f) (i) Except as set forth on Schedule 4.30(f.1)-U and except pursuant to the Leases, no Person has any possessory interest in any portion of the Residential Properties or any other rights with regard to the use thereof or any rights to acquire or to lease the Residential Properties or participate in any rents or profits of the Residential Properties, including, without limitation, any renewals or extension options, or any part thereof, or otherwise obtain any interest therein and there are no outstanding rights of first refusal, rights of reverter or rights of first offer relating to the Properties or any interest therein.

     (ii) There are no Leasing Commissions which are or will be payable to any Person with respect to, or on account of the Leases, except those which are disclosed in the SEC Filings for the Subject LPs or the operating statements of the Subject LPs which have been made available to Buyer or due upon exercise of options in or renewals of existing leases for periods beyond the minimum term of the lease; true, complete and correct copies of any brokerage agreements evidencing an obligation to pay any Leasing Commissions have been made available to Buyer.

     (g) Until the Closing, Sellers and the NPI Parties shall cause the Residential Properties to be kept in good repair and condition (ordinary wear and tear excepted), and use all reasonable efforts (i) to preserve the good will of Persons having associations, dealings or relations with the Residential Properties, (ii) to comply in all material respects with all Legal Requirements and with all terms, conditions and provisions of all Existing Documents, (iii) to suffer no payment default thereunder or other default except immaterial defaults and to promptly notify Buyer of the receipt or delivery of any written notice from any party to an Existing Document (other than Leases) alleging a breach or default thereunder, and (iv) to operate, manage and maintain the Residential Properties in the same manner as they have been operated prior to the date hereof. None of Sellers or the NPI Parties shall permit the removal from any of the Residential Properties of any personal property, fixtures or equipment, except in the ordinary course of business.

     (h) To Sellers' Knowledge (i) the Residential Properties and the present use and condition thereof do not violate any applicable deed restriction or other covenants, restrictions or agreements, site plan approvals, zoning or subdivision regulations or urban redevelopment plans applicable to the Residential Properties and (ii) each of the Residential Properties has the right of ingress to and egress from a public street.

     (i) All water, sewer, gas, electricity, telephone and other utilities serving the Residential Properties are supplied directly to the Residential Properties by facilities of public and private utilities and the cost of installation of such utilities have been fully paid for or the annual cost of such installation is included in the applicable Subject LP Budget.

     (j) To Sellers' Knowledge, no federal, state or local governmental authority has plans to change the highway or road system in the vicinity of any of the Residential Properties or to restrict or change access from any such highway or road to the Residential Properties.

     (k) Sellers and the NPI Parties shall make available to Buyer all certificates of occupancy, permits and other certificates (the "Improvement Certificates") affecting the Improvements which are in the possession of such parties. Sellers and the NPI Parties shall use all reasonable efforts to obtain all Improvement Certificates affecting the Improvements which are not in such parties' possession, prior to Closing.

     (l) True, complete and correct copies of all existing insurance policies covering the Properties have been made available to Buyer. The hazard insurance policies with respect to each of the Residential Properties are in amounts not less than the full replacement value of the Improvements. All such policies are in material compliance with, and fulfill all of the insurance obligations under, the Existing Documents. Sellers and the NPI Parties shall cause to be maintained in full force and effect all insurance policies relating to the Properties between the date hereof and the Closing. No default exists under any such insurance policy and no circumstances or state of affairs exists which with notice, lapse of time, or both would result in the existence of a default under any such insurance policy. None of Sellers, the NPI Parties or Subject LPs has received any notice of cancellation of any such policy.

     (m) None of Sellers, the NPI Parties or Subject LPs has received any written notice or, to Sellers' Knowledge, is aware of (i) any violation of any applicable Legal Requirements whether or not officially noted or issued, or (ii) any condition relating to the Properties which, to Sellers' Knowledge, would constitute a violation.

     (n) To Sellers' Knowledge, there is no (i) pending or contemplated annexation or condemnation proceeding affecting or which may affect all or any portion of any of the Residential Properties, (ii) proposed or pending proceeding to change or redefine the zoning classification of all or any portion of any of the Residential Properties or (iii) proposed change in road patterns or grades which may adversely affect access to any roads providing a means of ingress to or egress from the Residential Properties. No written notice has been issued with respect to any, and to Sellers' Knowledge there is no pending or contemplated change in any Legal Requirement which may adversely affect the use, ownership, management or operation of any of the Properties.

     (o) Except as set forth on Schedule 4.30(o.1)-U, and for any matters covered by insurance which are not material in nature, routine landlord-tenant matters or vendor claims under $10,000, there is no action, suit, proceeding, written claim, order, decree or judgment against any of Sellers, the NPI Parties or Subject LPs or the Properties, or any portion thereof, or relating to or arising out of the ownership, management, operation, use or occupancy of the Properties, pending or being prosecuted in any court or by or before any federal, state, county or municipal department, commission, board, bureau or agency or other governmental instrumentality nor is any such action, suit, proceeding, written claim, order, decree or judgment, to Sellers' Knowledge threatened or actually being asserted. Except as set forth on Schedule 4.30(o.2)-U, none of Sellers, the NPI Parties or Subject LPs is a party to or subject to any judgment, writ, decree, injunction or order enjoining or restraining it from conducting any business in respect of the Properties.

     (p)  There have not been any fires or other casualties since
March 31, 1995 for which there does not exist sufficient insurance proceeds to repair the damage caused by such fire or other casualty to substantially the same condition as existed prior to such casualty.

     4.31  HUD Consents

     Sellers and the NPI Parties know of no reason why the approvals of HUD (defined below) referred to in Section 6.04 cannot be obtained on or prior to the Closing Date, except for administrative delays occasioned by HUD and the fact that HUD is currently giving close reviews to companies which have purchased other companies with interests in HUD subsidized housing using deferred purchase price payments.

     4.32  Solvency

     For purposes of applicable federal and state laws governing determinations of the insolvency of debtors, or relating to fraudulent conveyance, or otherwise with respect to creditors' rights, or similar judicial doctrines: on the Closing Date after giving effect to the transactions contemplated hereby,
(i) the amount of the "present fair saleable value" of the assets of each of Sellers and the NPI Parties will, as of such date, exceed the amount of all "liabilities of such Person, contingent or otherwise", as of such date, as such quoted terms are determined in accordance with such laws and doctrines, (ii) the present fair saleable value of the assets of each of Sellers and the NPI Parties will, as of such date, be greater than the amount that will be required to pay such Person's liability on its debts (defined below) as such debts become absolute and matured,
(iii) none of Sellers or the NPI Parties will have, as of such date, an unreasonably small amount of capital with which to conduct its business, (iv) each of Sellers and the NPI Parties will be able to pay its debts as they mature and (v) the consideration to be received by each Seller hereunder for the assets to be sold by such Seller hereunder is not less than the "present fair saleable value" of such assets. For purposes of this Section 4.31, "debt" means "liability on a claim", "claim" means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed or undisputed, secured or unsecured.

     4.33  Absence of Inducement

     In entering into this Agreement, none of Sellers or the NPI Parties has been induced by, or relied upon, any representations, warranties or statements by Buyer not set forth or referred to in this Agreement or the Additional Documents, whether or not such representations, warranties or statement have actually been made, in writing or orally, and each of the Sellers and the NPI Parties acknowledges that, in entering into this Agreement, Buyer has been induced by and relied upon the representations and warranties of the Sellers and the NPI Parties herein or therein set forth.

     4.34  No Knowledge of Breach

     None of Sellers or the NPI Parties has any knowledge on the date hereof of any fact or circumstances which would cause any representation or warranty of Buyer in this Agreement or the Additional Documents to be misleading or incorrect in any respect or is aware of any statement which was omitted from any such representation or warranty which is necessary to make the statements made in any such representation or warranty not misleading.

V.     Representations and Warranties of Buyer

     Buyer represents and warrants to Sellers as of the date hereof and agrees with Sellers as follows:

     5.01  Organization

     Insignia is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, and Insignia LLC is a limited liability company duly organized and validly existing under the laws of the State of Delaware, each with all requisite power and authority to own, lease, license, and use its properties and assets and to carry on the business in which it is now engaged and the business in which it contemplates engaging. On the date hereof, Insignia LLC is wholly owned, directly or indirectly, by Insignia; however, no representation is made as to the ownership of Insignia LLC as of the Closing Date, except that it will be an Affiliate of Insignia.

     5.02  Authority

     Insignia and Insignia LLC each has all requisite power and authority to execute, deliver, and perform this Agreement. All necessary corporate and limited liability company proceedings of Insignia and Insignia LLC have been duly taken to authorize the execution, delivery, and performance of this Agreement by Buyer and the issuance of the Insignia Common Stock. This Agreement has been and the other documents required to be delivered by Buyer hereby have been (or when delivered will be) duly authorized, executed, and delivered by Buyer, and constitute or will constitute the legal, valid, and binding obligation of Insignia and Insignia LLC, enforceable as to each of them in accordance with their terms.

      5.03  Conflicts or Defaults; No Violations

     Neither the execution, delivery or performance of this Agreement by Buyer nor the consummation of the transactions contemplated hereby will (with or without the giving of notice, lapse of time or both): (a) contravene any provisions of any law, statute, rule or regulation or any order, writ, judgment, injunction or decree of any court or governmental instrumentality; or (b) except as set forth on Schedule 5.03-U conflict with or result in any breach of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of any of Insignia or Insignia LLC pursuant to the terms of any note, bond, indenture, mortgage, deed of trust, loan agreement, credit agreement, lease, franchise, or any other agreement, contract or instrument to which either of them is a party or to which any of their respective properties or assets is subject; or (c) violate any provision of their respective Organizational Documents.

     5.04  Litigation

     There is no litigation, arbitration, claim, governmental or other proceeding (formal or informal), or investigation pending, or to the knowledge of Buyer, threatened, relating to, or seeking to prohibit or otherwise challenge the consummation of this Agreement or the transactions contemplated by this Agreement or to obtain substantial damages with respect thereto.

     5.05  Investment Company

     Buyer is not an "investment company" or a company
"controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

     5.06  Consents

     Except the fling under the HSR Act described in Section 6.04, the consent of HUD to the transactions conemplated by this Agreement and the other Agreements, any filing with respect to any Organizational Documents of any Person (all of which will be made prior to Closing), and as may be required under any federal or state securities laws, no approval or consent of, notice to, or filing or registration with, or authorization, order, license, certificate, or permit of or from, any governmental authority or any other notice to or consent of any third party is required to be made by Buyer in connection with (a) the execution, delivery and performance of, (b) the legality, validity, binding effect or enforceability of or (c) the consummation of the transactions contemplated by this Agreement.

     5.07  HUD Consents

     Buyer has no knowledge of any reason why the approvals of HUD referred to in Section 6.05 cannot be obtained on or prior to the Closing Date, except for administrative delays by HUD and the fact that HUD is currently giving close reviews to companies which have purchased other companies with interests in HUD subsidized housing using deferred purchase price payments.

     5.08  Completeness of Disclosure

     No representation or warranty by Buyer in this Agreement or any Additional Document contains, or when delivered will contain, an untrue statement of a material fact or omits, or when delivered will omit, to state a material fact required to be stated therein or necessary, in light of the circumstances in which such statements are made, to make the statements made therein not misleading.

     5.09  Absence of Inducement

     In entering into this Agreement, Buyer has not been induced by, or relied upon, any representations, warranties or statements of any of Sellers or the NPI Parties concerning any matter not set forth or referred to in this Agreement or the Additional Documents, whether or not such representations, warranties or statements have actually been made, in writing or orally, except that Buyer has relied upon Sellers' and the NPI Parties' having disclosed to Buyer all information, and provided to Buyer true, complete and correct copies of all agreements, documents and data, that Buyer or its Affiliates have requested in connection with its determination whether to enter into this Agreement and the Other Agreements. Buyer acknowledges that, in entering into this Agreement, Seller and the NPI Parties have been induced by, and relied upon, Buyer's representations and warranties herein set forth.

     5.10  Knowledge of Breach

     Buyer has no knowledge on the date hereof of any facts or circumstances which would cause any representation or warranty of any of Sellers and the NPI Parties in this Agreement or the Additional Documents to be misleading or incorrect in any respect or is aware of any statement which was omitted from any such representation or warranty which is necessary to make the statements made in any such representation or warranty not misleading.

VI.     Additional Agreements

     6.01  Performance of Covenants, Payment of Debt

     (a) Sellers and the NPI Parties each, jointly and severally, covenants and agrees (i) to perform or cause to be performed the covenants of any of them under this Agreement, (ii) to cause the NPI-AP Members, immediately prior to the Closing, to make the capital contribution required to be made by them under the Riverside Agreement and (iii) to cause Riverside to perform its covenants under this Agreement.

    (b) Insignia and Insignia LLC each, jointly and severally, covenants and agrees (i) to perform or cause to be performed the covenants of either of them under this Agreement, (ii) to cause the Insignia Member, immediately prior to the Closing, to make the capital contribution required to be made by it under the Riverside Agreement and (iii) to cause Riverside to perform its covenants under this Agreement.

     (c) Riverside covenants and agrees to perform its covenants under this Agreement.

     (d) Simultaneous with the sale by Ventures I to Riverside of the Units of the Commercial LPs, Ventures I shall make prepayment of the loan to Ventures I under the PaineWebber Debt in an amount equal to the lesser of (i) the amount of the Debt outstanding or (ii) the amount of the capital contribution made by the Insignia Member to Riverside less the amount (subject to adjustment) of such contribution to be used by Riverside to acquire Units in the Commercial LPs from QAL and QALA II.

     6.02  General

     (a) Each of Sellers and the NPI Parties will use all reasonable efforts and take all reasonable steps, and will cooperate with Buyer to cause to be fulfilled, those of the conditions set forth in this Agreement to the parties' respective obligations to consummate the transactions contemplated by this Agreement and the Other Agreements that are dependent upon the actions or inactions of any of Sellers or the NPI Parties, and to execute and deliver such instruments and take such other reasonable actions as may be necessary or appropriate in order to carry out the intent of this Agreement and the Other Agreements and consummate the transactions contemplated hereby and thereby.

     (b) Buyer will use all reasonable efforts and take all reasonable steps, and will cooperate with Sellers and the NPI Parties to cause to be fulfilled, those of the conditions set forth in this Agreement to the parties' respective obligations to consummate the transactions contemplated by this Agreement and the Other Agreements that are dependent upon the actions or inactions of Buyer, and to execute and deliver such instruments and take such other reasonable actions as may be necessary or appropriate in order to carry out the intent of this Agreement and the Other Agreements and consummate the transactions contemplated hereby and thereby.

     6.03  Other Agreements

     Until the Closing Date, Sellers and the NPI Parties and their Affiliates will each:

     (a) use its reasonable efforts to cause all representations and warranties made by them hereunder or under the Other Agreements to be true and correct in all material respects as of the Closing Date as if made on the Closing Date, except for changes in the ordinary course of business of the Subject LPs consistent with past practice; provided, however, that nothing herein shall require any of such Persons to violate any fiduciary duty obligation owed to any of the Subject LPs; and

     (b) use its reasonable efforts to preserve intact the business organization and operations of Sellers and the Subject LPs, to keep available the services of its present officers and employees, to preserve in full force and effect its contracts, agreements, instruments, leases, licenses, arrangements, and understandings, and to preserve the present business relationships and good will of its suppliers, customers, and others having business relations with any of them.

     6.04  Hart-Scott-Rodino, HUD and Other Regulatory Filings

      Promptly, but not later than 45 days following the execution of this Agreement, Buyer and Sellers and the NPI Parties shall each file or cause to be filed any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), in connection with the transactions contemplated by this Agreement and the Other Agreements and shall each make any further filings pursuant thereto that may be necessary in connection therewith. Sellers and the NPI Parties, on the one hand, and Buyer, on the other, shall each pay one-half of the filing fees payable in connection with such filings. Within 15 business days following the date hereof, Buyer shall apply to the U.S. Department of Housing and Urban Development ("HUD") for the approvals referred to in Section 5.06. Sellers and the NPI Parties shall also promptly file and cause the Subject LPs to file with applicable regulatory authorities any other applications, notices or other documents required to be filed by any of them (and prosecute diligently any related proceedings) in order to consummate the transactions contemplated by this Agreement.

     6.05  Consents and Filings

     As soon as practicable after the date hereof and before the Closing, except as set forth on Schedule 6.05-U, Sellers shall use all reasonable efforts to obtain all consents, approvals, waivers, or other documents from any third parties, including any governmental authorities, and make all filings, registrations and other notifications, as (i) may be required to consummate the transactions contemplated by this Agreement and the Other Agreements or (ii) are set forth on Schedule 4.12-U.

     6.06  Delivery of Financial Statements Required for SEC
           Filings; Statements of Operations

     (a) Commencing on the date hereof, Sellers, with respect to themselves and assets owned by Sellers and the Subject LPs shall, and the NPI Parties shall cause Sellers to, promptly following any request from Buyer, timely deliver to Buyer such financial statements and other financial information, with respect to such accounting periods, of such of Sellers, the NPI Parties and/or their Affiliates (including, without limitation, the Subject
LPs), and such Property descriptions, as Insignia and/or its Affiliates shall require in connection with any filings with the SEC or any other regulatory authority. Such financial statements shall contain such information, and be in such form, and shall be delivered with such reports of certified public accountants thereon and such consents of such certified public accountants, if any, as shall be required by the SEC or other regulatory authority. Buyer shall reimburse Sellers for the incremental accounting fees of their certified public accountants for preparing any such information or statements which would not otherwise have been required to be prepared at any time for any of the NPI Parties. Buyer shall use its reasonable efforts to give Sellers as much notice as is practicable of the financial statements and other financial information it will require and Sellers and the NPI Parties shall use their best efforts to deliver requested statements and information in the form and at the time required.

     (b) At least seven days prior to the Closing, Sellers and the NPI Parties shall deliver for each of the Subject LPs an unaudited Statement of Operations for each of the Subject LPs and for each of the Residential Properties for the year ending as of December 31, 1995, in the form customarily generated by the NPI Parties in the ordinary course of business and consistent with the Statements of Operations for earlier periods previously delivered to Buyer (together with similar Statements of Operations for each additional month ending immediately prior to the Closing, if any), each prepared from the books and records of the Subject LPs maintained on a basis consistent with their maintenance during periods covered by the Subject LP Financial Statements, which Statements of Operations shall accurately set forth the information contained therein, and shall be accompanied by a certificate of the Sellers and the NPI Principals to such effect in form and substance satisfactory to Buyer.

     6.07  Environmental Reports

     Within 30 days after the date hereof, Buyer may, but shall have no obligation to, retain an environmental consultant reasonably acceptable to Sellers to undertake at Buyer's cost between the date hereof and the Closing an environmental assessment of some or all of the Properties, including, without limitation, a Phase I assessment for each Property and, if recommended by the environmental consultant in the Phase I assessment report, a Phase II assessment. A copy of the Phase I report shall be provided by Buyer to Sellers. The Phase II assessment may involve, among other things, intrusive sampling and testing of the soil and groundwater, integrity testing of any underground storage tanks and an asbestos survey. The Phase II assessment, if any, shall be undertaken in accordance with a scope of work to be prepared by the environmental consultant, a copy of which shall be furnished to Sellers prior to undertaking the work. At the conclusion of the Phase II assessment scope of work, the environmental consultant shall prepare a Phase II assessment report, a copy of which shall be provided by Buyer to Sellers. Buyer shall use its reasonable efforts to cause such assessments to be completed promptly and Sellers and the NPI Parties shall use their reasonable efforts to assist Buyer and its consultant in connection with such assessments, including, without limitation, providing reasonable access to the Properties for the conduct of the Phase I assessment, and, if recommended, for the Phase II assessment and providing the environmental consultant with all known and available information and documentation concerning any environmental matters pertaining to the Property. Buyer shall indemnify and hold harmless Sellers and the NPI Parties from and against any and all claims, liabilities, losses, damages, costs and expenses, including without limitation, reasonable attorneys fees, arising out of any damage to any Property caused by Buyer or its consultant in performing the Phase I and Phase II environmental assessments undertaken by Buyer; provided, however, that in no event shall Buyer have any liability with respect to any existing condition or matter relating to any Property, including, without limitation, any liability, loss, damage, cost or expense incurred or suffered by any Person as a result of the discovery of any existing condition or matter as a result of such Phase I or Phase II environmental assessments. In the event that Buyer or its environmental consultants shall cause any damage to any Property as a result of any Phase I or Phase II environmental assessment, Buyer shall promptly repair such damage and restore the damaged portion of the Property to a condition substantially equivalent to the condition thereof prior to such damage.

     6.08  Confidentiality

     (a) Each of Sellers and the NPI Parties shall, before and after the Closing, insure that all confidential information which any of Sellers or the NPI Parties or their Affiliates, or any of their respective officers, directors, partners, employees, counsel, agents, investment bankers, or accountants, may now possess or may hereafter create or obtain relating to the condition (financial or otherwise), results of operations, business, properties, assets, liabilities, or future prospects of Sellers, any Scheduled LPs, Residential Properties of any Commercial LPs, or Buyer and its Affiliates, shall not be published, disclosed, or made accessible by any of them to any other Person at any time or used by any of them after the Closing, in each case without the prior written consent of Buyer; provided, however, that the restrictions of this sentence shall not apply (i) to the extent any such disclosure may otherwise be required by law, (ii) to the extent any such disclosure may be necessary in connection with the enforcement of this Agreement, or (iii) to the extent such information shall have otherwise become publicly available without any breach of this Agreement or any other confidentiality obligations of any Person. Sellers and the NPI Parties shall, and shall cause the Subject LPs and all other such Persons to, at Buyer's request after the Closing, deliver to Buyer any documents or other medium containing such confidential information to which the restrictions of the foregoing sentence apply.

     (b) Buyer shall, before the Closing, insure that all confidential information which Buyer or its Affiliates, or any of their respective officers, directors, partners, employees, counsel, agents, potential sources of financing, investments bankers or accountants, may possess or may hereafter create or obtain relating to the condition (financial or otherwise), results of operations, business, properties, assets, liabilities, or future prospects of Sellers, the NPI Parties or any Subject LP, shall not be published, disclosed, or made accessible by Buyer to any other Person at any time or used by Buyer (except in preparation for the consummation of the transactions contemplated by this Agreement or the Other Agreements), in each case without the prior written consent of Sellers; provided, however, that the restrictions of this sentence shall not apply (i) to the extent any such disclosure that may be required in connection with any SEC filings by Buyer or its Affiliates, or otherwise be required by law, (ii) may be necessary in connection with the enforcement of this Agreement, or (iii) to the extent such information shall have otherwise become publicly available without any breach of this Agreement or any other confidentiality obligations of any Person. If the Closing shall not occur for any reason, Buyer shall, and shall cause all other such Persons to, at Sellers' request, deliver to Sellers any documents or other materials containing such confidential information to which the restrictions of the foregoing sentence apply.

     6.09  Public Statements

     Between the date of this Agreement and the Closing, Sellers, the NPI Parties and their Affiliates shall discuss and coordinate with Buyer and Buyer shall discuss and coordinate with the NPI Principals with respect to any public filing or announcement required concerning any of the transactions contemplated by this Agreement. No public filing or announcement concerning any of the transactions contemplated by this Agreement shall be made by any of them, without the consent of both Sellers and Buyer, except as required by law. The parties agree that a press release in the form attached as Exhibit I may be released by Buyer or its Affiliates upon execution hereof.

     6.10  Limited Release

     At the Closing, Sellers and the NPI Parties shall deliver a release from themselves and their named Affiliates in the form of Exhibit J with respect to certain claims of any of them or their successors or assigns against Ventures I, Ventures II, or any of the Subject LPs, their respective partners, directors, officers, employees, agents, and Affiliates, and any other control person under Section 15 of the Securities Act of 1933, as amended (the "Securities Act"), or Section 20(a) of the Exchange Act, and the other parties named in the Exhibit which includes a covenant not to sue.

     6.11  Voting by Sellers

     Except as provided in the Settlement Agreement and subject to its fiduciary duties when acting as general partner of a Subject LP and as may be required by the provisions of the partnership agreement of any Subject LP, Sellers and the NPI Parties each agrees that until the Closing Date under this Agreement and other Agreements, it will vote all general and limited partnership interests in the Sellers and in any Subject Lps in which any of them is entitled to vote against and shall not take any action to cause (a) any merger, consolidation, reorganization, other business combination, or recapitalization involving any Seller or Subject LP other than the redemption of the interests of the Redeemed Partners, (b) any dissolution, liquidation, or termination of any Seller or Subject LP, (c) any sale of any assets of any Seller or Subject LP other than the sale of the MRI/CP Units or any Commercial Properties or as set forth on Schedule 6.11-U, (d) the amendment of the limited partnership agreement or any other Organizational Document of any Seller or Subject LP, (e) any change in the general partner (defined below) of such Seller or Subject LP, or (f) any proposition the effect of which may be to inhibit, prohibit, restrict, or delay the consummation of any of the transactions contemplated by this Agreement or any of the Other Agreements or impair the contemplated benefits to Buyer and its Affiliates of the transactions contemplated by this Agreement and the Other Agreements. It is understood that at any time Sellers, the NPI Parties or any of their Affiliates would be permitted under this Section to vote their general partnership interest in any Subject LP in favor of or take any action set forth above because to fail to do so would be a breach of the fiduciary duty of the general partner of such Subject LP, the Affiliate which is the holder of limited partner interests in the same Subject LP shall also be permitted under this Section to vote such limited partnership interests in favor of such action. For purposes of this Agreement, the term "change in the general partner" of a Subject LP shall include, without limitation, a change in the Person who is general partner, a change in the powers or authority of such Person or a change legally or beneficially in the Person or Persons with the power to direct the general partner.

     6.12  Access

     Between the date of this Agreement and the Closing Sellers and the NPI Parties shall (a) give Buyer and its authorized representatives full access to all offices and other facilities and properties of Sellers and the Subject LPs and to the books and records of Sellers and the Subject LPs (and permit Buyer to make copies thereof), (b) permit Buyer to make inspections thereof, and (c) cause their respective officers and advisers (including, without limitation, their auditors, attorneys, financial advisors and other consultants, agents and advisors) to furnish Buyer with such financial and operating data and other information with respect to the business and properties of Sellers and the Subject LPs, and to discuss with Buyer and its authorized representatives the affairs of Sellers and the Subject LPs, all as Buyer may from time to time reasonably request. Statements made by Sellers, the NPI Parties and their authorized representatives in the course of any such discussions shall not constitute representations or warranties for purposes of this Agreement.

     6.13  No Transfers or Encumbrances

     Sellers and the NPI Parties shall not, directly or indirectly, sell, assign, gift, pledge, or otherwise transfer or encumber any Units before the Closing. Ventures I and Ventures II shall not agree to any further amendment or modification of the agreements relating to the PaineWebber Debt or borrow after the date hereof any further amounts thereunder, in either case without the consent of Buyer. Until the Closing no Seller or NPI Party shall commence any tender offer for, or otherwise purchase or acquire or offer to purchase or acquire, any units of limited partnership interest in any Subject LP, except units of limited partnership interest acquired in satisfaction of Unit Loans, which shall thereupon become "Units" hereunder.

     6.14  Notice of Certain Events; SEC Reports

     (a) Until the Closing, each of Sellers and the NPI Parties shall immediately give Buyer (i) written notice of the occurrence, or failure to occur, of any event or state of facts that would cause any representation or warranty contained in this Agreement to be untrue or inaccurate or any covenant, condition or agreement which is to be performed or satisfied by it impossible to be so complied with or satisfied or make such performance or satisfaction materially more difficult than in the absence of such fact or occurrence or which (if existing and known at the date of the execution of this Agreement) would have been required to be set forth or disclosed in or pursuant to this Agreement or a Schedule or Exhibit hereto; (ii) a copy of each registration statement, annual, quarterly or current report, proxy or information statement, or other document (including exhibits and all material incorporated by reference) filed by any NPI Party or Subject LP with the SEC or any other governmental authority (other than filings under the HSR Act); (iii) copies of all notices of default given to any Seller, NPI Party or Subject LP with respect to any Debt, Management Agreement or Material Agreement; and (iv) copies of all reports and other documents prepared for the limited partners or general partners of any Subject LP and copies of the minutes of all meetings of, and actions taken (with or without a meeting), by the limited partners or any general partner of any Subject LP. No notification under this Section 6.14(a) shall affect or modify the representations, warranties, covenants or agreements of any of Sellers or the NPI Parties or the conditions to the respective obligations of the parties hereunder.

     (b)  Until the Closing, Buyer shall immediately give Sellers
(i) written notice of the occurrence, or failure to occur, of any event or state of facts that would cause any representation or warranty contained in this Agreement to be untrue or inaccurate or any covenant, condition or agreement which is to be performed or satisfied by Buyer impossible to be so complied with or satisfied or make such performance or satisfaction materially more difficult than in the absence of such fact or occurrence or which (if existing and known at the date of the execution of this Agreement) would have been required to be set forth or disclosed in or pursuant to this Agreement or a Schedule or Exhibit hereto;
(ii) a copy of each registration statement, annual, quarterly or current report, proxy or information statement, or other document (including exhibits and all material incorporated by reference) filed by Buyer with the SEC or any other governmental authority other than filings under the HSR Act; and (iii) copies of all reports and other documents prepared for the stockholders or members of Buyer. No notification under this Section 6.14(b) shall affect or modify the representations, warranties, covenants or agreements of Buyer or the conditions to the respective obligations of the parties hereunder.

     6.15  Other Covenants

     Sellers and the NPI Parties, jointly and severally, covenant and agree to cause the Persons named as Sellers and NPI Parties to perform all of the covenants and agreements of each of them set forth in the Other Agreements, and any material breach of any such covenant or agreement shall be deemed a breach of this Agreement.

     6.16  Other Proposals

     Until the Closing or the termination of this Agreement in accordance with its terms, Sellers and the NPI Parties shall not, and shall neither authorize nor permit any officer, director, employee, counsel, agent, investment banker, accountant, or other representative of any of them or of any Subject LP, directly or indirectly, to: (i) initiate contact with any Person in an effort to solicit a Takeover Proposal (defined below); (ii) cooperate with, or furnish or cause to be furnished any non-public information concerning the business, properties, or assets of any of Sellers or the NPI Parties or any Subject LP to any Person in connection with any Takeover Proposal; (iii) negotiate with any Person with respect to any Takeover Proposal; or (iv) enter into any agreement or understanding with the intent to effect a Takeover Proposal; provided, however, that nothing herein shall require any NPI Party to breach any fiduciary duty as general partner of a Subject LP. Sellers and the NPI Parties will immediately give written notice to the Purchaser of the details of any Takeover Proposal of which any of them becomes aware. As used in this
Section 6.16, "Takeover Proposal" means any proposal, other than as contemplated by this Agreement: (i) for a merger, consolidation, reorganization, other business combination, or recapitalization involving any of Sellers or the NPI Parties or any Subject LP, for the acquisition of a 5% or greater interest in the equity of any of Sellers or the NPI Parties or any Subject LP, for the acquisition of the right to cast 5% or more of the votes on any matter with respect to any of Sellers or the NPI Parties or any Subject LP, or for the acquisition of a substantial portion of any of their respective assets other than in the ordinary course of their respective businesses or (ii) the effect of which may be to prohibit, restrict, or delay the consummation of any of the transactions contemplated by this Agreement or the Other Agreements or to impair the contemplated benefits to Buyer of any of the transactions contemplated by this Agreement.

     6.17  Other Application of Distributions

     Sellers and the NPI Parties will cause all distributions received by Sellers, the NPI Parties and any of their Affiliates from or with respect to any of the Units, Excess Units or units of limited partnership interest securitizing the Unit Loans being sold hereunder from and after the date hereof and through the Closing Date to be applied, on or before the Closing Date, toward repayment of the PaineWebber Debt in accordance with its terms.

     6.18  Other Due Diligence Meetings

     Between the date hereof and the Closing, at reasonable business hours selected by Buyer, during the months of September through December, 1995 (and if the Closing is after January 15, 1996, in January and February, 1996), Sellers and the NPI Parties shall make available such officers of NPI-AP Management and other senior level employees and other employees with detailed knowledge of the Properties and operations of the Subject LPs as Buyer shall request (at which time at least one of the NPI Principals, Peter Braverman and William Hamilton shall be present) for due diligence meetings (at least two of which shall be held, at Buyer's option, at Insignia's headquarters in Greenville, South Carolina and the others in Atlanta, Georgia) at which they shall make true, complete and correct disclosure of all information relating to the Properties and the business of the Subject LPs as Buyer shall request.

     6.19  ERISA Matters

     On and after the Closing, Sellers and the NPI Parties shall be liable for, and shall promptly and fully reimburse Buyer with respect to, all claims incurred prior to Closing under any Plan that is a health plan (including, without limitation, medical, dental and hospitalization plans), regardless of whether such claim arises before, on or after Closing. Sellers and the NPI Parties acknowledge that they shall be obligated to pay all such claims on demand to Buyer.

     6.20  Tax Returns

     Buyer shall cause the federal, state and local income tax returns and information returns (including any related or supporting information and schedules) for calendar year 1996 for each of the Subject LPs and the partnerships which issued the MRI/CP Units to be prepared so as to, among other things,
(i) reflect each of Insignia LLC, in the case of the Units of the Scheduled LPs, MRI LLC, in the case of the MRI/CP Units, and Riverside LLC, in the case of the Units of the Commercial LPs, as the owner of said units as of the Closing Date, and (ii) close the books of each partnership described in clause (i) as of the close of the day immediately preceding the Closing Date and by treating each of the period through the close of such immediately preceding day and the period beginning on the Closing Date, respectively, as a separate taxable year, except that income, gain, loss, deductions and credits from ordinary operations of such partnership (but not from any sale or other disposition of any properties or other assets owned by such partnership) for the calendar month which includes the Closing Date shall be apportioned on a per diem basis. Buyer shall cause the Scheduled LPs to make elections under Section 754 of the Code.

     6.21  Price Adjustments

     Sellers and the NPI Parties shall use their reasonable efforts to minimize any price adjustments pursuant to Sections
8.05 and Article X.

VI.     Conduct of the Subject LPs' Business Prior to the Closing

     7.01  Ordinary Course

     Sellers and the NPI Parties each, jointly and severally, covenants and agrees that from the date hereof until the Closing, Sellers and the NPI Parties shall (a) cause the Subject LPs and their businesses and Residential Properties to be operated only in the ordinary course consistent with past practice and the fiduciary duties of the general partners, in accordance with the partnership agreements, utilizing reasonable commercial standards; and (b) endeavor to operate the Subject LPs and their businesses and Residential Properties in conformity with the Subject LP Budgets. Except as otherwise disclosed in this Agreement or the Other Agreements or any Exhibit or Schedule hereto or thereto, none of Sellers or the NPI Parties has any knowledge of any fact or event that would make it unlikely that any of the Subject LPs could be operated in accordance with its Subject LP Budget (limited, in the case of the Commercial LPs, to the Residential Properties).

     7.02  Liens

     None of Sellers or the NPI Parties will, or will permit any Subject LP to, create, incur, assume or suffer to exist any Lien upon or with respect to any property or assets (real or personal, tangible or intangible) of any Subject LP, whether now owned or hereafter acquired, or sell any such property or assets subject to an understanding or agreement, contingent or otherwise, to repurchase such property or assets (including sales of accounts receivable with recourse to any Subject LP), or assign any right to receive income or permit the filing of any financing statement under the Uniform Commercial Code or any other similar notice of Lien under any similar recording or notice statute, or grant rights with respect to, or otherwise encumber or create a security interest in, such property or assets or any portion thereof or any other revenues therefrom or the proceeds payable upon the sale, transfer or other disposition of such property or asset or any portion thereof, or permit or suffer any such action to be taken, except the following:

     (a)  Liens created pursuant to the PaineWebber Debt;

     (b) Liens for taxes, assessments or other governmental charges not yet delinquent or which are being diligently contested in good faith and by appropriate proceedings, if
(i) reasonable reserves in an amount not less than the tax, assessment or governmental charge being so contested shall have been included in the Most Current Balance Sheet for such Subject LP, or such contested amount shall have been duly bonded in accordance with applicable law, (ii) no risk of sale, forfeiture or loss of any real property of any Subject LP or any part thereof arises during the pendency of such contest and (iii) such contest does not have a materially adverse effect on any Subject LP;

     (c) Liens in respect of property or assets of any Subject LP imposed by law, which were incurred in the ordinary course of business and do not secure any Debt, such as carriers', warehousemen's, materialmen's, and mechanics' liens and other similar Liens arising in the ordinary course of business, and
(i) which do not in the aggregate materially detract from the value of any Subject LP property or assets or materially impair the use thereof in the operation of the business of any Subject LP or (ii) which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien; and

     (d) Liens on property or assets securing Permitted Refinancing Debt (defined below) provided that such property or assets were subject to the Liens securing the Debt so refinanced. For purposes of this Agreement, "Permitted Refinancing Debt" is Debt that replaces or refinances Debt of any Subject LP existing on the date hereof provided that: (i) the aggregate principal amount of such Debt does not exceed 105% of the sum of (x) the outstanding principal amount of, and accrued interest on, the Debt so replaced or refinanced, (y) any closing costs incurred in connection with such replacement or refinancing, and (z) any reserves required by the lender under the terms of the loan and
(ii) the incurrence of such Debt and the grant of such Liens do not cause any representation or warranty herein or in any Additional Document by any of Sellers or the NPI Parties to be incorrect in any material respect or constitute a breach of any covenant or agreement of any of Sellers or the NPI Parties herein or therein, except to the extent such new Debt is not reflected in the representation as to Existing Indebtedness and such omission of such new Debt shall not violate Sellers' covenant to use reasonable efforts to cause the representations to be true at the Closing Date.

     7.03  Dissolution

     No Subject LP shall dissolve, terminate, liquidate, merge with or consolidate into another Person except as required by the fiduciary duty of the general partner of such Subject LP.

     7.04  New Lines of Business

     No Subject LP shall enter into any line of business other than its business on the date hereof, or make any material change in the scope or nature of its business, purposes or operations, or undertake or participate in activities other than the continuance of its present business.

     7.05  Forgiveness of Debt

     None of Ventures I, Ventures II or any Subject LP shall cancel or otherwise forgive, release or waive any claim or Debt owed to it by any Person or rights of substantial value, except in the case of any claim or Debt not material individually or in the aggregate, for adequate consideration and in the ordinary course of business consistent with past practice.

     7.06  Affiliate Transactions

     None of Sellers or the NPI Parties shall enter into, or be a party to, or cause or suffer any Affiliate to enter into or be a party to any transaction with any Subject LPs or cause any compensation to be payable from any such Person except transactions required by Existing Agreements in the ordinary course of business consistent with past practice and on terms which are no less favorable to such Subject LP than would be obtained in a comparable arm's length transaction with an unrelated third party, and none of Sellers, the NPI Parties or any of their respective Affiliates shall enter into any new agreement with or relating to any Subject LP or Residential Property, or amend, modify or terminate any agreement listed on Schedules 4.15(a)-U or 4.15(b)-U. Any such transactions will be disclosed to Buyer in writing at least monthly from the date hereof until the Closing and on the Closing Date in an Officer's Certificate of the relevant Person.

     7.07  Assets

     Except as permitted herein with respect to Unit Loans, Sellers shall not acquire or dispose of any assets other than the MRI/CP Units.

     7.08  Advances, Investments and Loans

     None of Sellers or the NPI Parties will permit any Subject LP, directly or indirectly, to lend money or credit or make advances to any Person, or purchase or acquire any stock, obligations or securities of, or any limited or general partnership interests or any other interest in, or make any capital contribution to, any other Person, or purchase or own a futures contract or otherwise become liable for the purchase or sale of currency or other commodities at a future date in the nature of a futures contract, except that a Subject LP may acquire and hold accounts receivables owing to any of them, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary terms.

     7.09  No Contrary Agreements

     Prior to the Closing Date, none of Sellers or the NPI
Parties shall agree or otherwise commit, whether or not in writing, or permit any Subject LP to agree or commit, to do anything which would not be permitted to be done under this Agreement.

VIII.     Conditions to Obligations of Buyer

     The obligations of Buyer under this Agreement are subject to the following conditions (unless waived by Buyer in writing at the Closing):

     8.01  Accuracy of Representations and Compliance with
           Conditions

     All representations and warranties of Sellers and/or the NPI Parties contained in this Agreement shall be accurate as of the Closing in all material respects with the same effect as if made on and as of such date, except for changes expressly permitted or required by this Agreement. As of the Closing, Sellers and the NPI Parties shall have performed and complied in all material respects with all covenants and agreements and satisfied all conditions required to be performed and complied with by any of them at or before such time. At the Closing, Buyer shall have received certificates to the effect of the first two sentences of this Section 8.01 executed by the chief executive officer and the chief financial officer of each Seller and such NPI Parties as Buyer shall request dated as of the Closing Date in form and substance satisfactory to Buyer. It is expressly agreed that, for purposes of the first sentence of this
Section 8.01 and Section 12.01(b)(v), changes in the ordinary course referred to in Section 6.03(a) shall not be deemed to be changes permitted or required by this Agreement and may result in a failure of the condition set forth in this Section 8.01 to Buyer's obligations under this Agreement.

     8.02  Sellers' Deliveries

     Sellers shall have delivered to Buyer the documents set forth in Section 3.02(a).

     8.03  Legal Action

     There shall not have been instituted or threatened any legal proceeding (a) relating to, or seeking to prohibit or otherwise challenge: (i) the consummation of this Agreement or the Other Agreements or the transactions contemplated by this Agreement or the Other Agreements, or to obtain substantial damages with respect thereto; or (ii)any matter arising out of or relating to the Tender Offers pursuant to any Tender Offer Documents or Settlement Agreement; or (iii) which Buyer shall reasonably determine could have a materially adverse effect on the business, assets, liabilities, condition (financial or otherwise) or prospects of any of the Subject LPs or (b) alleging any violation of any provision of any federal or state securities law or seeking to obtain any payment or damages pursuant thereto (in each case, whether or not such allegation shall have any merit).

     8.04  No Material Adverse Change

     Since the date of their respective Most Current Balance Sheets, there shall not have been any material adverse change in the condition (financial or otherwise), results of operations, business, Properties, assets, nature of assets or liabilities of any of the Scheduled LPs or Commercial LPs with respect to the Residential Properties.

     8.05  Property Events

     (a) If, between the date hereof and the Closing Date, any of the Subject LPs incur or become liable for (primarily or otherwise) any actual or threatened Environmental Liabilities (exclusive of non-friable asbestos) with respect to any of the Properties or the conduct of the business of any of the Subject LPs or, in the course of its due diligence, Buyer learns of existing environmental conditions or activities based upon which it is reasonably likely that any of the Subject LPs, Buyer, Riverside or any of their Affiliates may incur or become liable for Environmental Liabilities (exclusive of non-friable asbestos), in each case not disclosed to Buyer on a Schedule or Exhibit hereto, which aggregate Environmental Liabilities (exclusive of non-friable asbestos) (calculated by multiplying the Environmental Liability (exclusive of non-friable asbestos) of each Subject LP by its Scheduled Ownership Percentage and totaling such amounts for all Subject LPs) (the "Environmental Losses") exceed $500,000, Buyer may elect not to close based on such Environmental Losses without liability to Sellers or the NPI Parties; unless, either Buyer or Sellers shall elect to require that the purchase price be reduced by the amount that the Environmental Losses exceeds $500,000 up to a maximum purchase price reduction of $2,500,000, in which case the purchase price shall be so reduced and neither Buyer nor Sellers may then rightfully refuse to close based on such Environmental Losses; provided, however, that if the Environmental Losses exceed $3,000,000, Buyer shall have the sole right to require a purchase price reduction of $2,500,000 or may, at its sole option, refuse to close by reason of such Environmental Liabilities without liability to the Sellers or the NPI Parties and, if Buyer shall so elect to refuse to close, neither Buyer nor Sellers shall have the right to elect a purchase price reduction in respect thereof.

     (b) If the amount of aggregate Environmental Losses with respect to Environmental Liabilities disclosed to Buyer on a Schedule or Exhibit hereto shall exceed $500,000, Buyer shall have the right to refuse to close based on such Environmental Losses without liability to Seller or the NPI Parties; provided, however, that if such aggregate Environmental Losses shall be less than $3,000,000, Seller may elect to require that the purchase price be reduced by the amount that the Environmental Losses exceed $500,000 up to a maximum purchase price reduction of $2,500,000, in which case the purchase price shall be so reduced and neither Buyer nor Seller may then rightfully refuse to close based on such Environmental Losses.

     (c) Notwithstanding the provisions of Section 8.05(a) and 8.05(b) if, in the course of its due diligence, Buyer learns that the sum of Environmental Losses referred to in Section 8.05(a) and not disclosed to Buyer on a Schedule or Exhibit hereto, plus Environmental Losses with respect to Environmental Liabilities disclosed on a Schedule or Exhibit hereto, exceed $3,000,000, Buyer may elect not to close based on such Environmental Losses without liability to Sellers or the NPI Parties.

     (d) In the event of any purchase price reduction pursuant to subsection (a) or (b) above, Buyer shall use its reasonable efforts after the Closing to cause the affected Subject LP to recover from third parties (assuming Buyer reasonably believes that a meritorious cause of action exists against a third party) any amount for which they are liable to such Subject LP because of the event which resulted in such purchase price reduction. If and when the Subject LP shall receive any such amounts, Buyer shall compute a number which is the amount of each such recovery (net of costs and expenses associated with such recovery) multiplied by the Scheduled Ownership Percentage in such affected Scheduled LP ("Buyer's Deemed Recovery"). Buyer shall pay Seller that portion of Buyer's Deemed Recovery arising from any events giving rise to such Environmental Losses equal to the amount of Environmental Losses which exceeds the sum of (i) $500,000 plus
(ii) the aggregate amount of such Environmental Losses in excess of $2,500,000, but in no event more than the actual purchase price reduction to Sellers in respect of such Environmental Losses under Section 8.05(a) or (b).

     8.06  No Governmental Action

     There shall not have been any action taken, or any law, rule, regulation, order, judgment, or decree proposed, promulgated, enacted, entered, enforced, or deemed applicable to the transactions contemplated by this Agreement by any federal, state, local, or other governmental authority or by any court or other tribunal, including the entry of a preliminary or permanent injunction, which, in the reasonable judgment of Buyer, (a) makes any of the transactions contemplated by this Agreement illegal,
(b) results in a delay in the ability of the Buyer to consummate any of the transactions contemplated by this Agreement,
(c) requires the divestiture by Buyer of any of the limited partnership interests or Unit Loans (and related Units) to be sold pursuant to this Agreement or of a material portion of the business of any Subject LP, (d) imposes material limitations on the ability of Buyer effectively to exercise full rights of ownership of such limited partnership interest or Unit Loans (and related Units), including the right to vote such interests on all matters properly presented to the limited partners of the respective Subject LP, as the case may be, or (e) otherwise prohibits, restricts, or delays consummation of any of the transactions contemplated by this Agreement or any Other Agreement or impairs the contemplated benefits to Buyer or its Affiliates of any of the transactions contemplated by this Agreement or any Other Agreement.

     8.07  PaineWebber Debt

     The outstanding amount of principal due on the PaineWebber Debt immediately prior to the Closing shall be not more than the outstanding principal amount on the date hereof, it being understood and agreed that Sellers shall not, after the date hereof, borrow any further amounts thereunder. Sellers shall pay all interest on the PaineWebber Debt on a current basis in accordance with its terms. Sellers shall have delivered an estoppel certificate from PaineWebber dated as of the Closing certifying to such outstanding amount and evidence in form and substance satisfactory to Buyer of the satisfaction of the PaineWebber Debt and termination of all Liens arising in connection therewith upon payment of such Debt by Buyer and Ventures I as contemplated herein.

     8.08  HUD Approval

     Buyer shall have obtained at or prior to the Closing
Date the unconditional written approval of HUD to this Agreement and the Other Agreements and to the execution, delivery, and performance of this Agreement and the Other Agreements by the parties thereto.

     8.09  Hart-Scott-Rodino Waiting Period

     All applicable waiting periods (and any extensions thereof) in respect of the transactions contemplated by this Agreement under the HSR Act shall have expired at or prior to the Closing.

     8.10  Consents

     Sellers and the NPI Parties shall have complied with
Section 6.05 to the extent required without any of Sellers, the NPI Parties nor any Subject LP having made any agreement or reached any understanding not approved in writing by Buyer as a condition for obtaining any such consent, authorization, approval, order, license, certificate or permit.

     8.11  FIRPTA Certificate

     Each Seller shall deliver to Buyer on or before the Closing Date a Certificate which states, under penalty of perjury, the Seller's taxpayer identification number and office address and that the Seller is not a foreign person for federal income tax purposes under Section 1445 of the Code.

     8.12  Insurance

     On or prior to the Closing Date, Buyer shall have received evidence that all of the Residential Properties are covered by valid and existing policies of insurance which comport with the representations of Sellers set forth in Section 4.09 hereof, together with evidence of the payment of all premiums therefor.

     8.13  Absence of Certain Events

     On the Closing Date, no event shall have occurred which would cause (a) any merger, consolidation, reorganization, other business combination, or recapitalization involving any Seller or Subject LP other than the redemption of the interests of the Redeemed Partners, (b) any dissolution, liquidation, or termination of any Seller or Subject LP, (c) any sale of any assets of any Seller other than the sale of the MRI/CP Units, (d) the amendment of the limited partnership agreement or any other Organizational Document of any Seller or Subject LP, (e) any change in the general partner of any Subject LP, or (f) the adoption by any Seller or Subject LP of any proposition the effect of which may be to inhibit, prohibit, restrict, or delay the consummation of any of the transactions contemplated by this Agreement or impair the contemplated benefits to Buyer or its Affiliates of the transactions contemplated by this Agreement or the Other Agreements.

     8.14  Simultaneous Closing

     The Closing of the transactions contemplated by the NPI
Inc. Stock Purchase Agreement, dated as of the date hereof among
(a) Insignia and IFGP Corporation, a Delaware corporation with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602, (b) AP-NPI II and the NPI Family Parties, and (c) the other parties named therein, shall have closed simultaneously with the Closing under this Agreement.

     8.15  Conditions Precedent Under Other Agreements

     The obligation of Buyer to close the transactions contemplated under this Agreement is subject to the fulfillment of the following additional conditions precedent on the Closing
Date hereunder:

     (a) the representations and warranties of the Sellers and NPI Parties named therein contained in the Other Agreements shall be true and correct in all material respects on and as of the Closing Date hereunder with the same effect as if made on and as of such date, the covenants and agreements of such Sellers and NPI Parties shall have been performed and satisfied, all of the conditions to the obligations of the Buyer named therein shall have been satisfied, subject only to the consummation of the Closing thereunder by the Buyer and delivery of all required certificates, opinions and instruments of transfer by the Sellers named therein (the form and substance of all of which shall have been agreed and all of which shall be capable of being delivered on the date of the Closing hereunder), and no default (or event which with notice or the passage of time or both would be a default) shall then exist under any Other Agreement and Sellers and the NPI Parties shall have delivered to Buyer an Officer's Certificate to such effect in form and substance satisfactory to Buyer;

     (b) no event shall have occurred which shall make it probable, in the reasonable opinion of Buyer, that the conditions to the obligations of Buyer or its Affiliates under any or all of the Other Agreements will not be satisfied by a date which is not more than two days after the Closing Date hereunder and the NPI Parties shall have delivered to Buyer a certificate of the NPI Principals as to the absence of any events or conditions which call into question whether the conditions to such obligations of Buyer or its Affiliates will not be satisfied by such date, in form and substance satisfactory to Buyer; and

     (c) no material adverse change shall have occurred since March 31, 1995 in the business, property, operations, assets, liabilities, condition (financial or otherwise) or prospects of any entity in which Buyer or any of its Affiliates is to acquire an interest pursuant to any Other Agreement and Sellers and the NPI Parties shall have delivered a certificate to such effect in form and substance satisfactory to Buyer.

     8.16  Buyer's Elections

     Buyer shall not have rightfully elected not to close pursuant to Article X or Section 4.30(e) or Section 8.05.

     8.17  Other Closing Documents

     Sellers and the NPI Parties shall have delivered to Buyer at or prior to the Closing such other documents as Buyer may reasonably request in form and substance satisfactory to Buyer.

IX.     Conditions to the Obligations of Sellers

     The obligations of Sellers under this Agreement are subject to the following conditions (unless waived by Sellers in writing at the Closing):

     9.01  Accuracy of Representations and Compliance with
           Conditions

     All representations and warranties of Buyer contained in this Agreement shall be accurate as of the Closing Date in all material respects with the same effect as if made on and as of such date except for changes expressly permitted or required under this Agreement or the Other Agreements; as of the Closing, Buyer shall have performed and complied in all material respects with all covenants and agreements and satisfied all conditions required to be performed and complied with by Buyer at or before such time; and Sellers shall have received certificates to that effect executed by the chief executive officer and the chief financial officer of Insignia LLC, dated as of the Closing Date, in form and substance satisfactory to Sellers.

     9.02  Buyer's Deliveries

     Buyer and Riverside shall have delivered to Seller the funds and documents set forth in Section 3.02(b).

     9.03  Hart - Scott-Rodino Waiting Period

     All applicable waiting periods (and any extensions thereof) in respect of the transactions contemplated by this Agreement under the HSR Act shall have expired at or prior to the Closing.

     9.04  Closings Under Other Agreements

     Buyer shall deliver a Certificate (which may be based on the Certificate delivered under Section 8.15(b)) in form and substance satisfactory to Sellers that it has no knowledge of any events or conditions that call into question whether the conditions to the obligations of Sellers and/or their Affiliates under the Other Agreements will be satisfied.

     9.05  No Material Adverse Change

     No material adverse change shall have occurred since the date hereof in the condition (financial or otherwise), business, property, operations, assets or liabilities of Insignia.

     9.06  No Governmental or Legal Action

     There shall not have been any action taken, or any law, rule, regulation, order, judgment, or decree proposed, promulgated, enacted, entered, enforced, or deemed applicable to the transactions contemplated by this Agreement by any federal, state, local, or other governmental authority or by any court or other tribunal, including the entry of a preliminary or permanent injunction, which, in the reasonable judgment fo Sellersmakes any of the transactions contemplated by this Agreement illegal or (b) otherwise prohibits, restricts, or delays consummation of the transactions contemplated by this Agreement or any Other Agreement or impairs the contemplated benefits to Sellers of any of the transactions contemplated by this Agreement or any Other Agreement.

     9.07  Other Closing Documents

     Buyer shall have delivered to Sellers at or prior to the Closing such other documents of officers of Buyer as Sellers may reasonably request.

X.     Additional Representations, Covenants and Closing
       Conditions

     10.01  Certain Definitions

     (a) For purposes of this Article X, the following terms have the following meanings (where applicable, as adjusted as provided below):

     "Actual Net Rental Revenue" means, for each Residential
Property owned by a Subject LP, the actual net rental revenue
(determined on a basis consistent with the Subject LP Budgets) in respect of such Property for the 1995 calendar year.

     "Budgeted Net Rental Revenue" means, for each
Residential Property owned by a Subject LP, the budgeted net rental revenue in respect of such Property for the 1995 calendar year as shown on the Subject LP Budget for such Property.

     "May Operating Statements" means the statements of operations for each Residential Property owned by each Subject LP and for each Subject LP for the five-month period ended May 31, 1995 previously delivered by Sellers to Buyer.

     "Portfolio Average Occupancy" means, as of any date, the percentage obtained by dividing (i) the aggregate number of occupied apartment units in all Residential Properties owned by all of the Subject LPs as of that date by (ii) the aggregate number of apartment units in all Residential Properties owned by all of the Subject LPs as of that date.

     "Units Effective Income" means, for any Residential Property, the product of (i) the aggregate budgeted net operating income or actual net operating income as shown on the Subject LP Budgets or the Year End Operating Statements (defined below), as applicable, of such Residential Property multiplied by (ii) the Scheduled Ownership Percentage for the Subject LP which owns such Residential Property.

     "Units Net Rental Revenue" means, for any Subject LP, the product of (i) the Budgeted Net Rental Revenue or the Actual
Net Rental Revenue, as the case may be, of all of the Residential
Properties owned by such Subject LP, multiplied by (ii) the Scheduled Ownership Percentage for such Subject LP.

     "Units Net Cash Equivalent Assets" means, for any
Scheduled LP, as of the date of determination, the product of
(I) all cash and cash equivalents of such Scheduled LP plus prepaid expenses (determined in good faith consistent with past practice) less all reasonably estimated accounts payable (estimated by Sellers and the NPI Principals in good faith consistent with past practice), all obligations due within 45 days, all security deposits, and all other accrued expenses, accrued taxes and insurance and reserves of such Scheduled LP other than any current principal amount in respect of any Existing Indebtedness, multiplied by (ii) the Scheduled Ownership Percentage of such Scheduled LP.

     "Year End Operating Statements" means the Statements of
Operations for each Residential Property and each Subject LP for the year ending December 31, 1995 to be delivered to Buyer under
Section 6.06(b).

     10.02  Portfolio Average Occupancy

     (a) Sellers and the NPI Parties each, jointly and severally, represents and warrants to Buyer and Riverside that set forth on Schedule 10.02(a)-U is the total number of apartment units in each Residential Property owned by the Subject LPs as of December 31, 1994, the number of occupied apartment units in each such Property as of December 31, 1994 and the Portfolio Average Occupancy as of December 31, 1994.

     (b) On or before January 7, 1996 (and in no event less than seven days before the Closing), Sellers and the NPI Parties shall deliver to Buyer a Certificate, certified by the chief executive officer of each Seller and the NPI Principals (an "Occupancy Certificate"), setting forth, in the same form as Schedule 10.02(a)-U, such number of units, number of occupied units and the Portfolio Average Occupancy Rate as of December 31, 1995.

     (c) It shall be a condition to Buyer's obligation to close the transactions contemplated by this Agreement that the Portfolio Average Occupancy as of December 31, 1995 shall not be less than the greater of: (x) the Portfolio Average Occupancy as of December 31, 1994 less three percent and (y) 92.2%. For purposes of the foregoing calculation, there shall be excluded from the determination of Portfolio Average Occupancy as of both December 31, 1994 and 1995 any apartment units that have been or are (i) rendered uninhabitable due to insured fire loss after December 31, 1994 and not returned to service prior to November 1, 1995 or (ii) contained in any Property that is sold or contracted or committed for sale subsequent to December 31, 1994 and on or prior to the Closing Date. Any such adjustments provided for in this Section shall be specifically set forth in the Occupancy Certificate required by this paragraph.

     10.03  Units Net Rental Revenue

     (a) Sellers and the NPI Parties each, jointly and severally, represents and warrants to Buyer and Riverside that set forth on Schedule 10.03(a)-U is the Budgeted Net Rental Revenue for each Residential Property owned by the Subject LPs and the corresponding Units Net Rental Revenue derived from such Budgeted Net Rental Revenue for each Subject LP.

     (b) On or before January 7, 1996 (and in no event less than seven days before the Closing), Sellers and the NPI Parties shall deliver to Buyer a Certificate (the "Net Rental Revenue Certificate"), certified by the chief executive officer of each Seller and the NPI Principals setting forth, in the same form as
Schedule 10.03(a)-U, the Actual Net Rental Revenue for calendar year 1995 for each Residential Property owned by the Subject LPs and the corresponding Units Net Rental Revenue derived from such Actual Net Rental Revenue for each Subject LP.

     (c) It shall be a condition to Buyer's obligation to close the transactions contemplated by this Agreement that the aggregate Units Net Rental Revenue derived from the Actual Net Rental Revenue for all Subject LPs in the aggregate is at least 98.5% of the aggregate Units Net Rental Revenue derived from the Budgeted Net Rental Revenue for all Subject LPs in the aggregate. For purposes of the foregoing calculations: (w) if any apartment unit is rendered uninhabitable due to insured fire loss during 1995, the Budgeted Net Rental Revenue of the Property that owns such apartment shall be reduced by an amount equal to the product of the amount of such Budgeted Net Rental Revenue attributable to such apartment unit and a fraction, the numerator of which is the number of days during 1995 during which such apartment was rendered uninhabitable as a result of fire and the denominator of which is 365; and no insurance proceeds received in connection with any fire loss for which an adjustment is made pursuant to the preceding clause shall be included in Actual Net Rental Revenue, and (x) if a Property is sold or contracted or committed for sale subsequent to March 31, 1995 and on or prior to the Closing Date, no amount shall be included in Actual Net Rental Revenue in respect of that Property and, if such Property is a Property identified on a list delivered by Sellers to Buyer prior to the date hereof, no amount shall be included in Budgeted Net Rental Revenue in respect of that Property, and (y) no revenue received in respect of any apartment unit or Property that is constructed or acquired during 1995 shall be included in Actual Net Rental Revenue, and (z) if any Subject LP enters into any residential lease which provides for discounts or concessions that apply to periods after the Closing in a greater proportion to scheduled rent than those that apply to periods prior to December 31, 1995, then an amount equal to such increased discounts or concessions shall be deducted from the Actual Net Rental Revenue for calendar year 1995 received by such Subject LP. All adjustments provided for in the preceding sentence shall be specifically set forth in the Net Rental Revenue Certificate required by this paragraph.

     10.04  Units Effective Income

     (a) Sellers and the NPI Parties each, jointly and severally, represents and warrants to Buyer and Riverside that set forth on Schedule 10.04(a)-U is the Units Effective Income for each Residential Property based upon the budgeted net operating income for such Residential Property shown on the Subject LP Budgets.

     (b) On or before January 7, 1996 (and in no event less than seven days before the Closing), Sellers and the NPI Parties shall deliver to Buyer the Year End Operating Statements together with a Certificate (the "Units Effective Income Certificate"), certified by the chief executive officer of each Seller and the NPI Principals, setting forth the Units Effective Income for each Residential Property based on the actual net operating income amounts shown on the Year End Operating Statements.

     (c) Sellers and the NPI Parties each, jointly and severally, represents and warrants to Buyer and Riverside as follows: each of the May Operating Statements has been, and when delivered each of the Year End Operating Statements shall be, prepared on a basis consistent with the respective Subject LP Budgets and fairly presents, or when delivered will fairly present, the results of operations of all of the Subject LPs which such statements customarily report for the respective periods covered thereby. All expenses and expenditures made or incurred with respect to the Residential Properties have been, with respect to the May Operating Statements, and when delivered will have been, with respect to the Year End Operating Statements, deducted in the calculation of actual net operating income of the Residential Properties, except: (x) debt service,
(y) partnership expenses of the types not deducted in computing net operating income on the Subject LP Budgets (and not deducted thereon in calculating net operating income), and (z) capital expenditures, replacement reserves and other expenditures expressly provided for on the respective Subject LP Budgets or relating to items having useful lives (exclusive of premature failure or damage) of at least three years, all determined on a consistent basis for both the May Operating Statements and the Year End Operating Statements.

     (d) It shall be a condition to Buyer's obligation to close the transactions contemplated by this Agreement that the aggregate Units Effective Income, as derived from the Year End Operating Statements, for all Residential Properties in the aggregate is at least 98.5% of the aggregate Units Effective Income, as derived from the Subject LP Budgets and, for all Residential Properties in the aggregate. For purposes of the foregoing calculation: (x) each of the adjustments to Budgeted Net Rental Revenue and Actual Net Rental Revenue provided for in
Section 10.03(c) above shall be applied in calculating Units
Effective Income.

     10.05  Units Net Cash Equivalent Assets

     (a) Sellers and the NPI Parties each, jointly and severally, represents and warrants to Buyer and Riverside that set forth on Schedule 10.05(a)-U is the Units Net Cash Equivalent
Assets amount for each Scheduled LP as of March 31, 1995.

     (b) On or before January 7, 1996 (and in no event less than seven days before the Closing), Sellers and the NPI Parties shall deliver to Buyer a Certificate (a "Net Cash Equivalent Assets Certificate"), certified by the chief executive officer of each Seller and the NPI Principals, setting forth the aggregate Units Net Cash Equivalent Assets for all Scheduled LPs in the aggregate as of December 31, 1995 derived from the Year End Operating Statements on a basis consistent with Schedule 10.05(a)-U and a representation that the aggregate Units Net Cash Equivalent Assets for all Scheduled LPs as of the Closing Date is not less than the aggregate Units Net Cash Equivalent Assets for all Scheduled LPs in the aggregate as of March 31, 1995; provided, however, that if the amount of the aggregate Units Net Cash Equivalent Assets for all Scheduled LPs as of December 31, 1995 is less than such amount as of March 31, 1995, and Buyer waives the condition and elects to close, the reference to March 31, 1995 immediately prior to this proviso shall be deemed a reference to December 31, 1995.

     (c) If the aggregate amount of Units Net Cash Equivalent Assets derived from the Year End Operating Statements is less than the aggregate amount of Units Net Cash Equivalent Assets shown on Schedule 10.05(a)-U, then Buyer shall be entitled to a dollar for dollar purchase price adjustment up to a maximum adjustment of $500,000. If the dollar amount of the purchase price adjustment provided for in the preceding sentence would exceed $500,000 but for the maximum amount provided for therein, Buyer shall have no obligation to close the transactions contemplated by this Agreement. In computing Units Net Cash Equivalent Assets (prior to applying the Scheduled Ownership Percentage) for purposes of this Section 10.05, (I) the following shall be added to the cash and cash equivalents of the applicable Subject LPs derived from the Year End Operating Statements and as of the Closing Date: (A) distributions received by QAL, QALA II, Ventures I or Ventures II that result in a reduction of the purchase price payable by Buyer under this Agreement pursuant to
Section 2.02, and (B) costs incurred in connection with refinancing Debt secured by a Lien on Properties owned by a Subject LP (which refinancing does not constitute a breach of or default under any provision of this Agreement or any Other Agreement) and paid to a Person who is not an Affiliate of any Seller or NPI Party, and (ii) in computing Units Net Cash Equivalent Assets as of December 31, 1995 and as of the Closing Date, amounts paid after March 31, 1995 and before December 31, 1995 in repayment of the principal amount of Debt secured by a mortgage on the Property known as Village in the Woods up to one million dollars and other prepayments of Debt not to exceed $150,000 in the aggregate shall be added back to the amount as of December 31, 1995 and as of the Closing Date.

     10.06  Capital Expenditures

     If the capital expenditures, net of those funded by insurance proceeds, paid or incurred by any Subject LPs during calendar year 1995 exceeds the amount therefor set forth on its Subject LP Budget, and the aggregate amount of such excess capital expenditures for all Subject LPs is more than $500,000, Buyer shall receive a purchase price adjustment equal to eighty (80%) percent of the fees or proceeds received by NPI Inc., any Affiliate of NPI Inc. or Grazier Construction in connection with such excess capital expenditures.

     10.07  New Agreements

     Between the date hereof and the Closing the Sellers and the NPI Parties shall not cause any of the Subject LPs to enter into any new agreements with respect to Residential Properties not terminable on 30 days' notice (other than agreements for repairs or renovations made in the ordinary course of business which require more than 30 days to complete) unless the failure to do so would constitute a violation of the fiduciary duties of the general partner of such Subject LP or Buyer consents to such agreement in writing.

     10.02  Other Certificates

     (a) On or before January 7, 1996 (and in no event later than seven days before the Closing), Sellers and the NPI Principals shall deliver to Buyer a Certificate executed by each of them certifying to (i) the dollar amount of capital expenditures, net of insurance proceeds paid or incurred by any Scheduled LP during calendar year 1995 of each Scheduled LP in excess of the amount shown for capital expenditures in the Scheduled LP Budget for such Scheduled LP and the amount of all fees or proceeds to NPI Inc. and each Affiliate of NPI Inc. or to Grazier Construction paid or accrued in connection therewith, and
(ii) lists all new agreements of the Subject LPs after the date hereof which are not terminable on 30 days' notice and have not been consented to by Buyer in writing.

     (b) Time is of the essence with respect to the delivery of such certificates and all other certificates, Statements of Operation and other documents required to be delivered to Buyer under this Agreement at least seven days prior to the Closing.

     (c) The failure to deliver any of such certificates, Statements or other documents shall constitute a material breach of Sellers' covenants under this Agreement.

     (d) Sellers and the NPI Parties each, jointly and severally, represents and warrants to Buyer and Riverside that each of such certificates, statements and other documents shall be when delivered (and they shall so certify that it is) true, complete and correct.

     10.02  Commercial LPs

     Notwithstanding any other provisions of this Agreement, any representation and warranty with respect to any Commercial LP shall not be deemed breached if the facts or events constituting the breach relate only to a Commercial Property owned by such Commercial LP and do not adversely affect, and cannot reasonably be anticipated to adversely affect, directly or indirectly (financially or otherwise), Insignia or any of its Affiliates, the Residential Properties, if any, owned by such Commercial LP or Riverside's financial interest in such Residential Properties.

XI.     Survival of Representations and Warranties and
        Covenants

     11.01  Survival

     (a) All representations, warranties, covenants and agreements contained in this Agreement or in any Additional Documents shall, in accordance with the terms of this Agreement and the Master Indemnity Agreement, survive the Closing under this Agreement and the Other Agreements notwithstanding any investigation conducted by or on behalf of any party with respect thereto.

     (b) Notwithstanding any other provision of this Agreement to the contrary, including but not limited to Section 4.08, other than with respect to the representations and warranties set forth in Section 4.17, no representation or warranty of any kind with respect to the physical condition and state of repair of any Property shall survive the Closing, it being understood and agreed that all Property of any Subject LP is being sold "as is" and in its condition on the Closing Date.

     11.02  Time Limitations

     (a) The representations and warranties set forth in this Agreement shall terminate on the date which is eighteen months after the Closing Date of this Agreement, or, in the case of any breach based on an alleged violation of a statutory obligation, the applicable statute of limitations plus 60 days, if longer, but in no event (except with respect to a representation and warranty as to a Commercial Property) later than six years and 60 days after the Closing Date; except that no representations or warranties shall terminate with respect to any claim as to which notice is given in writing prior to such date. For purposes of this Agreement, violations of a statutory obligation include violations of applicable rules and regulations.

     (b) No claim may be asserted after the Closing against any party to this Agreement for breach of any representation or warranty set forth in this Agreement unless the claim is asserted on or before the date which is eighteen months after the Closing Date of this Agreement or, in the case of any breach based on an alleged violation of a statutory obligation, the applicable statute of limitations plus 60 days, if longer, but in no event (except with respect to a representation and warranty as to a Commercial Property) later than six years and 60 days after the Closing Date.

     (c) Except for the obligation of Sellers and the NPI Parties pursuant to Section 6.19, no claim may be asserted after the Closing against any party to this Agreement for breach of any covenant or agreement set forth in this Agreement of any party required to be performed at or before the Closing unless the claim is asserted on or before the date which is eighteen months after the Closing Date of this Agreement, or, in the case of any breach based on an alleged violation of a statutory obligation, the applicable statute of limitations plus 60 days, if longer, but in no event (except with respect to a covenant or agreement as to a Commercial Property) later than six years and 60 days after the Closing Date.

XII.     Termination

     12.01  Termination

     This Agreement and the transactions contemplated hereby may be terminated at any time on or prior to the Closing Date:

     (a)  by the mutual written consent of the parties hereto;

     (b)  by Buyer:

     (i) if any material representation or warranty of Sellers or the NPI Parties made in this Agreement or in any Additional Document was untrue in any material respect when made, and such breach is not cured within 20 days of Sellers' receipt of written notice from Buyer that such breach exists or has occurred; or

     (ii)if Sellers or the NPI Parties shall have defaulted in any material respect in the performance of any covenant, agreement or obligation under this Agreement, and such default is not cured within 20 days of Sellers' receipt of written notice from Buyer that such default exists or has occurred; or

     (iii) if there shall occur an Event of Bankruptcy (defined below) with respect to any of Sellers or the NPI Parties; or

     (iv)  if termination by Buyer is permitted under Section
4.30(e) or Section 8.05 or in Article X; or

     (v)if the conditions to Buyer's obligations hereunder cannot be satisfied by the Closing Date for any reason other than a breach by Buyer.

     (c)  by Sellers:

     (i) if any material representation or warranty of Buyer made in this Agreement or in any Additional Document was untrue in any material respect when made, and such breach is not cured within 20 days of Buyer's receipt of written notice from Sellers that such breach exists or has occurred; or

     (ii) if Buyer shall have defaulted in the performance in any material respect of any covenant, agreement or obligation under this Agreement, and such default is not cured within 20 days of Buyer's receipt of written notice from Sellers that such default exists or has occurred; or

     (iii) if there shall occur an Event of Bankruptcy with respect to Buyer; or

     (iv) if the conditions to Sellers' obligations hereunder cannot be satisfied by the Closing Date for any reason other than a breach by any of Sellers or the NPI Parties.

     As used herein, an "Event of Bankruptcy" shall be deemed to have occurred with respect to a Person if: (a) such Person makes an assignment for the benefit of creditors; (b) such Person files a voluntary petition in bankruptcy; (c) such Person is adjudged a bankrupt or insolvent, or there is entered against such Person any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law, rule or regulation; or (d) such Person seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's properties.

     12.02  Manner of Exercise

     In the event of the termination of this Agreement pursuant to Section 12.01, written notice thereof shall forthwith be given to the non-terminating parties, and this Agreement shall terminate and the transactions contemplated hereunder shall be abandoned without further action by any party hereto; provided, however, no such notice of termination shall be effective unless the terminating party shall give or cause to be given a contemporaneous notice of termination under each of the Other Agreements which contains provision for termination.

     12.03  Effect of Termination

     In the event of the termination of this Agreement pursuant to Section 12.01, all obligations of the parties hereunder shall terminate, except for the respective obligations of any of the parties under Section 6.08, Article XIII and
Article XIV, if applicable.

XIII.     Liquidated Damages

     13.01  General

     No termination of this Agreement shall relieve a defaulting or breaching party from any liability to the other parties hereto for or in respect of such default or breach, unless (i) Buyer shall have paid or caused to be paid liquidated damages as provided in Section 13.02, in which case Buyer shall have no further liability of any kind whatsoever, or (ii) Sellers and the NPI Parties shall have paid liquidated damages as provided in Section 13.02(c), in which case Sellers and the NPI Parties shall have no further liability of any kind whatsoever.

     13.02  Certain Terminations

     (a) If Sellers properly terminate this Agreement pursuant to Section 12.01(c)(i) or 12.01(c)(ii), then, as liquidated damages and not as a penalty, $9.5 million of the aggregate principal amount of the PaineWebber Debt in which Buyer's Affiliate purchased a participation on the date hereof (but not any of the accrued interest thereon) shall be deemed forgiven, notwithstanding any of the terms and provisions of the PaineWebber Debt or such participation, and the remaining principal amount thereof, if any, together with accrued interest, shall be payable in full on June 30, 1996, and Buyer shall have no further liability to any Person under this Agreement, any Additional Documents or applicable law. Such forgiveness of debt and payments shall be allocated $6.65 millon to the debt owed by Ventures I to Buyer's Affiliate and $2.85 million to the debt owed by Ventures II to Buyer's Affiliate; provided, however, that if the debt owed by Ventures I to Buyer's Affiliate shall be less than $6.65 million, the entire amount of the shortfall (up to $6.65 million of Ventures I shall not owe Buyer's Affiliate any amount under the PaineWebber Debt) shall be added to the amount of debt owed by Ventures II to Buyer's Affiliate to be forgiven hereunder; provided, further, however, that if the amount of such shortfall shall exceed the Ventures II debt, Buyer shall pay to Sellers in cash the amount of such excess.

     (b)  If Buyer properly terminates this Agreement pursuant to
Section 12.01(b)(i) as a result of a willful or nonwillful breach of a representation or warranty in this Agreement or any Additional Document or pursuant to Section 12.01(b)(ii) as a result of a nonwillful default in the performance of any covenant, agreement or obligation under this Agreement or any Additional Document: (i) Buyer shall be entitled to recover from Sellers and the NPI Parties any damages and any other relief available at law or in equity under this Agreement, the Additional Documents and applicable law and (ii) an aggregate of $8,000,000 of the outstanding principal amount of the PaineWebber Debt in which Buyer's Affiliate purchased a participation shall become due and payable on March 31, 1996 and the remaining outstanding principal amount thereof shall become due and payable on June 30, 1996, each payment to be accompanied by payment of all then accrued and unpaid interest on the entire outstanding principal amount of such Debt.

     (c)  If Buyer properly terminates this Agreement pursuant to
Section 12.01(b)(ii) as the result of a willful default in the performance of any covenant, agreement or obligation under this Agreement or any Additional Document (even if there also exists at such time cause to permit a proper termination of this Agreement pursuant to Section 12.01(b)(i) then Sellers and the NPI Parties agree, jointly and severally, to pay to Buyer, as liquidated damages and not as a penalty: (x) $9.5 million dollars, payable immediately upon demand, together with interest thereon at the rate of 14 percent per annum from the date of such termination to the date of payment, and (y) seventy-five percent of the excess, if any, of (i) the aggregate Consideration (defined below) that Sellers, the NPI Parties and their Affiliates receive in connection with the consummation of any Acquisition Proposal (defined below) that is consummated, or as to which any binding written agreement relating to such acquisition is entered into, on or before the first anniversary of February 15, 1996 over (ii) the Consideration that Sellers, the NPI Parties and their Affiliates were to receive under this Agreement and the Other Agreements for the same properties and assets. Any amount payable pursuant to clause (y) of the preceding sentence shall be due and payable immediately upon receipt thereof by any Seller or any NPI Party or any Affiliate thereof, together with interest thereon at the rate of 14 per cent per annum from such date until the date of payment. In the event of any such termination, an aggregate of $8,000,000 of the aggregate principal amount of the PaineWebber Debt in which Buyer's Affiliate purchased a participation shall become due and payable on March 31, 1996 and the remaining principal amount shall be due and payable on June 30, 1996, each payment to be accompanied by payment of all then accrued and unpaid interest on the entire outstanding principal amount of such Debt.

     (d) As used herein, "Acquisition Proposal" means any proposal, other than those contemplated by this Agreement or any Other Agreement, for (i) a sale, transfer for consideration, merger, consolidation, other disposition, reorganization, other business combination, or recapitalization involving any entity which was to be acquired, or an equity interest which was to be acquired, pursuant to this Agreement or any of the Other Agreements, or any of the Units or Excess Units (the "Subject Properties"), (ii) for the acquisition of a 50% or greater interest in any of the Subject Properties or (iii) for the acquisition of the right to cast 50% or more of the votes on any matter with respect to any of the Subject Properties. As used herein, "Consideration" means, with respect to any Acquisition Proposal, the sum of (i) the total amount received by any Sellers, the NPI Parties and their respective Affiliates in connection with the consummation of an Acquisition Proposal,
(ii) the total amount of Debt or other liabilities that are assumed or satisfied in connection with an Acquisition Proposal,
(iii) the total amount received by Sellers, the NPI Parties and their respective Affiliates under any employment, consulting, incentive compensation or other similar arrangement that is paid off, assumed or created in connection with the consummation of any Acquisition Proposal, (iv) the total amount received by Sellers, the NPI Parties and their respective Affiliates pursuant to any covenant or agreement not to compete that is made or acquired in connection with any Acquisition Proposal, and (v) the total amount of distributions received by Sellers, the NPI Parties and their respective Affiliates from and after the date hereof in respect of any limited partnership interest or (without duplication) any other equity interest in any Person which was to be sold pursuant to this Agreement or any Other Agreement. Consideration shall include any amount (including any interest or other amounts earned or receivable thereon) the receipt of which by Sellers, the NPI Parties or their respective Affiliates is subject to the occurrence of future events when such contingent amounts are paid. Consideration shall include all amounts paid in cash, notes, stock or other evidence of indebtedness, irrespective of how such indebtedness is secured. In the event that Consideration is paid in whole or in part in securities, then (subject to Section 2.02 with respect to the transactions contemplated by this Agreement) the value of such securities for purposes of calculating the fee shall be as follows: (i) the market price as of the date of closing of the Acquisition Proposal for those securities publicly traded and (ii) the fair market value of those securities which are not publicly traded.

     (e) If facts or circumstances exist which would give rise to a right of termination by Buyer under Section 12.01(b)(i) or 12.01(b)(ii), and Buyer gives the notice provided for therein and a cure is not effected within 20 days of Sellers' receipt of such notice, then Buyer may, in its sole discretion, both require (subject to the price adjustments provided for under Section 8.05 and Article X) the Closing to occur and, subsequent thereto, recover from Sellers and the NPI Parties any damages and any other relief available at law or equity under this Agreement, the Additional Documents or applicable law.

     (f) It is the express agreement and understanding of the parties that Buyer's election to waive its right to terminate this Agreement and to elect to close the transactions contemplated by this Agreement in accordance with Section 13.02(e) or any Other Agreement shall not constitute a waiver of Buyer's otherwise applicable rights under this Agreement, the Additional Documents and applicable law with respect to such facts and circumstances even though the Buyer is fully aware of the default or breach at the time of the Closing under this Agreement or a closing under one of the Other Agreements. However, it is the express agreement and understanding of the parties that if there shall be an election by Sellers to terminate this Agreement as contemplated by Section 13.02(a) or by Buyer as contemplated by Section 13.02(c), then Buyer or Sellers, as the case may be, shall have no liability or obligation hereunder except as set forth in Section 13.02(a) or
Section 13.02(c), as the case may be.

     Sellers and the NPI Parties shall be jointly and severally liable for any default or breach of any provision of this Agreement or any Additional Document and for any remedy flowing therefrom.

XIV     Miscellaneous

     14.01  Covenants Not to Sue

     (a) After the Closing, Buyer shall not sue any of Sellers or the NPI Parties for any acts as a direct or indirect general partner of the Subject LPs or for causing any other NPI Party to act as a direct or indirect general partner of the Subject LPs prior to the Closing except for suits based on any rights arising under or in connection with this Agreement or the Additional Documents (or as otherwise provided in the Master Indemnity Agreement).

     (b) After the Closing, neither any of Sellers nor the NPI Parties shall sue Buyer or any Affiliate of Buyer for any acts as a direct or indirect general partner of the Subject LPs after the Closing except for suits based on any rights arising under or in connection with this Agreement or the Additional Documents (or as otherwise provided in the Master Indemnity Agreement).

     (c) If Buyer sells, conveys, transfers or otherwise disposes of all or substantially all of the Units to any Person, Buyer shall, and shall cause its Affiliates to, cause such Person to make adequate provisions such that upon consummation of any such transaction Sellers and the NPI Parties shall be entitled to receive from such Person the benefits of the provisions of
Section 14.01(a).

     14.02  Joint and Several Liability; Indemnification

     (a) With respect to any matter for which Sellers and the NPI Parties would have joint and several liability to Buyer or Riverside under this Agreement, the relative liability of the Apollo Entities on the one hand and Sellers and the other NPI Parties on the other hand shall be governed by Section 4.07 of the Master Indemnity Agreement.

     (b) After the Closing under this Agreement, all rights of any parties hereto to sue any other parties for indemnification or otherwise under this Agreement shall be asserted only under the Master Indemnity Agreement.

     14.03  Brokerage Fees

     Each party hereto represents and warrants to the other parties that it has not engaged a broker or finder in connection with or as a result of any of the transactions contemplated by this Agreement.

     14.04  Further Actions

     At any time and from time to time before and after the Closing, each party agrees, at its expense, to take such actions and to execute and deliver such documents as may be reasonably requested by any other party to effectuate the purposes of this Agreement.

     14.05  Availability of Equitable Remedies

     Since a breach of the provisions of this Agreement could not adequately be compensated by money damages, any party shall be entitled, after the Closing, in addition to any other right or remedy available to it, to an injunction restraining such breach or a threatened breach and to specific performance of any such provision of this Agreement, and in either case no bond or other security shall be required in connection therewith, and the parties hereby consent to the issuance of such an injunction and to the ordering of specific performance.

     14.06  Notices

     Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, by Federal Express, Express Mail, or similar overnight delivery or courier service, or delivered (in person or by telecopy, telex, or similar telecommunications equipment) against receipt to the party to whom it is to be given at the address of such party set forth in the preamble to this Agreement (or to such other address as the party shall hereafter furnish to the other parties hereto in writing in accordance with the provisions of this Section 14.05). Any notice addressed to Buyer shall be addressed to the attention of: General Counsel, with a copy to Proskauer Rose Goetz & Mendelsohn LLP, 1585 Broadway, New York, New York 10036,
Attention: Arnold S. Jacobs, Esq. Any notice to Sellers or the NPI Parties shall be addressed c/o and sent only to the NPI Principals and AP-NPI with a copy to Rosenman & Colin, 575 Madison Avenue, New York, New York 10022-2585, Attention: Joseph
L. Getraer, Esq. and a copy to Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, Attention: Steven L. Lichtenfeld, Esq. Any notice or other communication given by certified mail shall be deemed given three days after the time of certification thereof, except for a notice changing a party's address which will be deemed given at the time of receipt thereof. Any notice given by other means permitted by this
Section 14.06 shall be deemed given at the time of receipt thereof.

     14.07  Waiver

     Any waiver by any party of a breach of any term of this Agreement shall not operate as or be construed to be a waiver of any other breach of that term or of any breach of any other term of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

     14.08  Binding Effect

     The provisions of this Agreement shall be binding upon and inure to the benefit of Sellers, the NPI Parties, Buyer, Riverside and their respective successors and assigns.

     14.09  No Third-Party Beneficiaries

     This Agreement does not create, and shall not be construed as creating, any rights enforceable by any Person not a party to this Agreement.

     14.10  Severability

     If any provision of this Agreement is invalid, illegal, or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

     14.11  Headings

     The headings in this Agreement are solely for convenience of reference and shall not be deemed a part of or given effect in the construction or interpretation of this Agreement.

     14.12  Counterparts; Governing Law

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall be governed by and construed in accordance with the laws of New York, without giving effect to conflict of laws rules.
The parties agree that any action, suit, or proceeding arising out of, based on, or in connection with this Agreement or the transactions contemplated hereby may be brought only in the United States District Court for the Southern District of New York or the Supreme Court of New York, New York County, and each party covenants and agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit, or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that its property is exempt or immune from attachment or execution, that the action, suit, or proceeding is brought in an inconvenient forum, that the venue of the action, suit, or proceeding is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court.

     14.13  Attorneys' Fees

     In any action or proceeding brought by a party to enforce any provision of this Agreement, the prevailing party shall be entitled to recover the reasonable costs and expenses incurred by it in connection with that action or proceeding
(including, but not limited to, attorneys' fees).


     14.14  Waiver of Trial by Jury

     TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN OR AMONG THEM RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION AND THE RELATIONSHIPS BEING ESTABLISHED. THE SCOPE OF THIS WAIVER IS INTENDED TO ENCOMPASS ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

     14.15  No Joint Venture or Partnership

     Sellers, the NPI Parties, Buyer and Riverside intend that the relationships created hereunder be solely that of buyer and seller. Nothing herein is intended to create a joint venture, partnership, tenancy-in-common, or joint tenancy relationship between any of the parties.

     14.16  Construction of Documents

     The parties hereto acknowledge that they were represented by counsel in connection with the negotiation and drafting of this Agreement and the documents to be delivered pursuant hereto, none of which shall be subject to the principle of construing their meaning against the party which drafted the document.

     14.17  Whole Agreement; Exhibits and Schedules; Amendments

     This Agreement and the Other Agreements contain the entire agreement of the parties hereto and thereto in respect of the transactions contemplated hereby and thereby, and all prior agreements among or between such parties, whether oral or written, with respect to such transactions are superseded by the terms of this Agreement and the Additional Documents. Exhibits and Schedules attached hereto or referred to herein, shall be deemed as fully a part of this Agreement as if set forth herein in full. This Agreement may be amended only in a writing signed by the party to be bound thereby.

     14.18  Knowledge

     For purposes of this Agreement (other than Section 4.30), the term "to the knowledge of Sellers and the NPI Parties" or any similar term shall mean the actual knowledge of any of Michael L. Ashner, Martin Lifton, Arthur N. Queler, Peter Braverman, William Hamilton and Steven Lifton and, in addition, (i) with respect to representations or matters relating to or affecting Residential Properties, any individual working for or employed by the Sellers, the NPI Parties or the Scheduled LPs with the grade of Regional Manager or above and (ii) with respect to representations or matters relating to or affecting Commercial Properties, Curtis Watt.

     14.19  Expenses

     Each of the parties hereto shall bear its own expenses in connection with (i) the preparation and negotiation of this Agreement and the Other Agreements and (ii) the transactions contemplated by this Agreement and the Other Agreements, and all such expenses of Sellers and the NPI Parties shall be paid by Persons other than those to be acquired by Buyer and its Affiliates under this Agreement and the Other Agreements.

     14.20  Definitions

     The following terms are defined in the following Sections:

          Defined Term                Section

    Acquisition Proposal              13.02(d)
    Actual Net Rental Revenue         10.01(a)
    Additional Document               4.29
    Adjusted Purchase Price Schedule  2.02(f)
    Affiliate                         4.01(c)(ii)
    Apollo Entities                   Parties
    Budgeted Net Rental Revenue       10.01(a)
    Buyer                             Parties
    Buyer's Deemed Recovery           8.05(b)
    Cashin                            3.02(a)(ii)
    CEM Redemption Agreement          Recitals
    Certificates                      3.01
    change in the general partner     6.11
    Closing                           3.01
    Closing Date                      3.01
    Code                              4.14(a)
    Commercial LPs                    Recitals
    Commercial Properties             4.30(a)
    Consideration                     13.02(d)
    Corporate Employees               4.19
    Debt                              4.13
    Deemed Amount                     4.08
    Employment Agreements             4.19
    Environment                       4.17(i)
    Environmental Laws                4.17(i)
    Environmental Liabilities         4.17(i)
    Environmental Losses              8.05(a)
    ERISA                             4.20(a)
    ERISA Affiliate                   4.20(a)
    Evans                             3.02(a)(ii)
    Event of Bankruptcy               12.01(c)(iv)
    Excess Units                      Recitals
    Exchange Act                      4.01(c)
    Executive Employees               4.19
    Existing Agreements               4.11
    Existing Documents                4.30(a)
    Existing Indebtedness             4.30(a)
    Fox Amendment                     Recitals
    GAAP                              4.07(a)
    Hazardous Substances              4.17(i)
    HSR Act                           6.04
    HUD                               6.04
    Improvements                      4.30(a)
    Improvement Certificates          4.30(k)
    Insignia Indemnity Agreement      Recitals
    Insignia Member                   Recitals
    Insignia Reimbursement Agreement  3.02(a)(ii)
    Intangibles                       4.22
    IRS                               4.20(d)(i)
    Leases                            4.30(a)
    Leasing Commissions               4.30(a)
    Legal Requirements                4.30(a)
    Lien                              4.01(c)(iii)
    Loan Documents                    4.30(a)
    Master Agreement                  Recitals
    Master Indemnity Agreement        4.16
    Material Agreements               4.15(a)
    May Operating Statements          10.01(a)
    McDowell                          3.02(a)(ii)
    Most Current Balance Sheet        4.07(a)
    MRI/CP Units                      4.01(a)
    Multiemployer Plan                4.20(b)
    Multiple Employer Plan            4.20(b)
    Net Cash Equivalent Assets
         Certificate                  10.05(b)
    Net Rental Revenue Certificate    10.03(b)
    NPI-AP Member                     Recitals
    NPI Family Parties                Parties
    NPI Parties                       Parties
    NPI Principals                    Parties
    Occupancy Certificate             10.02(b)
    Order                             4.25
    Organizational Documents          4.03
    Other Agreements                  3.02(a)(x)
    PaineWebber                       Recitals
    PaineWebber Debt                  Recitals
    PBGC                              4.20(b)(v)
    Permitted Exceptions              4.30(a)
    Permitted Refinancing Debt        7.02(d)
    Person                            4.01(c)
    Plan/Plans                        4.20(a)
    Portfolio Average Occupancy       10.01(a)
    Property                          4.06
    Real Property                     4.17(a)
    Redeemed Partners                 4.01(a)
    Reimbursable Employees            4.19
    Residential Properties            4.30(a)
    Riverside                         Parties
    Riverside Agreement               Recitals
    Riverside Reimbursement Agreement 3.02(a)(iii)
    Scheduled LPs                     Recitals
    Scheduled Management Agreements   4.15(b)
    Scheduled Ownership Percentage    4.08
    SEC                               4.25
    SEC Filings                       4.25
    Securities Act                    6.10
    Sellers                           Parties
    Sellers' Knowledge                4.30(a)
    Service Contracts                 4.30(a)
    Settlement Agreements             4.25
    Subject LP Budgets                4.07(b)
    Subject LP Financial Statements   4.07(a)
    Subject Lps                       Recitals
    Subject Properties                13.02(d)
    Takeover Proposal                 6.16
    Tender Offer Documents            4.25
    Tender Offers                     4.25
    Title Reports                     4.30(b)
    to the knowledge of Sellers and
        the NPI Parties               14.18
    Unit Loans                        Recitals
    Units                             Recitals
    Units Effective Income            10.01(a)
    Units Effective Income
        Certificate                   10.04(b)
    Units Net Cash Equivalent Assets  10.01(a)
    Units Net Rental Revenue          10.01(a)
    Year End Operating Statements     10.01(a)

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.


BUYER:

INSIGNIA FINANCIAL GROUP, INC.

By: ____________________
Name:  John K. Lines
Title:  General Counsel and Secretary


INSIGNIA NPI, L.L.C.

By:____________________
Name:   John K. Lines
Title:  Vice President and Secretary


RIVERSIDE:

RIVERSIDE DRIVE L.L.C.

By: INSIGNIA NPI, L.L.C.

    By: INSIGNIA FINANCIAL GROUP, INC.,
        member

    By: ____________________
   Name:
   Title:


and

By: QALA V

    By: ____________________
 Name:  Michael L. Ashner
 Title: General Partner

SELLERS:

DEFOREST VENTURES I, L.P.

By: DeForest Capital I Corporation,
    its general partner

    By: ____________________
 Name:  Michael L. Ashner
 Title: President


DEFOREST VENTURES II, L.P.

By: DeForest Capital II Corporation,
    its general partner

    By:  ____________________
  Name:  Michael L. Ashner
  Title: President


QAL ASSOCIATES

By: ______________________
Name:  Michael L. Ashner
Title: General Partner


QALA II ASSOCIATES

By: _____________________
Name:  Michael L. Ashner
Title: General Partner

NPI PARTIES:

NPI PROPERTY MANAGEMENT CORPORATION

By: ____________________
Name:  Michael L. Ashner
Title: General Partner


NPI-AP MANAGEMENT L.P.

By: NPI Property Management Corporation,
    its general partner

    By: _______________________
 Name:  Michael L. Ashner
 Title: President


DEFOREST CAPITAL I CORPORATION

By:_______________________
Name:  Michael L. Ashner
Title: President


DEFOREST CAPITAL II CORPORATION

By:_____________________
Name:  Michael L. Ashner
Title: President


NATIONAL PROPERTY INVESTORS, INC.

By:____________________
Name:  Michael L. Ashner
Title: President


NPI EQUITY INVESTMENTS, INC.

By:_____________________
Name:  Michael L. Ashner
Title: President


NPI EQUITY INVESTMENTS II, INC.

By:____________________
Name:  Michael L. Ashner
Title: President

AP-NPI, L.P.

By:  AP-NPI Operating Corporation,
     its general partner

     By:____________________
    Name:
    Title:


AP-NPI X L.L.C.

By:_____________________
   Name:
   Title:


AP-NPI II, L.P.

By: AP-NPI Operating Corporation II,
    its general partner

    By:_____________________
   Name:
   Title:


AP-NPI III, L.P.

By:_________________, its
   general partner

   By:____________________
  Name:
  Title:


_______________________
MICHAEL L. ASHNER


_______________________
MARTIN LIFTON


________________________
ARTHUR N. QUELER


_________________________
STEVEN LIFTON


_________________________
G. BRUCE LIFTON


__________________________
JUDIE LIFTON


__________________________
SUSAN ASHNER


___________________________
ANISE QUELER

THE MARTIN LIFTON 1994 FAMILY TRUST


___________________________
By:  ROBERT LIFTON, trustee


THE ELINOR LIFTON 1994 FAMILY TRUST

__________________________
By:ROBERT LIFTON, trustee

NPI INC. STOCK PURCHASE AGREEMENT


         Stock Purchase Agreement dated as of August 17, 1995, among Insignia Financial Group, Inc., a Delaware corporation with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602 ("Insignia"); and IFGP Corporation, a Delaware corporation with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602; ("IFGP" and, together with Insignia, the "Buyer");

and

AP-NPI II, L.P., a Delaware limited partnership with offices at 1301 Avenue of the Americas, New York, New York 10019 ("AP-NPI II"); Michael L. Ashner, with an address at 17 Buttonwood Drive, Dix Hills, New York 11746; Martin Lifton, with an address at 101 Wheatley Road, Old Westbury, New York 11568; and Arthur
 N. Queler, with an address at 7421 Campo Florido, Boca Raton, Florida 33433 (such individuals being herein collectively called the "NPI Principals"); and Steven Lifton, with an address at 6 Partridge Drive, Roslyn, New York 11576;
G. Bruce Lifton, with an address at 100 Cameron Glen Drive, Atlanta, Georgia 30328; Judie Lifton, with an address at 118 East 60th Street, Apt. 19C, New York, New York 10022; Susan Ashner, with an address at 10 Buttonwood Drive, Dix Hills, New York 11746; Anise Queler, with an address at 7421 Campo Florido, Boca Raton, Florida 33433; Robert Lifton, Trustee, under the Martin Lifton 1994 Family Trust, with an address c/o Martin Lifton at 101 Wheatley
 Road, Old Westbury, New York 11568; and Robert Lifton, Trustee, under the Elinor Lifton 1994 Family Trust, with an address c/o Martin Lifton at 101 Wheatley Road, Old Westbury, New York 11568 (such additional individuals and trusts, together with the NPI Principals, collectively called the "NPI Family Parties"; and together with AP-NPI II, the "Sellers");

and

National Property Investors, Inc., a Delaware corporation with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328 ("NPI Inc."); NPI-AP
 Management, L.P., a Delaware limited partnership with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328 ("NPI-AP Management"); NPI Property Management Corporation, a Florida corporation with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328 ("NPI Property Management"); DeForest Capital I Corporation, a Delaware corporation with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328 ("DFC I"); DeForest Ventures II L.P., a Delaware limited partnership with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328 ("Ventures II"); DeForest Ventures I L.P., a Delaware limited partnership with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328 ("Ventures I"); DeForest Capital II Corporation, a Delaware corporation with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328, ("DFC II"); QAL Associates, a Georgia general partnership with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328 ("QAL"); QALA II Associates, a Georgia general partnership with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328 ("QALA II"); AP-NPI L.P., a
 Delaware limited partnership with offices at 1301 Avenue of the Americas, New York, New York 10019 ("AP-NPI"); AP-NPI X L.L.C., a Delaware limited liability corporation with offices at 1301 Avenue of the Americas, New York, New York 10019 ("AP-NPIX"); AP-NPI III, L.P., a Delaware limited partnership with offices at 1301 Avenue of the Americas, New York, New York 10019
("AP-NPI III"); NPI Equity Investments, Inc., a Florida corporation with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328 ("NPI Equity"); NPI Equity Investments II, Inc., a Florida corporation with offices at 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328 ("NPI Equity II" and together with NPI Inc., NPI-AP Management, DFC I, QAL, QALA II, Ventures II, NPI Property Management, Ventures I, DFC II, AP-NPI, AP-NPIX, AP-NPI III, NPI Equity and NPI Equity II, collectively, the "NPI Parties").

WITNESSETH:

     WHEREAS, Sellers wish to sell to Buyer, and Buyer wishes to purchase from Sellers, all of the issued and outstanding common stock, par value $.01 per share, of NPI Inc. (the "NPI Shares"), subject to the terms and conditions set forth herein; and

     WHEREAS, the parties wish to make certain other agreements in connection with such sale and purchase; and

     WHEREAS, pursuant to a Master Agreement (the "Master Agreement") dated as of November 21, 1994, as amended, with PaineWebber Real Estate Securities, Inc. ("PaineWebber") and a related Loan Agreement with Ventures I dated as of November 30, 1994 and a related Loan Agreement with Ventures II dated as of November 21, 1994, Ventures I has borrowed and there remains unpaid on the date hereof an aggregate of $15,159,392.00 and Ventures II has borrowed and there remains unpaid on the date hereof an aggregate of $18,154,333.71, respectively (collectively, the "PaineWebber Debt"); and

     WHEREAS, the limited partners of Ventures I that are not parties to this Agreement have consented to this Agreement and the transactions contemplated hereby in an agreement by and between Ventures I, DFC I and PD Associates,
 L.L.C., dated as of the date hereof, a copy of which is attached as Exhibit A; and in an agreement, dated as of the date hereof, a copy of which is attached as Exhibit B, by and among Ventures I, DFC I, Emmet J. Cashin, Jr., Trustee of the Survivors Trust under the Cashin 1990 Trust, Jarold A. Evans, Trustee of the Jarold A. Evans Revocable Trust, dated April 19, 1989,
 J.E. Capital Partners, and W. Patrick McDowell, Trustee of the McDowell Family Revocable Trust, dated April 28, 1978, as amended; and

     WHEREAS, the general partners of Fox Realty Investors, a California general partnership ("FRI"), have entered into a Second Amended and Restated Partnership Agreement (the "Fox Amendment"), dated the date hereof, further amending and restating the Amended and Restated Partnership Agreement entered into as of December 6, 1993, of FRI, as amended by the First Amendment thereto entered into as of August 8, 1994 (together with the Fox Amendment, the "FRI Partnership Agreement"), a copy of which is attached as Exhibit C; and

     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the covenants, agreements, representations and warranties herein contained, the parties hereto hereby agree as follows:

I.    The Sale and Purchase

     1.01   Sale and Purchase

          (a) At the Closing (defined below), each of Sellers shall sell to IFGP and IFGP shall purchase from each of Sellers the number of NPI
Shares set forth opposite such Seller's name on Schedule 1.01-C hereto, such NPI Shares to consist in the aggregate of all of the issued and outstanding capital stock of NPI Inc., for an aggregate purchase price of $1,000,000.00, in cash (the "Purchase Price").
           (b) Buyer shall not be required to purchase any of the NPI Shares to be sold hereunder unless all of the NPI Shares are sold to Buyer hereunder at the Closing.

     1.02    Delivery of Stock Certificates and Purchase Price.

           (a) The Sellers shall deliver to IFGP at the Closing stock certificates representing the NPI Shares being sold by them hereunder duly endorsed in blank or accompanied by stock powers duly endorsed in blank, in each case in proper form for transfer, with such proof of power and authority of the Person (defined below) endorsing such stock certificates or stock powers as shall be requested by IFGP, and with all required documentary stamps affixed thereto, and to the extent Buyer reasonably requests, all appropriate estate tax waivers, in form and substance reasonably satisfactory to Buyer.

           (b) At the Closing, IFGP shall pay the Purchase Price by paying to each Seller entitled to receive a portion of the Purchase Price as set forth on Schedule 1.01-C, by certified or official bank check payable to such Seller or by wire transfer to such Seller at the account and in accordance with wire instructions delivered to Buyer at least two business days prior to the Closing Date (defined below).

II.    [Intentionally Omitted]
III.   Closing

     3.01    The Closing

          The closing of the transactions contemplated by Section 1.01 (the "Closing") shall take place at the offices of Proskauer Rose Goetz & Mendelsohn LLP, 1585 Broadway, New York, New York, at 10:00 A.M., local time, on the same day as the closing of the transactions under the Partnership Units Purchase Agreement dated as of the date hereof among the parties named therein (the "Units Purchase Agreement"), or at such other time and place as the parties shall hereafter agree (the "Closing Date").

     3.02    Transactions at the Closing

          The following transactions shall take place at the Closing, all of which shall be deemed to have occurred simultaneously and none of which shall be deemed completed unless and until all of them shall have been completed (or waived in writing by the parties entitled to performance):

          (a)   Sellers shall deliver to Buyer the following:

                (i) The stock certificates representing the NPI Shares referred to in Section 1.02, duly endorsed in blank or accompanied by stock powers duly endorsed in blank, in each case in proper form for transfer, with such proof of power and authority of the person endorsing such stock certificates or stock powers as shall be requested by Buyer, and with all required documentary stamps affixed thereto, and to the extent Buyer reasonably requests, all appropriate estate tax waivers, in form and substance reasonably satisfactory to Buyer.

               (ii)  [Intentionally Omitted]

              (iii) An opinion of Rosenman & Colin dated the Closing Date in form and substance satisfactory to Buyer.

              (iv) Evidence that all applicable waiting periods (and any extensions thereof) relating to any transactions to be completed by any of the Sellers or the NPI Parties under this Agreement under the HSR Act (defined below) have expired or otherwise been terminated.

               (v) Certificates from each of the Sellers (and from each of the NPI Parties listed on Schedule 3.02(a.1)-C) which is not a natural person or a trust, signed by its duly authorized general partners, officers, managers or other legal representatives in form and substance satisfactory to Buyer certifying its Organizational Documents (defined below), valid existence and good standing (in all jurisdictions where the failure to qualify would have a material adverse effect on the financial condition or operations of such Seller or NPI Party), incumbency of officers or others acting in a representative capacity, due authorization of the transactions contemplated hereby, accuracy of Sellers' and the NPI Parties' representations and warranties, performance and compliance by Sellers and NPI Parties with all of Sellers' and NPI Parties' covenants and agreements hereunder and satisfaction of the conditions to Buyer's obligations hereunder to be satisfied by any of Sellers or the NPI Parties and such other matters as Buyer shall reasonably request.

               (vi) Evidence in form and substance satisfactory to Buyer of all consents received by Sellers or the NPI Parties pursuant to Section 6.06.

              (vii) A certificate of the NPI Principals pursuant to Section 7.06, in form and substance satisfactory to Buyer, with respect to Affiliate transactions.

             (viii) A certificate of Sellers pursuant to Section 8.04 in form and substance satisfactory to Buyer, with respect to the absence of any material adverse change.

              (ix) A certificate of the NPI Principals pursuant to Section 8.22, in form and substance satisfactory to Buyer, with respect to the agreements listed on Schedule 3.02(a.2)-C (the "Other Agreements").

              (x) Evidence that all directors and officers of the Acquired Companies (defined below) have submitted their resignations or been removed effective as of the Closing Date.

     (b)    Buyer shall deliver to Sellers the following:

              (i)  The Purchase Price as specified in Section 1.02.

             (ii)  [Intentionally Omitted]

            (iii) An opinion of Proskauer Rose Goetz & Mendelsohn LLP dated the Closing Date in form and substance satisfactory to Sellers.

             (iv) Evidence that all applicable waiting periods (and any extensions thereof) relating to any transactions to be completed by Buyer under this Agreement under the HSR Act have expired or otherwise been terminated.

             (v) Certificates from each of Insignia and IFGP, signed by its duly authorized officers or other legal representatives in form and substance satisfactory to Sellers certifying its Organizational Documents, valid existence and good standing (in all jurisdictions where failure to qualify would have a material adverse effect on the financial condition or operations of Insignia), incumbency of officers or others acting for such entity in a representative capacity, due authorization of the transactions contemplated hereby, accuracy of Buyer's representations and warranties, performance and compliance by Buyer with all of Buyer's covenants and agreements hereunder and satisfaction of the conditions to Sellers' obligations hereunder to be satisfied by Buyer and such other matters as Sellers shall reasonably request.

            (vi) A certificate of Buyer pursuant to Section 9.07 in form and substance satisfactory to Sellers.

           (vii) A certificate from Buyer pursuant to Section 9.08 in form and substance satisfactory to Sellers with respect to no material adverse change.

          (viii) Evidence that the Investment Capital Contribution (defined below) required to be delivered under Section 9.10 has been made.

IV.    Representations and Warranties of Sellers and the NPI Parties

      Sellers and the NPI Parties each, jointly and severally, represent and warrant to Buyer as of the date hereof as follows:

      4.01  Relationship of Sellers, the NPI Parties and their Affiliates

          Each of Sellers and each of the NPI Parties is an individual or entity of the type and/or acting in the capacity described in this Agreement.
 The Sellers own, directly or indirectly, all of the legal and beneficial equity interests in NPI Inc. and its direct and indirect subsidiaries as listed on Schedule 4.01.1-C ("Subsidiaries" and together with NPI Inc., the "Acquired Companies"). The Acquired Companies (a) own or control, directly or indirectly, one or more of the general partners in one or more general partnerships or limited partnerships as set forth on Schedule 4.01.2-C, (each such general partner hereinafter referred to as a "Controlled GP" and each such general partnership or limited partnership hereinafter referred to as a
 "Controlled Partnership"). None of the Acquired Companies legally or beneficially, directly or indirectly, has any assets or owns any interest in any other Person except as listed on Schedules 4.01.1-C and 4.01.2-C. As used in this Agreement, "Person" means an individual, a corporation, a partnership, a limited liability company, a joint venture, an association, a joint-stock company, a trust, a business trust, a government or any agency or political subdivision thereof, any unincorporated organization or any other entity of any kind; and an "Affiliate" of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person.

     4.02  Organization Chart

          The chart set forth on Schedule 4.02.1-C correctly sets forth the relationships and ownership interests among Sellers, the NPI Parties and the Acquired Companies. All of the ownership interests in the entities set forth on that chart correctly reflect the legal and beneficial ownership of such entities except that no representation is made as to the ownership of the Apollo Entities (defined below). Sellers are the only owners of record or beneficial owners of the capital stock of NPI Inc. and the NPI Shares being sold to Buyer hereunder are free and clear of any Liens other than the Liens securing the PaineWebber Debt. As used in this Agreement, "Lien" means any lien, pledge, security interest, claim, charge, mortgage, encumbrance, restriction, voting trust or any other rights of any other Person other than
(a) any restrictions on the transferability of partnership interests set forth in the Organizational Documents of a Controlled Partnership, (b) mechanics liens set forth on Schedule 4.02.2-C or other mechanics liens not so set forth but as to which the cost to discharge them as of the Closing Date does not, in the aggregate, exceed $100,000, or (c) the Voting Trust Agreement dated as of December 6, 1993 among the parties named therein (the "FCMC Voting Trust").

     4.03  Organization and Qualification

          (a) Schedule 4.03-C correctly sets forth as to each of the Sellers (which is not an individual), NPI Parties, the Acquired Companies, and the Controlled Partnerships, its place of incorporation or formation, principal place of business, and in the case of each Controlled GP of a Controlled Partnership, jurisdictions in which it is qualified to do business as a foreign corporation or partnership, as the case may be.

          (b) Sellers have made available to Buyer with respect to each of the Sellers (which is not an individual), NPI Parties, Acquired Companies and Controlled Partnerships, true, complete and correct copies of each of the following documents including all amendments and supplements thereto: (i) the certificate of limited partnership and partnership agreement for each such Person which is a limited partnership, and partnership agreement (or other Organizational Document) for each such Person which is a general partnership,
(ii) the certificate of incorporation or articles of incorporation, by-laws, shareholders' agreements and voting trusts, if any, with respect to each such Person which is a corporation, (iii) the articles of organization and operating agreement, or similar documents, with respect to each such Person which is a limited liability company, (iv) the trust instruments or an opinion of counsel from attorneys and in form and substance acceptable to Buyer with respect to formation, powers, authority and other related matters with respect to each such Person which is a trust, and (v) other similar documents (collectively, such Person's "Organizational Documents"). Each of the Sellers, NPI Parties and Controlled Partnerships which is identified in this Agreement as a limited partnership or a general partnership is a partnership duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, in each case, with all requisite power and authority, and all necessary consents, authorizations, approvals, orders, licenses, certificates, and permits of and from, and declarations and filings with, all federal, state, local, and other governmental authorities and all courts and tribunals, to own, lease, license, and use its properties and assets and to carry on the business in which it is now engaged. Each of the Sellers, NPI Parties and Acquired Companies which is identified in this Agreement as a corporation or limited liability company is a corporation or a limited liability company, respectively, duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, with all requisite power and authority, and all necessary consents, authorizations, approvals, orders, licenses, certificates, and permits of and from, and declarations and filings with, all federal, state, local, and other governmental authorities and all courts and tribunals, to own, lease, license, and use its properties and assets and to carry on the business in which it is now engaged. Each of the Sellers which is identified in this Agreement as a trust is duly organized and existing under the laws of its jurisdiction of organization, with all requisite power and authority, and all necessary consents, authorizations, approvals, orders, licenses, certificates, and permits of and from, and declarations and filings with, all federal, state, local and other governmental authorities and all courts and tribunals, to own its assets.

          (c) Each of the Controlled GPs that serves directly or indirectly as the general partner of one or more Controlled Partnerships is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, with all requisite power and authority, and all necessary consents, authorizations, approvals, orders, licenses, certificates, and permits of and from, and declarations and filings with, all federal, state, local, and other governmental authorities and all courts and tribunals, to own, lease, license, and use its properties and assets and to carry on the business in which it is now engaged.

     4.04  Authority

          Sellers and the NPI Parties have all requisite power and authority to execute, deliver, and perform this Agreement. All necessary corporate, partnership, limited liability company, trust or other proceedings, as the case may be (including, without limitation, any shareholder, member or limited partner consents, as the case may be) of or on behalf of any Sellers and NPI Parties have been duly taken to authorize their execution, delivery, and performance of this Agreement. This Agreement and the other documents required to be delivered hereby have been (or when delivered will be) duly authorized, executed, and delivered by Sellers and the NPI Parties, and constitute (or when delivered will constitute) the legal, valid, and binding obligation of Sellers and the NPI Parties, enforceable as to each of them in accordance with their terms. Upon the Closing, Sellers shall transfer good title to Buyer of all of the NPI Shares being sold hereunder, and the Acquired Companies shall have good title to all of the general partnership interests in any of the Controlled Partnerships that it owns, directly or indirectly, and all of such title shall be free and clear of all Liens (assuming payment of the PaineWebber Debt by Buyer).

     4.05  Capitalization

          Schedule 4.05.1-C sets forth the authorized capital stock of each of the Acquired Companies and the total number of issued and outstanding shares of each of the Acquired Companies' capital stock. All of the issued and outstanding shares of capital stock of each of the Acquired Companies is duly authorized, validly issued, fully paid, and fully non-assessable and are owned by NPI Inc. free and clear of all Liens (other than Liens securing the PaineWebber Debt). There is no agreement, commitment (whether or not legally binding), plan, or arrangement to issue, and no outstanding option, warrant, security or other instrument or other right to obtain, convert into or exchange for or call for the issuance of any capital stock or security or other instrument convertible into, exercisable for, or exchangeable for any capital stock in any of the Acquired Companies, except as set forth on
Schedule 4.05.2-C. There are no restrictions of any kind on the transfer of the outstanding capital stock of any of the Acquired Companies, except as set forth on Schedule 4.05.3-C and those imposed by applicable federal and state securities laws. There are no contracts or other understandings (whether formal or informal, written or oral, firm or contingent) that require or may require any of the Acquired Companies to repurchase any of its capital stock.
 There are no preemptive or similar rights with respect to each of the Acquired Companies' capital stock. Except for the FCMC Voting Trust, and except as set forth on Schedule 4.05.4-C, none of the Acquired Companies is a party to any voting agreements, voting trusts, proxies or any other agreements, instruments or understandings with respect to the voting of any capital stock of any of the Acquired Companies which shall be in effect at the Closing Date, or any agreement with respect to the transferability, purchase or redemption of any capital stock of any of the Acquired Companies.

     4.06  Partnership Interests

          (a) Schedule 4.06.1-C sets forth the identity of each entity which serves as a general partner of one or more of the Controlled Partnerships and,
(i) in those instances where such general partner is itself a partnership, the identity of each general partner of such partnerships, and (ii) the identity of the managing general partner or general partners, as the case may be, of each Controlled Partnership. Each of the general partnership interests in the Controlled Partnerships which is owned or controlled by the Acquired Companies is duly authorized, validly issued, fully paid and fully non-assessable (except to the extent of any liability of the owner of the general partnership interest in the Controlled Partnerships as a general partner as provided in their respective partnership agreements), free and clear of all Liens (other than Liens securing the PaineWebber Debt) or voting trusts (other than the FCMC Voting Trust) or other rights of third parties and has not been issued and is not owned or held in violation of the partnership agreement covering such partnership. Except as set forth on Schedule 4.06.2-C, there are no rights, options, subscriptions or other agreements of any kind to purchase or acquire any general partnership interest in any of the Controlled GPs. Except as set forth on Schedule 4.06.3-C, there are no agreements of any kind limiting or otherwise restricting the authority of any of the Controlled GPs, acting singly or jointly, to directly or indirectly manage and control in all respects one or more of the Controlled Partnerships and no other entity is authorized, singly or jointly, with any other entity, to so manage and control any Controlled Partnership.

          (b) Sellers and the NPI Parties have not breached or permitted any Controlled GP to breach, or default or violate any of its material obligations, including but not limited to its fiduciary duty to any Controlled Partnership or other partners in any Controlled Partnerships, under any Organizational Documents with respect to such Controlled Partnerships. The FCMC Voting Trust is in full force and effect, no party is in material default of any provision thereof and there exist no grounds for removing or replacing NPI Equity II as the managing partner of FRI. The FRI Partnership Agreement is in full force and effect and no party is in material default of any provision thereof. Sellers and the NPI Parties have furnished to Buyer true, complete and correct copies of information provided by NPI Equity II to Portfolio Realty Advisers, L.P. ("PRA") pursuant to Section 8 of the FRI Partnership Agreement since January 1, 1994, including supporting documentation of NPI Equity II's calculation of such information.

     4.07  Business Conducted

          Except as set forth on Schedule 4.07.1-C, NPI Inc. conducts no business and has no assets or Liabilities (defined below) other than the ownership of shares of capital stock in its Subsidiaries. Except as set forth on Schedule 4.07.1-C, the Subsidiaries each conducts no business and has no assets other than the ownership of general partnership interests in the Controlled Partnerships, which Controlled Partnerships conduct no business other than the ownership and operation of real properties and the ownership of general or limited partnership interests. All of the real properties owned or operated by each of the Controlled Partnerships are listed on Schedule 4.07.2-
C. Except as set forth on Schedule 4.07.3-C, each of the properties is used solely for residential or commercial purposes and related activities.

     4.08  Financial Condition; Assets

          (a) On the Closing Date, each of the Acquired Companies shall have Net Current Assets (defined below) greater than zero. As used in this Agreement, "Net Current Assets" means cash and cash equivalents less all
 Liabilities; and "Liabilities" means any and all obligations and liabilities of every kind, including, without limitation, contingent liabilities, known or unknown, obligations to perform services in the future for which fees or commissions have been prepaid, and contingent or unmatured obligations and liabilities other than any (i) Acquired Company's potential obligation to restore the deficit in a general partner's capital account in any Controlled Partnership, (ii) Acquired Company's potential obligation to return to any Controlled Partnership a portion of the distributions received by a general partner on account of its partnership interest in such Controlled Partnership by reason of the failure of the limited partners in such Controlled Partnership to receive a specified amount of distributions; (iii) obligations and liabilities under partnership law of a general partner solely attributable to its serving as a general partner of a Controlled Partnership; and (iv)
 except as set forth on Schedule 4.08(a)-C.

          (b) On the Closing Date, each of the Acquired Companies shall have good and valid title to each of the following assets, free and clear of Liens, other than the PaineWebber Debt:

               (i) the loans and advances set forth on Schedule 4.08(b)-C to the extent not paid prior to Closing;

              (ii) the accounts receivable set forth on Schedule 4.08(b)-C to the extent not paid prior to Closing;

              (iii) all fixed assets currently owned by them, plus any fixed assets acquired and less any fixed assets disposed of in each case in the ordinary course of business consistent with past practice between the date hereof and the Closing Date.

     4.09  Insurance

          Schedule 4.09-C lists all of the policies of insurance of any kind covering each of the Acquired Companies and their respective assets and businesses, setting forth the nature of the insurance, the insurance carrier, the amount of coverage, and the owner of and expiration date of such policies.
 Each of the Acquired Companies has such insurance in such amounts and covering such risks as well-run businesses in the same industry customarily carry. All such policies of insurance are in full force and effect and all premiums due thereon for all periods through the Closing Date are or will be on the Closing Date fully paid. None of the Sellers, the NPI Parties or Acquired Companies has received any notice of cancellation or termination with respect to any such policy.

     4.10  Material Events and Changes

          Since April 30, 1995, except as set forth on Schedule 4.10-C, none of the Acquired Companies:

          (a) has mortgaged, pledged, subjected to or suffered any Lien, or granted any Lien, in respect of any of its properties, or incurred any Debt (defined below), except the PaineWebber Debt; and

          (b) is in default under any Material Agreement (defined below), license or permit; or

          (c) has experienced any change in control which is prohibited by the terms of any note, bond, mortgage, indenture, lease, license, franchise, agreement or other instrument or obligation by which it or any of its properties or assets is affected or bound.

      4.11  No Conflicts or Defaults; No Violations

          Neither the execution, delivery or performance of this Agreement by any of the Sellers or the NPI Parties nor the consummation of the transactions contemplated hereby will (with or without the giving of notice, lapse of time or both): (a) contravene any provisions of any law, statute, rule or regulation or any order, writ, judgment, injunction or decree of any court or governmental instrumentality; or (b) except as set forth on Schedule 4.11-C, and assuming that each of the consents and approvals set forth on Schedule 4.12-C has been obtained, conflict with or result in any material breach of, or constitute a material default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of any of Sellers, the NPI Parties or the Acquired Companies pursuant to the terms of any note, bond, indenture, mortgage, deed of trust, loan agreement, credit agreement, lease, franchise, partnership agreement, voting trust or any other agreement, contract or instrument to which any of them is a party or to which any of their respective properties or assets is subject; (c) violate any provision of their respective Organizational Documents; (d) give any Person or group of Persons the right to replace any of them as a direct or indirect general partner of any Controlled Partnership; or (e) (i) except for payment of one-time bonuses in connection with the consummation of the transactions contemplated hereby, entitle any current or former employee of any of Sellers, the NPI Party or Acquired Company to any severance pay, unemployment compensation or any similar payment, (ii) accelerate the time of payment or vesting or increase the amount of any compensation payable to any such employee or former employee, or
(iii) directly or indirectly result in any payment made or to be made to or on behalf of any person to constitute a "parachute payment" within the meaning of
Section 280G of the Internal Revenue Code of 1986, as amended (the "Code").

     4.12  Consents

          Except the filings under the HSR Act, the consent of the Department of Housing and Urban Development ("HUD") to the transactions contemplated by this Agreement and the Other Agreements as described in Section 6.05, the consent of the Rural Economic Community Development and Housing Agency ("RECDHA"), and as set forth on Schedule 4.12-C, no approval or consent of, notice to, or filing or registration with, or authorization, order, license, certificate, or permit of or from, any governmental authority or any other notice to or consent of any third party is required in connection with (a) the execution, delivery and performance of, (b) the legality, validity, binding effect or enforceability of or (c) the consummation of the transactions contemplated by this Agreement.

     4.13  Debt

           Schedule 4.13-C is a complete list of (a) all Debt for each of the Acquired Companies (including any intercompany debt or Debt for which the NPI Shares is security), (b) all Debt of the Controlled Partnerships which is recourse to the Controlled GP of such Controlled Partnership, and (c) all Debt in which any Controlled GP is obligated to extend or has extended any lines of credit, or is committed to make or has made working capital loans, to any Controlled Partnership. None of the Acquired Companies or Controlled GPs is the obligor in respect of and no assets of any of the Acquired Companies or Controlled GPs is security for or otherwise subject to any Debt other than the Debt described on Schedule 4.13-C. Sellers and the NPI Parties have delivered to Buyer true, complete and correct copies of all agreements, notes, security documents and other documents relating to any Debt of the Acquired Companies in effect on the date hereof, and each such document is in full force and effect and has not been further modified, amended or terminated and no party is in payment default thereunder or any other default thereunder other than immaterial defaults. Each of the Acquired Companies is in substantial compliance with the terms of any Debt for which it is liable or to which any of its assets is subject, no payment defaults exist thereunder and no notice of default with respect thereto has been received by any of Sellers or the NPI Parties.

          As used in this Agreement, "Debt" means, with respect to any Person, all indebtedness of any kind for which such Person is or could become liable for repayment or to which any property or other assets of such Person is subject, including, without limitation, (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services, (c) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of such Person's business), and all indebtedness secured by mortgage or other Liens against any of such Person's property or other assets, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (e) all obligations under capital leases (as such term is defined by GAAP), (f) all reimbursement, payment or similar obligations contingent or otherwise, under acceptance, letter of credit or similar facilities, (g) any obligations of any of the foregoing kinds of any other Person which is guaranteed directly or indirectly by such Person or in effect guaranteed directly or indirectly by such Person, including, without limitation, through an agreement (i) to pay or purchase such Debt or to advance or supply funds for the payment or purchase thereof, (ii) to purchase, sell or lease property or services primarily for the purpose of enabling the debtor to make payment of such Debt, (iii) to supply funds to or in any other manner invest in the debtor (including any obligation to pay for goods or services whether or not received) or (iv) otherwise to insure a creditor against loss in respect of such Debt, and (h) any Debt of any type of any other Person secured by any Lien on any property or assets of such Person but excluding any withdrawal liability with respect to any Multiemployer Plan (defined below). As used in this Agreement, "Debt" does not include any general partner obligation to restore the deficit in its capital account in any Controlled Partnership and any general partner obligation to return to any Controlled Partnership a portion of the distributions received by a general partner on account of its partnership interest in such Controlled Partnership by reason of the failure of the limited partners in such Controlled Partnership to receive a specified amount of distributions.

     4.14  Taxes

          (a) No Seller is a foreign person within the meaning of Section 1445 of the Code. Schedule 4.14(a)-C sets forth the taxpayer identification number and office address within the United States for each Seller.

          (b) Schedule 4.14(b)-C sets forth the name of each Controlled Partnership which has made an election under Section 754 of the Code at any time that any Seller or NPI Party or any Affiliate managed or operated such Controlled Partnership or owned any general partnership interest therein or, to the knowledge of Sellers and the NPI Parties (defined below), prior to such time.

          (c) Except as set forth on Schedule 4.14(c)-C, each of the Controlled Partnerships is and since its formation has been a partnership for federal income tax purposes qualifying under Section 7701 of the Code and none of the Controlled Partnerships constitutes a publicly traded partnership within the meaning of Section 7704 of the Code.

          (d) Schedule 4.14(d)-C sets forth the Section 754 amount, amortization method and accumulated amortization with respect to the basis in partnership interest which differs from the capital accounts of the tax returns of any Controlled Partnership for the most recent calendar year.

     4.15  Material Agreements

          Schedule 4.15-C lists all existing agreements and identifies the subject matter thereof to which any of the Acquired Companies is a party or is subject or to which any of their respective properties or assets is subject which cannot be canceled without penalty within 90 days and which are material to the financial condition, results of operations, business, properties, assets or liabilities of any of the Acquired Companies (each a "Material Agreement"). Sellers have made available to Buyer true, complete and correct copies of each such Material Agreement. All of such Material Agreements are in full force and effect and no party is in payment default of any provision thereof or any other default thereunder except immaterial defaults.

     4.16  Master Indemnity Agreement

          Each of Sellers and the NPI Parties represents and warrants that it has consulted with its advisors and counsel with respect to its obligations under the Master Indemnity Agreement of even date among the Buying Group, Riverside and the Selling Group, as such terms are defined therein (the "Master Indemnity Agreement"), and the adequacy of the consideration that it has received with respect thereto; and that such consideration is in all respects adequate and the value thereof is not less than the value of its obligations under the Master Indemnity Agreement.

     4.17  Environmental Matters

          (a) Except as disclosed on Schedule 4.17(a.1)-C, and except for the operating limited partnerships (other than Controlled Partnerships) listed on
Schedule 4.17(a.2)-C (the "March Partnerships"), all of the current and past use and operations by or of any of Seller or the NPI Parties, or any of their Affiliates or any of the Controlled Partnerships (at any time that any Seller or NPI Party or any Affiliate thereof managed or operated such Controlled Partnership or owned any general partnership interest therein) or, to the knowledge of Sellers and the NPI Parties, any owner, tenant, lessee or other Person at or from any real property presently or formerly directly or indirectly owned, used, leased, occupied, managed or operated by any of the Controlled Partnerships (at any time that any Seller or NPI Party or any Affiliate thereof managed or operated such Controlled Partnership or owned any general partnership interest therein) (the "Real Property"), comply and have complied with all applicable Environmental Laws (defined below). None of Sellers or the NPI Parties or any Affiliates thereof and none of the Controlled Partnerships (at any time that any Seller or NPI Party or any Affiliate managed or operated such Controlled Partnership or owned any general partnership interest therein), nor, to the knowledge of Sellers or the NPI Parties, any Controlled Partnership (at any time that none of Sellers or the NPI Parties or any Affiliate thereof managed or operated such Controlled Partnership or owned any general partnership interest therein) or any owner, tenant, lessee or other Person, has engaged in, authorized, allowed or permitted any operations or activities upon any of the Real Property for the purpose of or in any way involving the handling, manufacture, treatment, processing, storage, use, generation, release, discharge, emission, dumping or disposal of any Hazardous Substances (defined below) at, on or under the Real Property, except in compliance with all applicable Environmental Laws.

           (b) Except as disclosed on Schedule 4.17(b)-C, and except for the March Partnerships, (i) none of Sellers or the NPI Parties and none of the Controlled Partnerships (at any time that any Seller or NPI Party or any Affiliate thereof managed or operated such Controlled Partnership or owned any general partnership interest therein) or, to the knowledge of the Sellers and the NPI Parties, (based on facts known to any of the Sellers of the NPI Parties), any owner, tenant, lessee or other Person, or any Controlled Partnership (at any time that none of Sellers or the NPI Parties or any Affiliate thereof managed or operated such Controlled Partnership or owned any general partnership interest therein) has been or is involved in activities at or related to any portion of any Real Property directly or indirectly owned or managed by any of Sellers, the NPI Parties or the Controlled Partnerships which activities could reasonably be expected to lead to (A) the imposition of any liability on any of the Sellers, NPI Parties or the Controlled Partnerships under any Environmental Law, or on any subsequent or former owner or operator of any portion of any such Real Property, or (B) the creation of a Lien with respect to any liability on any portion of any such Real Property under any Environmental Law; and (ii) to the knowledge of Sellers and the NPI Parties, based on facts known to Sellers or the NPI Parties, no activity by any owner, tenant, lessee or other occupant of any portion of any Real Property could reasonably be expected to result in a claim or liability under any Environmental Law on such owner, tenant or occupant, on any of Sellers, the NPI Parties or the Controlled Partnerships or on any other subsequent or former owner or operator of any portion of such Real Property.

          (c) Except as disclosed on Schedule 4.17(c)-C, and except for the March Partnerships, to the knowledge of Sellers and the NPI Parties, the Real Property does not contain any Hazardous Substances in, on, over, under or at the Real Property in concentrations which would presently violate Environmental Laws or impose liability or obligations on the present or former owner or operator of the Real Property under the Environmental Laws for any investigation, corrective action, remediation or monitoring of Hazardous Substances in, on, over, under or at the Real Property. To the knowledge of Sellers and the NPI Parties, none of the Real Property is listed or proposed for listing on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C.
 9601 et seq., or any similar inventory of sites requiring investigation or remediation maintained by any state. None of the Sellers or NPI Parties and none of the Controlled Partnerships (at any time that any Seller or NPI Party or any Affiliate managed or operated such Controlled Partnership or owned any general partnership interest therein) has received any notice, whether oral or written, from any governmental entity or third party of any actual or threatened Environmental Liabilities (defined below) with respect to the Real Property, or the conduct of the business of any of the Sellers, NPI Parties or Controlled Partnerships.

          (d) Except as set forth in Schedule 4.17(d)-C, and except for the March Partnerships, and except for non-friable asbestos in ceiling and linoleum tiles, to the knowledge of Sellers and the NPI Parties, there are no underground storage tanks, asbestos or asbestos containing materials, polychlorinated biphenyls, urea formaldehyde, or other Hazardous Substances (other than small quantities of Hazardous Substances stored and maintained in accordance with all applicable Environmental Laws for use in the ordinary course of the business of the Controlled Partnerships) in, on, over, under or at any presently owned or operated Real Property.

          (e) To the knowledge of Sellers and the NPI Parties, there are no conditions existing at any Real Property that require, or which with the giving of notice or the passage of time or both may require remedial or corrective action, removal or closure pursuant to the Environmental Laws other than the implementation of customary operation and maintenance programs with respect to asbestos of the type commonly known as "O&M" programs. Schedule 4.17(e)-C lists all such O&M programs.

          (f) Each of Sellers, the NPI Parties and Controlled Partnerships, has all the material permits, authorizations and approvals necessary for the conduct of its business and for the operations on, in or at the Real Property which are required under applicable Environmental Laws and is in material compliance with the terms and conditions of all such permits, authorizations and approvals, and is capable of continued operation in compliance with Environmental Laws. Schedule 4.17(f)-C contains a list of all such required permits, authorization and approvals.

          (g) Sellers and the NPI Parties have provided to Buyer all environmental reports, assessments, audits, studies, investigations, data and other written environmental information in their custody, possession or control concerning the Real Property.

          (h) Except as disclosed on Schedule 4.17(h)-C, and except for the March Partnerships, none of Sellers or the NPI Parties has any reason to believe, based on facts known to Sellers or the NPI Parties, that any of Sellers, the NPI Parties or Controlled Partnerships may become subject to any Environmental Liabilities.

          (i) As used in this Agreement, the term "Environment" means any surface or subsurface physical medium or natural resource, including, air, land, soil, surface waters, ground waters, stream and river sediments, and biota; the term "Environmental Laws" means any federal, state, local or common law, rule, regulation, ordinance, code, order or judgment (including the common law and any judicial or administrative interpretations, guidances, directives, policy statements or opinions) relating to the injury to, or the pollution or protection of human health and safety or the Environment; the term "Environmental Liabilities" means any claims, judgments, damages (including punitive damages), losses, penalties, fines, liabilities, encumbrances, liens, violations, costs and expenses (including attorneys and consultants fees) of investigation, remediation or defense of any matter relating to human health, safety or the Environment of whatever kind or nature by any party hereto or any of its Affiliates, any Controlled Partnership, entity, any governmental regulatory authority or any other Person (i) which are incurred as a result of (A) the existence of Hazardous Substances in, on, under, at or emanating from any Real Property presently or formerly owned or operated by any of Sellers, the NPI Parties or Controlled Partnership or any Affiliates thereof or (B) the offsite transportation, treatment, storage or disposal of Hazardous Substances generated by any of Sellers, the NPI Parties or Controlled Partnerships or any third-party customers of any thereof or (C) the violation of any Environmental Laws or (ii) which arise under the Environmental Laws; the term "Hazardous Substances" means petroleum, petroleum products, petroleum-derived substances, radioactive materials, hazardous wastes, polychlorinated biphenyls, lead based paint, urea formaldehyde, asbestos or any materials containing asbestos, and any materials or substances regulated or defined as or included in the definition of "hazardous substances," "hazardous materials," "hazardous constituents," "toxic substances," "pollutants," "pollutants," "contaminants" or any similar denomination intended to classify substances by reason of toxicity, carcinogenicity, ignitability, corrosivity or reactivity under any Environmental Law. All references in this Section to any of Sellers, the NPI Parties or Controlled Partnerships shall include all predecessors thereto and any Person the liabilities of which pursuant to the Environmental Laws, contractually, by common law or by operation of law, any of them may have succeeded to.

     4.18  Investment Company

          None of Sellers, the NPI Parties or Acquired Companies is an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

     4.19  Employees

          (a) All of the executive employees of the Acquired Companies on the date of this Agreement are listed on Schedule 4.19.1-C (the "Executive Employees") together with a list of any employment, compensation, severance or termination agreements or arrangements to which any of Sellers or the Acquired Companies is a party (the "Employment Agreements"). No other employee of any of them has any employment agreement, written or oral, and each such other employee is an employee at will. Other than the Executive Employees and the employees listed on Schedule 4.19.2-C (collectively, the "Corporate Employees"), the entire compensation costs of all other employees of the Acquired Companies (the "Reimbursable Employees") are reimbursable under the agreements with respect to the properties for which they work or the partnership agreement of the Controlled Partnership which owns the property at which they work. Between the date hereof and the Closing Date, the compensation of the Reimbursable Employees shall be changed only in the ordinary course of business consistent with past practice, and no change shall be made in the compensation of Corporate Employees except for the payment of one-time bonuses or severance payments in connection with the consummation of the transactions contemplated by this Agreement and the Other Agreements. Prior to the Closing, Sellers and the NPI Parties (i) shall have terminated the Employment Agreements, (ii) shall have obtained the resignation of each of the Executive Employees effective immediately prior to the Closing and (iii) shall have terminated each of the Corporate Employees. On the Closing Date, the Acquired Companies shall have no liability under or arising out of any employment, compensation, severance or termination agreements or arrangements with any Executive Employee, any Corporate Employee or any other employee of any of them or the termination thereof as contemplated by this Section. On the Closing Date, Sellers and the NPI Parties will have paid or provided for, and no Buyer or Acquired Company shall be liable for, any severance payment due as of the Closing Date to any employee of the Acquired Companies or the Controlled Partnerships upon termination of employment, with or without cause.

          (b) Except as set forth on Schedule 4.19.3-C, none of the Sellers or, (at any time since January 1, 1993 or, to the knowledge of Sellers and the NPI Parties, prior to such date) the Acquired Companies is currently or has ever been a party to or otherwise bound by and none of its employees is covered by any collective bargaining agreement or other employment agreement or arrangement (whether or not legally binding), and none of its employees are represented by any union. Sellers have given Buyer true, complete and correct copies of each agreement listed on Schedule 4.19.3-C.

          (c) Each of the Sellers and the Acquired Companies have paid in full to their employees, if any, all wages, salaries, commissions, bonuses and other direct compensation for all services performed by them, other than amounts that have not yet become payable in accordance with such employer's customary practices. Except for payment of one-time bonuses in connection with the consummation of the transactions contemplated hereby, none of the Sellers or the Acquired Companies is or will as a result of any transactions on the Closing Date become liable for any severance pay or other payments on account of termination of any present or former employee. Except as set forth on Schedule 4.19.4-C, each of the Sellers and the Acquired Companies (i) is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not and has not engaged in any unfair labor practice,
(ii) is not the subject of any pending or threatened unfair labor practice complaint before the National Labor Relations Board, (iii) is not the subject of any labor strike, dispute, slowdown or stoppage pending or threatened against or affecting it, (iv) is not and has not been the subject of any representation question respecting its employees, (v) has not experienced any strike, work stoppage or other labor difficulty since its formation, and (vi) is not currently negotiating any collective bargaining agreement relating to any of its employees.

     4.20  Employee Benefits

          (a) Schedule 4.20(a)-C contains a true and complete list of all "employee benefit plans," within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any other bonus, profit sharing, compensation, pension, severance, deferred compensation, fringe benefit, insurance, welfare, medical, post-retirement health or welfare benefit, medical reimbursement, health, life, stock option, stock purchase, tuition refund, service award, company car, scholarship, relocation, disability, accident, sick pay, sick leave, vacation, termination, individual employment, executive compensation, incentive, bonus, commission, payroll practices, retention or other plan, agreement, policy, trust fund or arrangement, maintained, sponsored or contributed to by any of the Acquired Companies or NPI Parties or any entity that would be deemed a "single employer" with any of the Acquired Companies or NPI Parties under
Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA (an "ERISA Affiliate") on behalf of any employee of any of the Acquired Companies or NPI Parties (whether current, former or retired) or their beneficiaries or with respect to which any of the Acquired Companies or NPI Parties or any ERISA Affiliate has or has had any obligation on behalf of any such employee or beneficiary (each a "Plan" and, collectively, the "Plans") together with a description of the funding mechanism for each such Plan. With respect to each Plan, (other than Multiemployer Plans) and, to the extent available to Sellers, the NPI Parties or the Acquired Companies after using their reasonable efforts, with respect to each Multiemployer Plan, true and complete copies of the documents embodying and relating to the Plan have been delivered to Buyer.

          (b) Except as set forth on Schedule 4.20(b)-C, none of the ERISA Affiliates, nor any of the Acquired Companies or NPI Parties or any of their respective predecessors has ever contributed to or contributes to, or otherwise participated in or participates in on behalf of employees of any of the Acquired Companies or NPI Parties or any ERISA Affiliate any "multiemployer plan" (within the meaning of Section 4001(a)(3) of ERISA or Section 414(f) of the Code) ("Multiemployer Plan") or any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Section 4063 and 4064 of ERISA ("Multiple Employer Plan").

          With respect to each Multiemployer Plan and Multiple Employer Plan:

               (i) none of the Acquired Companies or NPI Parties or ERISA Affiliates has incurred (or has any reason to believe it has incurred) any withdrawal liability; no event has occurred which with the giving of notice would result in such liability under Section 4201 of ERISA as a result of a complete withdrawal (within the meaning of Section 4203 of ERISA) or a partial withdrawal (within the meaning of Section 4205 of ERISA); nor has any of the Acquired Companies or NPI Parties or ERISA Affiliates received any notice of any claim or demand for complete withdrawal liability or partial withdrawal liability;

              (ii) none of the Sellers, NPI Parties, the Acquired Companies or to the knowledge of Sellers and the NPI Parties, ERISA Affiliates has received any notice that any Multiemployer Plan is in "reorganization" (within the meaning of Section 4241 of ERISA), that increased contributions may be required to avoid a reduction in plan benefits or the imposition of an excise tax, or that the Multiemployer Plan is or may become "insolvent" (within the meaning of Section 4241 of ERISA);

             (iii) each of the Acquired Companies, NPI Parties and ERISA Affiliates have timely made any required contributions or payments to any Multiemployer Plan and to any Multiple Employer Plan;

              (iv) to the knowledge of Sellers and the NPI Parties, no Multiemployer Plan is a party to any pending merger or asset or liability transfer under Part 2 of Subtitle E of Title IV of ERISA;

               (v) to the knowledge of Sellers and the NPI Parties, the Pension Benefit Guaranty Corporation (the "PBGC") has not instituted proceedings against such Multiemployer Plan or Multiple Employer Plan;

              (vi) there is no contingent liability for withdrawal liability by reason of a sale of assets pursuant to Section 4204 of ERISA;

             (vii) except as set forth on Schedule 4.20(b)-C, if any of the Acquired Companies, NPI Parties or ERISA Affiliates were to have a complete or partial withdrawal as of the Closing, no obligation to pay withdrawal liability would exist on the part of any of the Sellers, NPI Parties, the Acquired Companies or any ERISA Affiliate with respect to any of the Multiemployer Plans;

           (viii) if any of the Acquired Companies, NPI Parties or ERISA Affiliates were to have a complete or partial withdrawal as of the Closing, the withdrawal liability of the Acquired Companies, NPI Parties and ERISA Affiliates would not exceed $100,000 with respect to all Multiemployer Plans in the aggregate;

            (ix) with respect to each Multiple Employer Plan, none of the Acquired Companies or NPI Parties or ERISA Affiliates has withdrawn during a plan year in which it was a "substantial employer" (within the meaning of Section 4001(a)(2) of ERISA); and

            (x) none of the Acquired Companies or NPI Parties or ERISA Affiliates has incurred any liability to the PBGC including, without limitation, under Section 4063 or 4064 of ERISA.

          (c) Each of the Sellers, NPI Parties, the Acquired Companies and each ERISA Affiliate, each Plan and each "plan sponsor" (within the meaning of Section 3(16) of ERISA) of each "welfare benefit plan" (within the meaning of
Section 3(1) of ERISA) has complied in all material respects with the requirements of Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA. None of the ERISA Affiliates, nor any of the Acquired Companies or NPI Parties (or any of their respective predecessors) has ever contributed to or contributes to, or has participated in or participates in on behalf of employees of any of the Acquired Companies or NPI Parties or ERISA Affiliates, any plan subject to Title IV of ERISA or Section 412 of ERISA, other than the Multiemployer Plans.

          (d) With respect to each of the Plans on Schedule 4.20(a)-C (other than Multiemployer Plans):

             (i) each Plan intended to qualify under Section 401(a) of the Code has been qualified since its inception and has received a determination letter from the Internal Revenue Service (the "IRS") (except for the qualified Plan subject to Section 401(k) of the Code listed on Schedule 4.20(d)-C which has applied for such a determination letter) to the effect that the Plan is qualified under Section 401 of the Code and any trust maintained pursuant thereto is exempt from federal income taxation under Section 501 of the Code and nothing has occurred or will occur through the date of the Closing that caused or could cause the loss of such qualification or exemption or the imposition of any penalty or tax liability; each of Sellers, the NPI Parties and the Acquired Companies, or ERISA Affiliates, as the case may be, has applied, or prior to the end of the remedial amendment period, as defined under Treasury Regulation Section 1.401(b) and as modified by IRS pronouncements, will apply, for a determination letter from the IRS pursuant to Revenue Procedure 93-39, for each Plan intended to qualify under Section 401(a) of the Code (including the qualified Plan subject to Section 401(k) of the Code listed on Schedule 4.20(d)-C);

            (ii) all payments required by any Plan, any collective bargaining agreement or by law (including all contributions, insurance premiums or intercompany charges) with respect to all periods through the date of the Closing shall have been made prior to the Closing (on a pro rata basis where such payments are otherwise discretionary at year end) or provided for by each of the Acquired Companies and NPI Parties, as applicable, by full accruals as if all targets required by such Plan had been or will be met at maximum levels on its financial statements;

           (iii) no claim, lawsuit, arbitration or other action (other than nonmaterial, routine claims for benefits) has been threatened, asserted, instituted or, to the knowledge of Sellers and the NPI Parties, anticipated against the Plans, any trustee or fiduciaries thereof, any of the Sellers, NPI Parties or the Acquired Companies, or any ERISA Affiliate, any director, officer or employee thereof, or any of the assets of any trust or the Plans;

           (iv) each Plan complies in all material respects and has been maintained and operated in all material respects in accordance with its terms and the terms and the provisions of applicable law, including, without limitation, ERISA and the Code;

            (v) no "prohibited transaction," within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is expected to occur with respect to each Plan, other than with respect to which an administrative or statutory exemption is available under the Code and ERISA.

           (vi) to the knowledge of Sellers and the NPI Parties, no Plan is under audit or investigation by the IRS or the U.S. Department of Labor or any other governmental authority; no such completed audit, if any, has resulted in the imposition of any tax or penalty;

          (vii) each Plan intended to qualify for tax-favored treatment under Sections 79, 106, 117, 120, 125, 127, 129 or 132 of the Code satisfies in all material respects the applicable requirements under the Code; and

        (viii) with respect to each Plan that is funded mostly or partially through an insurance policy, none of Sellers, the NPI Parties nor the Acquired
 Companies nor any ERISA Affiliate has any liability in the nature of retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the Closing.

          (e) Except as set forth on Schedule 4.20(e)-C, the consummation of the transactions contemplated by this Agreement will not give rise to any liability, including, without limitation, liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any current, former, or retired employee or their beneficiaries solely by reason of such transactions. No amounts payable under any Plan will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

           (f) None of the NPI Parties nor the Acquired Companies maintains, contributes to, or in any way provides for any benefits of any kind whatsoever (other than as may be required under Section 4980B of the Code, Sections 601 through 608 of ERISA, the Federal Social Security Act or a plan intended to qualify under Section 401(a) of the Code) to any current or future retiree or terminee.

           (g) Except as expressly required by this Agreement, none of the Sellers, the NPI Parties nor the Acquired Companies nor any ERISA Affiliate, or any officer or employee thereof, has made any promises or commitments, to create any additional plan, agreement or arrangement, or to modify or change any existing Plan.

     4.21  Litigation and Claims

          Except as set forth on Schedule 4.21-C, there is no litigation, arbitration, claim, governmental or other proceeding (formal or informal), or investigation pending, or to the knowledge of Sellers and the NPI Parties, threatened, with respect to any of the Acquired Companies or Controlled Partnerships, or any of their respective businesses, properties, or assets, other than relating to routine landlord-tenant matters, or negligence lawsuits covered by insurance or vendor claims under $10,000. None of the Acquired Companies or Controlled Partnerships is: (i) in violation of or in default under any order, judgment or decree, (ii) in violation of any law, rule or regulation, which violation would have a material adverse effect upon any of Sellers or the Acquired Companies or any of their respective properties, businesses or assets, or (iii) required to take any action in order to avoid such violation or default. The litigation listed on Schedule 4.21-C will not prohibit the consummation of any of the transactions contemplated hereby.

     4.22  Intellectual Property

          Except as described on Schedule 4.22-C, each of the Acquired Companies owns, or has the contractual right to use, and will after the Closing own or have the contractual right to use data processing and management information systems adequate to conduct all aspects of their respective businesses. There is no right under any patent, patent application, trademark, trademark application, trade name, service mark, copyright, franchise, or other intangible property or asset (all of the foregoing being hereinafter referred to as "Intangibles") necessary to or used in the business of the Acquired Companies as presently conducted or as any of them contemplates conducting, except as set forth on Schedule 4.22-C. None of the Acquired Companies has infringed, is infringing, or has received notice of infringement asserted with respect to any Intangibles of others. To the knowledge of Sellers and the NPI Parties, there are no Intangibles of others which may materially adversely affect the financial condition, results of operations, business, properties, assets or liabilities of any of the Acquired Companies.

     4.23  Questionable Payments

          None of the Sellers, NPI Parties or Acquired Companies, nor any director, officer, partner, agent, employee, or other Person associated with or acting on behalf of any of them has, directly or indirectly: used any corporate or partnership funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity; made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds; violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; established or maintained any unlawful or unrecorded fund of corporate monies or other assets; made any false or fictitious entry on its books or records; made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment; given any favor or gift which is not deductible for federal income tax purposes; or made any bribe, kickback, or other payment of a similar or comparable nature, whether lawful or not, to any Person, regardless of form, whether in money, property, or services, to obtain favorable treatment in securing business or to obtain special concessions, or to pay for favorable treatment for business secured or for special concessions already obtained.

     4.24   [Intentionally Omitted]

     4.25  SEC Reports; Tender Offers

          Sellers have previously furnished Buyer (or will simultaneously with its filing with the Securities and Exchange Commission ("SEC") furnish to Buyer) true and complete copies of each Schedule 14D-1 and all amendments thereto and other governmental filings or documents (the "Tender Offer Documents") relating to each tender offer (the "Tender Offers") for any limited partnership interests in the Controlled Partnerships filed since January 1, 1993 by any of Sellers, the NPI Parties or any of their Affiliates with the SEC or other governmental agency, and the following reports filed by any of the Controlled Partnerships with the SEC: Annual Reports on Form 10-K for each of the fiscal years ended December 31, 1994, 1993, 1992, and 1991, all Quarterly Reports on Form 10-Q and all Current Reports on Form 8-K filed after December 31, 1994, and all proxy statements distributed subsequent to December 31, 1991 (collectively, the "SEC Filings"). Each of the Tender Offer Documents, and each of the SEC Filings did not (and will not), on the date of filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All litigation arising out of any of the Tender Offer Documents have been finally settled pursuant to a final court order, dated May 19, 1995, and Schedule 4.25-C contains a true, correct and accurate list of all settlement agreements ("Settlement Agreements") and court orders entered into in connection with such final court order (which order is no longer subject to appeal) (the "Order"), true, correct and complete copies of which have been delivered to Buyer. All Tender Offers pursuant to the Tender Offer Documents have been consummated on or prior to the date of this Agreement in compliance with all applicable laws and other Legal Requirements (defined below) and Sellers have performed all of their obligations pursuant to the agreements and Order listed on Schedule 4.25-C. The recent Tender Offers commenced pursuant to the Order have been conducted strictly in accordance with the Settlement Agreements and Order and each of the Sellers and the NPI Parties has performed all of its obligations pursuant to the Settlement Agreements and complied with the Order relating thereto. All press releases and other publicly released data issued by any Controlled Partnership since December 31, 1993 were accurate when released.

     4.26  Properties

          Each of the Acquired Companies owns no real property and has good title to all other properties and assets used in its business or owned by it (except such other properties and assets as are held pursuant to leases or licenses described on Schedule 4.26-C), free and clear of all Liens (except for the PaineWebber Debt and as set forth on Schedule 4.26-C). No Person holds a right of first refusal or option to purchase with respect to any asset of any of the Acquired Companies.

     4.27  Books and Records; Bank Accounts

          (a) The books and records of each of the Acquired Companies or Controlled Partnerships are substantially complete and correct in all material respects, and the books and records of each of the Controlled GPs contain substantially accurate and complete records of all material actions taken by such general partners since the date the NPI Parties first directly or indirectly acquired a general partnership interest in such Controlled Partnerships.

          (b) Sellers have provided accurate lists all of the bank and brokerage accounts of each of the Acquired Companies and Controlled Partnerships and the authorized signatories for such accounts.

     4.28  Completeness of Disclosure

           No representation or warranty by any of Sellers or the NPI
Parties in this Agreement or any Additional Document (as defined in the Master Indemnity Agreement) contains, or when delivered will contain, an untrue statement of a material fact or omits, or when delivered will omit, to state a material fact required to be stated therein or necessary, in light of the circumstances in which such statements are made, to make the statements made therein not misleading.

     4.29  HUD Consents

          Sellers and the NPI Parties know of no reason why the approvals of HUD referred to in Section 6.05 cannot be obtained on or prior to the Closing Date, except for administrative delays occasioned by HUD and the fact that HUD is currently giving close reviews to companies which have purchased other companies with interests in HUD subsidized housing using deferred purchase price payments.

     4.30  Solvency

          For purposes of applicable federal and state laws governing determinations of the insolvency of debtors, or relating to fraudulent conveyance, or otherwise with respect to creditors' rights, or similar judicial doctrines: on the Closing Date after giving effect to the transactions contemplated hereby, (i) the amount of the "present fair saleable value" of the assets of each of Sellers and the NPI Parties will, as of such date, exceed the amount of all "liabilities of such Person, contingent or otherwise", as of such date, as such quoted terms are determined in accordance with such laws and doctrines, (ii) the present fair saleable value of the assets of each of Sellers and the NPI Parties will, as of such date, be greater than the amount that will be required to pay such Person's liability on its debts (defined below) as such debts become absolute and matured, (iii) none of Sellers or the NPI Parties will have, as of such date, an unreasonably small amount of capital with which to conduct its business, (iv) each of Sellers and the NPI Parties will be able to pay its debts as they mature and
(v) the consideration to be received by each Seller hereunder for the assets to be sold by such Seller hereunder is not less than the "present fair saleable value" of such assets. For purposes of this Section, "debt" means "liability on a claim", "claim" means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed or undisputed, secured or unsecured.

     4.31  Absence of Inducement

          In entering into this Agreement, none of Sellers or the NPI Parties has been induced by, or relied upon, any representations, warranties or statements by Buyer not set forth or referred to in this Agreement or the Additional Documents, whether or not such representations, warranties or statement have actually been made, in writing or orally, and each of the Sellers and the NPI Parties acknowledges that, in entering into this Agreement, Buyer has been induced by and relied upon the representations and warranties of the Sellers and the NPI Parties herein or therein set forth.

     4.32  Master Agreement

          All amounts owing and due under the Master Agreement dated as of November 12, 1993 among the parties named therein have been paid and satisfied in full. There have been no NPI Receipts (as such term is defined in a certain Indemnity and Reimbursement Agreement, dated as of December 6, 1993, by and among NPI Equity II, PRA, the NPI Principals and the other parties named therein), other than amounts attributable to the general partnership interest of NPI Equity II in FRI.

     4.33  No Knowledge of Breach

          None of Sellers or the NPI Parties has any knowledge on the date hereof of any fact or circumstances which would cause any representation or warranty of Buyer in this Agreement or the Additional Documents to be misleading or incorrect in any respect or is aware of any statement which was omitted from any such representation or warranty which is necessary to make the statements made in any such representation or warranty not misleading.

V. Representations and Warranties of Buyer

     Buyer represents and warrants to Sellers as of the date hereof and agrees with Sellers as follows:

     5.01  Organization

          Each of Insignia and IFGP is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation with all requisite power and authority to own, lease, license, and use its properties and assets and to carry on the business in which it is now engaged and the business in which it contemplates engaging. On the date hereof, IFGP is wholly-owned, directly or indirectly, by Insignia; however, no representation is made as to the ownership of IFGP as of the Closing Date, except that it will be an Affiliate of Insignia.

     5.02  Authority

          Insignia and IFGP, each has all requisite power and authority to execute, deliver, and perform this Agreement. All necessary corporate proceedings of Insignia and IFGP have been duly taken to authorize the execution, delivery, and performance of this Agreement. This Agreement has been and the other documents required to be delivered by Buyer hereby have been (or when delivered will be) duly authorized, executed, and delivered by Buyer, and constitute or will constitute the legal, valid, and binding obligation of Insignia and IFGP, and is enforceable as to each of them in accordance with their terms.

     5.03  No Conflicts or Defaults; No Violations

          Neither the execution, delivery or performance of this Agreement by the Buyer of the consummation of the transactions contemplated hereby will (with or without the giving of notice, lapse of time or both): (a) contravene any provisions of any law, statute, rule or regulation or any order, writ, judgment, injunction or decree of any court or governmental instrumentality; or (b) except as set forth on Schedule 5.03-C conflict with or result in any breach of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of Insignia or IFGP pursuant to the terms of any note, bond, indenture, mortgage, deed of trust, loan agreement, credit agreement, lease, franchise, or any other agreement, contract or instrument to which either of them is a party or to which any of their respective properties or assets is subject; or (c) violate any provision of their respective Organizational Documents.

     5.04  Litigation

          There is no litigation, arbitration, claim, governmental or other proceeding (formal or informal), or investigation pending or, to the knowledge of Buyer, threatened, relating to, or seeking to prohibit or otherwise challenge the consummation of this Agreement or the transactions contemplated by this Agreement or to obtain substantial damages with respect thereto.

     5.05  Investment Company

          Buyer is not an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

     5.06  Consents

           Except the filings under the HSR Act described in Section 6.05, the consent HUD to the transactions contemplated by this Agreement and the Other Agreements, the consent of RECDHA, any filing with respect to any Organizational Documents of an Person (all of which will be made prior to Closing), and as may be required by federal or state securities laws, no approval or consent of, notice to, or filing or registration with, or authorization, order, license, certificate, or permit of or from, any governmental authority or any other notice to or consent of any third party is required in connection with the execution, delivery and performance of, (b) the legality, validity, binding effect or enforceability of or (c) the consummation of the transactions contemplated by this Agreement.

     5.07  HUD Consents

          Buyer has no knowledge of any reason why the approvals of HUD referred to in Section 6.05 cannot be obtained on or prior to the Closing Date, except for administrative delays by HUD and the fact that HUD is currently giving close reviews to companies which have purchased other companies with interests in HUD subsidized housing using deferred purchase price payments.

     5.08  Completeness of Disclosure

          No representation or warranty by Buyer in this Agreement or any Additional Document contains, or when delivered will contain, an untrue statement of a material fact or omits, or when delivered will omit, to state a material fact required to be stated therein or necessary, in light of the circumstances in which such statements are made, to make the statements made therein not misleading.

     5.09  Absence of Inducement

          In entering into this Agreement, Buyer has not been induced by, or relied upon, any representations, warranties or statements of any of Sellers or the NPI Parties concerning any matter not set forth or referred to in this Agreement or the Additional Documents, whether or not such representations, warranties or statements have actually been made, in writing or orally, except that Buyer has relied upon Sellers' and the NPI Parties' having disclosed to Buyer all information, and provided to Buyer true, complete and correct copies of all agreements, documents and data, that Buyer or its Affiliates have requested in connection with its determination whether to enter into this Agreement and the Other Agreements. Buyer acknowledges that, in entering into this Agreement, Seller and the NPI Parties have been induced by, and relied upon, Buyer's representations and warranties herein set forth.

     5.10  No Knowledge of Breach

          Buyer has no knowledge on the date hereof of any facts or circumstances which would cause any representation or warranty of any of Sellers and the NPI Parties in this Agreement or the Additional Documents to be misleading or incorrect in any respect or is aware of any statement which was omitted from any such representation or warranty which is necessary to make the statements made in any such representation or warranty not misleading.

VI.  Additional Agreements of Sellers and NPI Parties

     6.01  Joint and Several Covenants

          (a) Sellers and the NPI Parties each, jointly and severally, covenants and agrees to perform or cause to be performed the covenants of any of them under this Agreement.

          (b) Insignia and IFGP each, jointly and severally, covenants and agrees to perform or cause to be performed the covenants of either of them under this Agreement.

     6.02  General

          (a) Each of Sellers and the NPI Parties will use all reasonable efforts and take all reasonable steps, and will cooperate with Buyer, to cause to be fulfilled those of the conditions set forth in this Agreement to the parties' respective obligations to consummate the transactions contemplated by this Agreement and the Other Agreements that are dependent upon the actions or inactions of any of Sellers or the NPI Parties, and to execute and deliver such instruments and take such other reasonable actions as may be necessary or appropriate in order to carry out the intent of this Agreement and the Other Agreements and consummate the transactions contemplated hereby and thereby.

          (b) Buyer will use all reasonable efforts and take all reasonable steps, and will cooperate with Sellers and the NPI Parties, to cause to be fulfilled those of the conditions set forth in this Agreement to the parties' respective obligations to consummate the transactions contemplated by this Agreement and the Other Agreements that are dependent upon the actions or inactions of Buyer and to execute and deliver such instruments and take such other reasonable actions as may be necessary or appropriate in order to carry out the intent of this Agreement and the Other Agreements and consummate the transactions contemplated hereby and thereby.

     6.03  Other Agreements

          Until the Closing Date, Sellers and the NPI Parties and their Affiliates will each use its reasonable efforts to cause all representations and warranties made by them hereunder or under the Other Agreements to be true and correct in all material respects as of the Closing Date as if made on the Closing Date, except for changes in the ordinary course of business of the Acquired Companies consistent with past practice; provided, however, that nothing herein shall require any of such Persons to violate any fiduciary duty obligation owed to any of the Controlled Partnerships.

     6.04  Conduct of Business

          Until the Closing Date, each of the Sellers and the NPI Parties will:

          (a) except as otherwise requested by Buyer in writing, use its reasonable efforts to preserve intact the business organization and operations of the Acquired Companies and Controlled Partnerships, to keep available the services of their present officers and employees, if any, to preserve in full force and effect their contracts, agreements, instruments, leases, licenses, arrangements, and understandings, and to preserve the present business relationships and good will of their suppliers, customers, and others, if any, having business relations with any of them;

         (b) not permit the Organizational Documents of (i) the Acquired Companies or (ii) subject to the fiduciary duty obligation owed by a Controlled GP to a Controlled Partnership, the Controlled Partnership, to be amended, except for the Fox Amendment; and

         (c) cause the business and operations of the Acquired Companies and Controlled Partnerships to be conducted in all respects only in the ordinary course consistent with past practices utilizing the highest commercial standards and in accordance with the terms of the provisions of the partnership agreements of such partnerships.

     6.05  Hart-Scott-Rodino, HUD and Other Regulatory Filings

          (a) Promptly, but not later than 45 days following the execution of this Agreement, Buyer and Sellers and the NPI Parties shall each file or cause to be filed any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), in connection with the transactions contemplated by this Agreement and the Other Agreements and shall each make any further filings pursuant thereto that may be necessary in connection therewith. Sellers and the NPI Parties on the one hand, and Buyer, on the other, shall each pay one-half of the filing fees payable in connection with such filings.

          (b) Within 15 business days following the date hereof, Buyer shall apply to HUD for the approvals referred to in Section 8.08. Buyer shall advise the NPI Principals upon request of the NPI Principals of the status of the HUD approval process.

          (c) Sellers and the NPI Parties shall also promptly file and cause the partnerships for the properties listed on Schedule 6.05-C to file with applicable regulatory authorities any other applications, notices or other documents required to be filed by any of them (and prosecute diligently any related proceedings) in order to consummate the transactions contemplated by this Agreement.

     6.06  Consents and Filings; Resignations

          As soon as practicable after the date hereof and before the Closing, except as set forth on Schedule 6.06-C, Sellers shall use reasonable efforts to obtain all consents, approvals, waivers, or other documents from any third parties, including any governmental authorities, and make all filings, registrations and other notifications, as (i) may be required to consummate the transactions contemplated by this Agreement and the Other Agreements or
(ii) are set forth on Schedule 4.12-C. Prior to the Closing Date, Sellers and the NPI Parties shall have obtained the resignations of each of the directors and officers of the Acquired Companies effective immediately prior to the Closing.

     6.07  Delivery of Financial Statements Required for SEC Filings

          Commencing on the date hereof, Sellers, with respect to the Acquired Companies shall, and the NPI Parties shall cause Sellers to, promptly following any request from Buyer, timely deliver to Buyer such financial statements and other financial information of such of the NPI Parties and/or their Affiliates (including, without limitation, the Acquired Companies and the Controlled GPs) as Insignia and/or its Affiliates shall require in connection with any filings with the SEC or any other regulatory authority. Such financial statements shall contain such information, and be in such form, and shall be delivered with such reports of certified public accountants thereon and such consents of such certified public accountants, if any, as shall be required by the SEC or other regulatory authority. Buyer shall reimburse Sellers for the incremental accounting fees of their certified public accountants for preparing any such information or statements which would not otherwise have been required to be prepared at any time for any of the NPI Parties. Buyer shall use its reasonable efforts to give Sellers as much notice as is practicable of the financial statements and other financial information it will require, and Sellers and the NPI Parties shall use their best efforts to deliver requested statements and information in the form and at the time required.

     6.08  Confidentiality

          (a) Each of Sellers and the NPI Parties shall before and after the Closing, insure that all confidential information which any of Sellers or the NPI Parties or their Affiliates, or any of their respective officers, directors, partners, employees, counsel, agents, investment bankers, or accountants, may now possess or may hereafter create or obtain relating to the condition (financial or otherwise), results of operations, business, properties, assets, liabilities, or future prospects of the Acquired Companies and Controlled Partnerships, shall not be published, disclosed, or made accessible by any of them to any other Person at any time or used by any of them after the Closing, in each case without the prior written consent of Buyer; provided, however, that the restrictions of this sentence shall not apply (i) to the extent any such disclosure may otherwise be required by law,
(ii) may be necessary in connection with the enforcement of this Agreement, or
(iii) to the extent such information shall have otherwise become publicly available without any breach of this Agreement or any other confidentiality obligations of any Person. Sellers and the NPI Parties shall, and shall cause all other such Persons to, at Buyer's request after the Closing, deliver to Buyer any documents or other medium containing such confidential information to which the restrictions of the foregoing sentence apply.

          (b) Buyer shall, before the Closing, insure that all confidential information which Buyer or its Affiliates, or any of their respective officers, directors, partners, employees, counsel, agents, potential sources of financing, investments bankers or accountants, may possess or may hereafter create or obtain relating to the condition (financial or otherwise), results of operations, business, properties, assets, liabilities, or future prospects of Sellers or the NPI Parties, shall not be published, disclosed, or made accessible by Buyer to any other Person at any time or used by Buyer (except in preparation for the consummation of the transactions contemplated by this Agreement or the Other Agreements), in each case without the prior written consent of Sellers; provided, however, that the restrictions of this sentence shall not apply (i) to the extent any such disclosure that may be required in connection with any SEC filings by Buyer or its Affiliates, or otherwise be required by law, (ii) may be necessary in connection with the enforcement of this Agreement, or (iii) to the extent such information shall have otherwise become publicly available without any breach of this Agreement or any other confidentiality obligations of any Person. If the Closing shall not occur for any reason, Buyer shall, and shall cause all other such Persons to, at Sellers' request, deliver to Sellers any documents or other materials containing such confidential information to which the restrictions of the foregoing sentence apply.

     6.09  Public Statements

          Between the date of this Agreement and the Closing, Sellers, the NPI Parties and their Affiliates shall discuss and coordinate with Buyer and Buyer shall discuss and coordinate with the NPI Principals with respect to any public filing (other than SEC filings) or announcement required concerning any of the transactions contemplated by this Agreement. No public filing (other than SEC filings) or announcement concerning any of the transactions contemplated by this Agreement shall be made by any of them, without the consent of both Sellers and Buyer, except as required by law. The parties agree that a press release in the form attached as Exhibit D may be released by Buyer or its Affiliates upon execution hereof.

     6.10  Voting by Sellers

          Except as provided in the Settlement Agreement and subject to its fiduciary duties when acting as a Controlled GP of a Controlled Partnership, and as may be required by the provisions of the partnership agreement of any Controlled Partnership, Sellers and the NPI Parties each agrees that until the Closing Date under this Agreement and the Other Agreements, it will not vote and will cause each of the Acquired Companies and Controlled GPs not to vote any capital stock of any general partnership interest in any Controlled Partnership in which any of them is entitled to vote in favor of, and shall not take any action to cause (a) any merger, consolidation, reorganization, other business combination, or recapitalization involving any of the Acquired Companies or Controlled Partnerships, (b) any dissolution, liquidation, or termination of any of the Acquired Companies or Controlled Partnerships, (c) any sale of any assets of the Acquired Companies or Controlled Partnerships,
(d) the amendment of any Organizational Documents of any of the Acquired Companies or Controlled Partnerships, (e) any "change in the Controlled GP" (defined below) of any Controlled Partnership, (f) any termination of, amendment to or other change in the property management agreements, asset management agreements or other agreements under which any Person is the property manager or asset manager of any real property or asset, or which relates to any Person providing management, administrative or bookkeeping services, including, but not limited to agreements with Metric Management, Inc., with respect to any Controlled Partnership, or (g) any proposition the effect of which may be to inhibit, prohibit, restrict, or delay the consummation of any of the transactions contemplated by this Agreement or any of the Other Agreements or impair the contemplated benefits to Buyer or its Affiliates of the transactions contemplated by this Agreement and the Other Agreements. It is understood that at any time Sellers, the NPI Parties or any of their Affiliates would be permitted under this Section to vote their general partnership interest in any Controlled Partnership in favor of or take any action set forth above because to fail to do so would be a breach of the fiduciary duty of the Controlled GP of such Controlled Partnership, the Affiliate which is the holder of limited partner interests in the same Controlled Partnership shall also be permitted under this Section to vote such limited partnership interests in favor of such action. For purposes of this Agreement, the term "change in the Controlled GP" of a Controlled Partnership shall include, without limitation, a change in the Person who is general partner, a change in the powers or authority of such Person or a change legally or beneficially in the Person or Persons with the power to direct the general partner.

     6.11  Access

          Between the date of this Agreement and the Closing, Sellers and the NPI Parties shall (a) give Buyer and its authorized representatives full access to all offices and other facilities and properties of, or managed, operated or otherwise controlled by, the Acquired Companies and Controlled Partnerships and to the books and records of the Acquired Companies and Controlled Partnerships (and permit Buyer to make copies thereof), (b) permit Buyer to make inspections thereof, and (c) cause their respective officers and advisers (including, without limitation, their auditors, attorneys, financial advisors and other consultants, agents and advisors) to furnish Buyer with such financial and operating data and other information with respect to the business and properties of the Acquired Companies or any Controlled Partnerships and to discuss with Buyer and its authorized representatives the affairs of the Acquired Companies and any Controlled Partnerships, all as Buyer may from time to time reasonably request. Statements made by Sellers, the NPI Parties and their authorized representatives in the course of any such discussions shall not constitute representations or warranties for purposes of this Agreement.

     6.12  No Transfers or Encumbrances

          Sellers and the NPI Parties shall not, directly or indirectly, sell, assign, gift, pledge, or otherwise transfer or encumber any capital stock or the general partnership interests in any of the Acquired Companies or any of the Controlled Partnerships before the Closing.

     6.13  Notice of Certain Events

          (a) Until the Closing, each of Sellers and the NPI Parties shall immediately give Buyer (i) written notice of the occurrence, or failure to occur, of any event or state of facts that would cause any representation or warranty contained in this Agreement to be untrue or inaccurate or any covenant, condition or agreement which is to be performed or satisfied by it impossible to be so complied with or satisfied or make such performance or satisfaction materially more difficult than in the absence of such fact or occurrence or which (if existing and known at the date of the execution of this Agreement) would have been required to be set forth or disclosed in or pursuant to this Agreement or a Schedule or Exhibit hereto; (ii) a copy of each registration statement, annual, quarterly or current report, proxy or information statement, or other document (including exhibits and all material incorporated by reference) filed by any Seller or NPI Party with the SEC or any other governmental authority (other than filings under the HSR Act); (iii) copies of all notices of default given to any Sellers or NPI Party with respect to any Debt or Material Agreement; (iv) copies of all reports and other documents prepared for the stockholders or partners of any of the Acquired Companies or any Controlled Partnerships and copies of the minutes of all meetings of, and actions taken (with or without a meeting), by the stockholders or partners of each of the Acquired Companies or Controlled Partnerships. No notification under this Section shall affect or modify the representations, warranties, covenants or agreements of any of Sellers or the NPI Parties or the conditions to the respective obligations of the parties hereunder.

          (b) Until the Closing, Buyer shall immediately give Sellers (i) written notice of the occurrence, or failure to occur, of any event or state of facts that would cause any representation or warranty contained in this Agreement to be untrue or inaccurate or any covenant, condition or agreement which is to be performed or satisfied by Buyer impossible to be so complied with or satisfied or make such performance or satisfaction materially more difficult than in the absence of such fact or occurrence or which (if existing and known at the date of the execution of this Agreement) would have been required to be set forth or disclosed in or pursuant to this Agreement or a Schedule or Exhibit hereto; (ii) a copy of each registration statement, annual, quarterly or current report, proxy or information statement, or other document (including exhibits and all material incorporated by reference) filed by Buyer with the SEC or any other governmental authority other than filings under the HSR Act; and (iii) copies of all reports and other documents prepared for the stockholders or partners of Buyer. No notification under this Section shall affect or modify the representations, warranties, covenants or agreements of Buyer or the conditions to the respective obligations of the parties hereunder.

          (c) Until the Closing, each of Sellers and the NPI Parties shall immediately give Buyer written notice of any event at a Controlled Partnership which may give rise to a claim against any of the Acquired Companies by reason of its serving, directly or indirectly, as a general partner of a Controlled Partnership.

     6.14  Other Covenants

          Sellers and the NPI Parties, jointly and severally, covenant and agree to cause the Persons named as Sellers and NPI Parties to perform all of the covenants and agreements of each of them set forth in the Other Agreements, and any material breach of any such covenant or agreement shall be deemed a breach of this Agreement.

     6.15  Current Assets

          If between the date hereof and the Closing, any distributions are received by an Acquired Company, either directly or indirectly in its capacity as a Controlled GP with respect to one or more of the Controlled Partnerships, and such distributions are not applied before Closing to the reduction of the outstanding principal amount of the PaineWebber Debt, then such distributions shall be retained by such Acquired Company.

     6.16  Due Diligence Meetings

          Between the date hereof and the Closing, at reasonable business hours selected by Buyer, during the months of September through December, 1995 (and if the Closing is after January 15, 1996, in January and February 1996), Sellers and the NPI Parties shall make available such officers of the Acquired Companies with detailed knowledge of the properties and operations of the Controlled Partnerships as Buyer shall request (at which time at least one of the NPI Principals, Peter Braverman and William Hamilton shall be present) for due diligence meetings (at least two of which shall be held, at Buyer's option, at Insignia's headquarters in Greenville, South Carolina and the others in Atlanta, Georgia) at which they shall make true, complete and correct disclosure of all information relating to the properties and the business of the Acquired Companies as Buyer shall request and shall furnish monthly all regularly prepared financial statements and reports with respect to the Acquired Companies, Controlled GPs and Controlled Partnerships.

     6.17  ERISA Matters

          On and after the Closing, Sellers and the NPI Parties shall be liable for, and shall promptly and fully reimburse Buyer with respect to, all claims incurred prior to Closing under any Plan that is a health plan (including, without limitation, medical, dental and hospitalization plans), regardless of whether such claim arises before, on or after Closing. Sellers and the NPI Parties acknowledge that they shall be obligated to pay all such claims on demand to Buyer.

VII. Covenants of Sellers and NPI Parties

     7.01  Ordinary Course

          Sellers and the NPI Parties each, jointly and severally, covenants and agrees that from the date hereof until the Closing, Sellers and the NPI Parties shall cause the Acquired Companies and the Controlled Partnerships and their businesses and properties to be operated only in the ordinary course consistent with past practice and the fiduciary duties of the Controlled GPs, in accordance with the partnership agreements, utilizing reasonable commercial standards.

     7.02  Liens

          None of Sellers or the NPI Parties will, or will permit any of the Acquired Companies to, create, incur, assume or suffer to exist any Lien upon or with respect to any property or assets (real or personal, tangible or intangible) of any of the Acquired Companies, whether now owned or hereafter acquired, or sell any such property or assets subject to an understanding or agreement, contingent or otherwise, to repurchase such property or assets (including sales of accounts receivable with recourse to any Controlled GP), or assign any right to receive income or permit the filing of any financing statement under the Uniform Commercial Code or any other similar notice of Lien under any similar recording or notice statute, grant rights with respect to, or otherwise encumber or create a security interest in, such property or assets or any portion thereof or any other revenues therefrom or the proceeds payable upon the sale, transfer or other disposition of such property or asset or any portion thereof, or permit or suffer any such action to be taken, except the following:

          (a) Liens created pursuant to the PaineWebber Debt;

          (b) Liens for taxes, assessments or other governmental charges not yet delinquent or which are being diligently contested in good faith and by appropriate proceedings, if (i) reasonable reserves in an amount not less than the tax, assessment or governmental charge being so contested shall have been established for such Acquired Company, or such contested amount shall have been duly bonded in accordance with applicable law, (ii) no risk of sale, forfeiture or loss of any real property of any Acquired Company or any part thereof arises during the pendency of such contest and (iii) such contest does not have a materially adverse effect any Acquired Company; or

          (c) Liens in respect of property or assets of any Acquired Company imposed by law, which were incurred in the ordinary course of business and do not secure any Debt, such as carriers', warehousemen's, materialmen's, and mechanics' liens and other similar Liens arising in the ordinary course of business, and (i) which do not in the aggregate materially detract from the value of any Acquired Company's property or assets or materially impair the use there in the operation of the business of any Acquired Company or (ii) which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or asset subject to any such Lien.

     7.03  Dissolution

          No Controlled Partnership shall dissolve, terminate, liquidate, merge with or consolidate into another Person except as required by the fiduciary duty of the Controlled GP of such Controlled Partnership.

     7.04  New Lines of Business

          None of the Acquired Companies or Controlled Partnerships shall enter into any line of business other than its business on the date hereof, or make any material change in the scope or nature of its business, purposes or operations, or undertake or participate in activities other than the continuance of its present business.

     7.05  Forgiveness of Debt

          None of the Acquired Companies shall cancel or otherwise forgive, release or waive any claim or Debt owed to it by any Person or rights of substantial value, (a) except in the case of any claim or Debt not material individually or in the aggregate, for adequate consideration and in the ordinary course of business consistent with past practice and (b) other than to the Persons listed on Schedule 7.05-C in connection with the replacement of the Investment Capital Contribution as described in Section 9.10 below.

     7.06  Affiliate Transactions

          None of Sellers or the NPI Parties shall enter into, or be a party to, or cause or suffer any Affiliate to enter into or be a party to any transaction with any of the Acquired Companies or Controlled Partnerships or cause any compensation to be payable from any such Person ("Affiliate Transactions") except transactions required by existing agreements listed on
Schedule 7.06-C, in the ordinary course of business consistent with past practice and on terms which are no less favorable to such Acquired Company or Controlled Partnership than would be obtained in a comparable arm's length transaction with an unrelated third party, and none of Sellers, the NPI Parties or any of their respective Affiliates shall enter into any new agreement with or relating to any of the Acquired Companies or Controlled Partnerships or amend, modify or terminate any agreement listed on Schedule 4.15-C. Any such transactions will be disclosed to Buyer in writing at least monthly from the date hereof until the Closing and on the Closing Date in an Officer's Certificate of the relevant Person.

     7.07  Assets

          None of the Acquired Companies shall acquire or dispose of any assets (a) except in the ordinary course of business consistent with past practice and (b) other than to the Persons listed on Schedule 7.05-C in connection with the replacement of the Investment Capital Contribution as described in Section 9.10 below.

     7.08  Advances, Investments and Loans

          None of Sellers or the NPI Parties will permit any of the Acquired Companies directly or indirectly, to lend money or credit or make advances to any Person, or purchase or acquire any stock, obligations or securities of, or any limited or general partnership interests or any other interest in, or make any capital contribution to, any other Person, or purchase or own a futures contract or otherwise become liable for the purchase or sale of currency or other commodities at a future date in the nature of a futures contract, except that any Acquired Company may acquire and hold accounts receivables owing to any of them, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary terms.

     7.09  No Contrary Agreements

          Prior to the Closing Date, none of Sellers or the NPI Parties shall agree or otherwise commit, whether or not in writing, or permit any of the Acquired Companies or any of the Controlled Partnerships to agree or commit, to do anything which would not be permitted to be done under this Agreement.

     7.10  Settlement Agreements and Order

          Each of Sellers and the NPI Parties shall perform all of its obligations pursuant to the Settlement Agreements and shall comply with the Order relating thereto.

VIII. Conditions to Obligations of Buyer

     The obligations of Buyer under this Agreement are subject to the following conditions (unless waived by Buyer in writing at the Closing):

     8.01  Accuracy of Representations and Compliance with Conditions

          All representations and warranties of Sellers and/or the NPI Parties contained in this Agreement shall be accurate as of the Closing in all material respects with the same effect as if made on and as of such date except for changes expressly permitted or required by this Agreement. As of the Closing, Sellers and the NPI Parties shall have performed and complied in all material respects with all covenants and agreements and satisfied all conditions required to be performed and complied with by any of them at or before such time. At the Closing, Buyer shall have received certificates to the effect of the first two sentences of this Section 8.01 executed by the chief executive officer and the chief financial officer of each Seller (and such NPI Parties as Buyer shall request) dated as of the Closing Date in form and substance satisfactory to Buyer. It is expressly agreed that, for purposes of the first sentence of this Section 8.01 and Section 12.01(b)(v), changes in the ordinary course referred to in Section 6.04(c) shall not be deemed to be changes permitted or required by this Agreement and may result in a failure of the condition set forth in this Section 8.01 to Buyer's obligations under this Agreement.

     8.02  Sellers' Deliveries

          Sellers shall have delivered to Buyer the documents set forth in
Section 3.02(a).

     8.03  Legal Action

          There shall not have been instituted or threatened any legal proceeding (a) relating to, or seeking to prohibit or otherwise challenge:
(i) the consummation of this Agreement or the Other Agreements or the transactions contemplated by this Agreement or the Other Agreements, or to obtain substantial damages with respect thereto; or (ii) any matter arising out of or relating to the Tender Offers made by Ventures I or Ventures II pursuant to any Tender Offer Documents or Settlement Agreement; or (iii) which Buyer shall reasonably determine could have a materially adverse effect on the business, assets, liabilities, condition (financial or otherwise) or prospects of any of the Acquired Companies, or (b) alleging any violation of any provision of any federal or state securities law or seeking to obtain any payment or damages pursuant thereto (in each case, whether or not such allegation shall have any merit).

     8.04  No Material Adverse Change

          Since the date hereof, there shall not have been any material adverse change in the condition (financial or otherwise), results of operations, business, properties, assets, nature of assets or liabilities of any of the Acquired Companies, nor shall any of them have suffered any loss, damage, destruction or other casualty to any of its properties or material assets (unless completely covered by insurance).

     8.05  Operating Results

          (a) None of the following shall have occurred unless in any individual case specifically waived by Buyer in writing:

               (i) Except in the ordinary course of business consistent with past practice, none of the Acquired Companies shall have entered into or be subject to any Material Agreement not listed on Schedules 4.15-C, or breached or made a material amendment or modification in any Material Agreement on such Schedule or terminated any such listed Material Agreement, except terminations resulting from the sale of any property listed on Schedule 8.05-C.

              (ii) None of the Sellers or NPI Parties (A) shall have incurred or refinanced any Debt or entered into, amended, modified or terminated, or suffered any amendment, modification or termination of, any agreements, instruments or other documents relating to any Debt or Lien, or voluntarily prepaid any portion of any Debt, in each case to which any of the Acquired Companies is a party or to which any of their respective properties is subject.

     8.06  No Governmental Action

          There shall not have been any action taken, or any law, rule, regulation, order, judgment, or decree proposed, promulgated, enacted, entered, enforced, or deemed applicable to the transactions contemplated by this Agreement by any federal, state, local, or other governmental authority or by any court of other tribunal, including the entry of a preliminary or permanent injunction, which, in the reasonable judgment of the Buyer, (a) makes any of the transactions contemplated by this Agreement illegal, (b) results in a delay in the ability of Buyer to consummate any of the transactions contemplated by this Agreement, (c) requires the divestiture by Buyer of any of the NPI Shares to be sold pursuant to this Agreement or of any general partnership interest held by a Controlled GP or of a material portion of the business of the Acquired Companies, (d) imposes material limitations on the ability of Buyer effectively to exercise full rights of ownership of such capital stock or general partnership interest including the right to vote such interests on all matters properly presented stockholders or partners of the Acquired Companies or Controlled Partnerships, as the case may be, or (e) otherwise prohibits, restricts, or delays consummation of any of the transactions contemplated by this Agreement or impairs the contemplated benefits to Buyer of any of the transactions contemplated by this Agreement or any Other Agreement.

     8.07  PaineWebber Debt

          The outstanding amount of principal due on the PaineWebber Debt immediately prior to the Closing shall be not more than the outstanding principal amount on the date hereof, it being understood and agreed that the NPI Parties shall not, after the date hereof, borrow any further amounts thereunder. Ventures I and Ventures II shall pay all interest on the PaineWebber Debt on a current basis in accordance with its terms. Sellers shall have delivered an estoppel certificate from PaineWebber dated as of the Closing certifying to such outstanding amount and, evidence in form and substance satisfactory to Buyer of the satisfaction of the PaineWebber Debt and termination of all Liens arising in connection therewith upon payment of such Debt by Buyer and Ventures I as contemplated by the Units Purchase Agreement.

     8.08  HUD and RECDHA Approvals

          Buyer shall have obtained at or prior to the Closing Date the unconditional written approvals of HUD and RECDHA to this Agreement and the Other Agreements and to the execution, delivery and performance of this Agreement and the Other Agreements by the parties thereto.

     8.09  Hart-Scott-Rodino Waiting Period

          All applicable waiting periods (and any extensions thereof) in respect of the transactions contemplated by this Agreement under the HSR Act shall have expired at or prior to the Closing.

     8.10  Consents

          Sellers and the NPI Parties shall have complied with Section 6.06 to the extent required, without any of Sellers, or the NPI Parties having made any agreement or reached any understanding not approved in writing by Buyer as a condition for obtaining any such consent, authorization, approval, order, license, certificate or permit.

     8.11  Contractual Consents Needed

          (a) Except as set forth on Schedule 4.12-C, Sellers and the NPI Parties shall have obtained at or prior to the Closing all consents required for the consummation of the transactions contemplated by this Agreement from any party to any Material Agreement, property management agreement, partnership agreement, contract, other agreement or mortgage, instrument, lease, license, arrangement, or understanding to which any of them is a party, or to which any of them or any of their respective businesses, properties, or assets are subject or where the failure to obtain a consent from any such Person would violate or breach any of the foregoing.

     8.12  Tax Allocation Agreement

          The Tax Allocation Agreement ("Tax Allocation Agreement") in the form of Exhibit E shall have been duly authorized, executed, and delivered by the parties thereto at or prior to the Closing.

     8.13 [Intentionally Omitted]

     8.14  Other Agreement

          The Agreement in the form attached as Exhibit F, shall have been duly authorized, executed, delivered by the parties thereto, and be effective at or prior to the Closing.

     8.15  FCMC Voting Trust

          The FCMC Voting Trust shall be in full force and effect and no party shall be in material default of any provision thereof.

     8.16  Change in Ownership of Controlled Partnerships

          From the date hereof until the Closing Date, none of the Controlled Partnerships has experienced any change in ownership or control of more than 5% of the limited partnership interests of any Controlled Partnership, except the March Partnerships.

     8.17  LPD Agreement

          The transactions contemplated by the Sale Agreement, dated the date hereof, between Insignia Management Group, L.P. and LPD Equities, Inc. in the form attached as Exhibit G shall have been consummated by the parties thereto at or prior to the Closing.

     8.18  [Intentionally Omitted]

     8.19  Insurance

          On or prior to the Closing Date, Buyer shall have received evidence of the existence of valid policies of insurance which comport with the representations of Sellers set forth in Section 4.09 hereof, together with evidence of the payment of all premiums therefor.

     8.20  Absence of Certain Events

          On the Closing Date, no event shall have occurred which would cause
(a) any merger, consolidation, reorganization, other business combination, or recapitalization involving any of the Acquired Companies, (b) any dissolution, liquidation, or termination of any of the Acquired Companies, (c) any sale of any assets of any of the Acquired Companies, (d) the amendment of the Organizational Documents of any of the Acquired Companies, or (e) the adoption by any of the Acquired Companies of any proposition the effect of which may be to inhibit, prohibit, restrict, or delay the consummation of any of the transactions contemplated by this Agreement or impair the contemplated benefits to Buyer or its Affiliates of the transactions contemplated by this Agreement or the Other Agreements.

     8.21  Simultaneous Closing

          The Closing of the transactions contemplated by the Units Purchase Agreement shall have closed simultaneously with the Closing under this Agreement.

     8.22  Conditions Precedent Under Other Agreements

          The obligation of Buyer to close the transactions contemplated under this Agreement is subject to the fulfillment of the following additional conditions precedent on the Closing Date hereunder:

          (a) the representations and warranties of the Sellers and NPI Parties named therein contained in the Other Agreements shall be true and correct in all material respects on and as of the Closing Date hereunder with the same effect as if made on and as of such date, the covenants and agreements of such Sellers and NPI Parties shall have been performed and satisfied, all of the conditions to the obligations of the Buyer named therein shall have been satisfied, subject only to the consummation of the Closing thereunder by the Buyer and delivery of all required certificates, opinions and instruments of transfer by the Sellers named therein (the form and substance of all of which shall have been agreed and all of which shall be capable of being delivered on the date of the Closing hereunder), and no default (or event which with notice or the passage of time or both would be a default) shall then exist under any Other Agreement and the Sellers and the NPI Parties shall have delivered to Buyer an Officer's Certificate to such effect in form and substance satisfactory to Buyer;

          (b) no event shall have occurred which shall make it probable, in the reasonable opinion of Buyer, that the conditions to the obligations of the Buyer or its Affiliates under any or all of the Other Agreements will not be satisfied by a date which is not more than two days after the Closing Date hereunder and the NPI Parties shall have delivered to Buyer an certificate of the NPI Principals as to the absence of any events, or conditions which call into question whether the conditions to such obligations of Buyer or its Affiliates will not be satisfied by such date, in form and substance satisfactory to Buyer; and

          (c) no material adverse change shall have occurred since the date hereof in the business, property, operations, assets, liabilities, condition (financial or otherwise) or prospects of any entity in which Buyer or any Affiliates is to acquire an interest pursuant to any Other Agreement and the Sellers shall have delivered a certificate to such effect, in form and substance satisfactory to Buyer.

     8.23  Other Closing Documents

          Sellers and the NPI Parties shall have delivered to Buyer at or prior to the Closing such other documents as Buyer may reasonably request in form and substance satisfactory to Buyer.

IX.  Conditions to the Obligations of Sellers

     The obligations of Sellers under this Agreement are subject to the following conditions (unless waived by Sellers in writing at the Closing):

     9.01  Accuracy of Representations and Compliance with Conditions

          All representations and warranties of Buyer contained in this Agreement shall be accurate as of the Closing Date, in all material respects with the same effect as if made on and as of such date except for changes expressly permitted or required under this Agreement or the Other Agreements; as of the Closing, Buyer shall have performed and complied in all material respects with all covenants and agreements and satisfied all conditions required to be performed and complied with by Buyer at or before such time; and Sellers shall have received certificates to that effect executed by the chief executive officer and the chief financial officer of Buyer, dated as of the Closing Date, in form and substance satisfactory to Sellers.

     9.02  Buyer's Deliveries

          Buyer shall have delivered to Seller the funds and documents set forth in Section 3.02(b).

     9.03  Hart-Scott-Rodino Waiting Period

          All applicable waiting periods (and any extensions thereof) in respect of the transactions contemplated by this Agreement under the HSR Act shall have expired at or prior to the Closing.

     9.04  Tax Allocation Agreements

          The Tax Allocation Agreement in the form of Exhibit E shall have been duly authorized, executed, and delivered by the parties thereto at or prior to the Closing.

     9.05  [Intentionally Omitted]

     9.06  Other Agreement

          The Agreement in the form attached as Exhibit F, shall have been duly authorized, executed, delivered by the parties thereto, and be effective at or prior to the Closing.

     9.07  Closings Under Other Agreements

          Insignia shall deliver a certificate (which may be based on the certificate delivered under Section 8.22) in form and substance satisfactory to Sellers that it has no knowledge of any events or conditions that call into question whether the conditions to the obligations of Sellers and/or their Affiliates under the Other Agreements will be satisfied.

     9.08  No Material Adverse Change

          No material adverse change shall have occurred since the date hereof in the condition (financial or otherwise), business, property, operations, assets or liabilities of Insignia.

     9.09  No Governmental or Legal Action

          There shall not have been any action taken, or any law, rule, regulation, order, judgment, or decree proposed, promulgated, enacted, entered, enforced, or deemed applicable to the transactions contemplated by this Agreement by any federal, state, local, or other governmental authority or by any court or other tribunal, including the entry of a preliminary or permanent injunction, which, in the reasonable judgment of the Seller, (a) makes any of the transactions contemplated by this Agreement illegal or (b) otherwise prohibits, restricts, or delays consummation of the transactions contemplated by this Agreement or any Other Agreement or impairs the contemplated benefits to Sellers of any of the transactions contemplated by this Agreement or any Other Agreement.

     9.10  Investment Capital Contribution

          IFGP or an Affiliate of Buyer shall have been substituted as the guarantor of NPI Inc.'s funding obligation in connection with the capital contributions of NPI Equity and NPI Equity II with respect to the Controlled Partnerships (the "Investment Capital Contribution") pursuant to the terms of a certain agreement dated as of the date hereof, by and among Insignia, the NPI Principals, Emmet J. Cashin, Jr., Jarold A. Evans, W. Patrick McDowell and the other parties named therein.

     9.11  Simultaneous Closing

          The Closing of the transactions contemplated by the Units Purchase Agreement shall have closed simultaneously with the Closing under this Agreement.

     9.12  Other Closing Documents

          Buyer shall have delivered to Sellers at or prior to the Closing such other documents of officers of Buyer as Sellers may reasonably request.

X. Post Closing Covenants

     10.01  Tax Returns

          Buyer shall cause the federal, state and local income tax returns and information returns (including any related or supporting information and schedules) for the calendar year 1996 for each of the Controlled Partnerships to be prepared in accordance with the provisions of the Tax Allocation Agreement, so as to. among other things, (i) reflect Insignia NPI, L.L.C., in the case of the limited partnership units owned by the Scheduled LPs (as such term is defined in the Units Purchase Agreement), and MRI LLC, in the case of the MRI/CP Units (as such term is defined in the Units Purchase Agreement), and Riverside Drive L.L.C., in the case of the limited partnership units owned by the Commercial LPs (as such term is defined in the Units Purchase Agreement), as the owner(s) of said units as of the Closing Date, and (ii) close the books of each partnership described in clause (i) as of the close of the day immediately preceding the Closing Date and by treating each of the period through the close of such immediately preceding day and the period beginning on the Closing Date, respectively, as a separate taxable year, except that income, gain, loss, deductions and credits from ordinary operations of such partnership (but not from any sale or other disposition of any properties or other assets owned by such partnership) for the calendar month which includes the Closing Date shall be apportioned on a per diem basis. Buyer shall cause the Scheduled LPs, the MRI LPs and the Commercial LPs to make elections under Section 754 of the Code to the extent required under the Tax Allocation Agreement.

     10.02  MRI Agreements

          Buyer and Sellers shall cause the agreements described on Schedule 10.02-C (the "MRI Agreements") among the parties named therein to be executed and delivered by the parties thereto.

     10.03  Century Agreements

          Buyer and Sellers shall cause the agreements described on Schedule 10.03-C (the "Century Agreements") among the parties named therein to be executed and delivered by the parties thereto.

XI. Survival of Representations and Warranties and Covenants

     11.01  Survival

          All representations, warranties, covenants and agreements contained in this Agreement or in any Additional Documents shall, in accordance with the terms of this Agreement and the Master Indemnity Agreement, survive the Closing under this Agreement and the Other Agreements notwithstanding any investigation conducted by or on behalf of any party with respect thereto.

     11.02  Time Limitations

          (a) The representations and warranties set forth in this Agreement shall terminate on the date which is eighteen months after the Closing Date of this Agreement, or, in the case of any breach based on an alleged violation of a statutory obligation, the applicable statute of limitations plus 60 days, if longer, but in no event later than six years and 60 days after the Closing Date; except that no representations or warranties shall terminate with respect to any claim as to which notice is given in writing prior to such date. For purposes of this Agreement, violations of a statutory obligation include violations of applicable rules and regulations.

          (b) No claim may be asserted after the Closing against any party to this Agreement for breach of any representation or warranty set forth in this Agreement unless the claim is asserted on or before the date which is eighteen months after the Closing Date of this Agreement, or, in the case of any breach based on an alleged violation of a statutory obligation, the applicable statute of limitations plus 60 days, if longer, but in no event later than six years and 60 days after the Closing Date.

          (c) Except for the obligation of Sellers and the NPI Parties pursuant to Section 6.17, no claim may be asserted after the Closing against any party to this Agreement for breach of any covenant or agreement set forth in this Agreement of any party required to be performed at or before the Closing unless the claim is asserted on or before the date which is eighteen months after the Closing Date of this Agreement, or, in the case of any breach based on an alleged violation of a statutory obligation, the applicable statute of limitations plus 60 days, if longer, but in no event later than six years and 60 days after the Closing Date.

XII.  Termination

     12.01  Termination

          This Agreement and the transactions contemplated hereby may be terminated at any time on or prior to the Closing Date:

          (a) by the mutual written consent of the parties hereto;

          (b) by Buyer:

             (i) if any material representation or warranty of Sellers or the NPI Parties made in this Agreement or in any Additional Document was untrue in any material respect when made, and such breach is not cured within 20 days of Sellers' receipt of written notice from Buyer that such breach exists or has occurred; or

            (ii) if Sellers or the NPI Parties shall have defaulted in any material respect in the performance of any covenant, agreement or obligation under this Agreement, and such default is not cured within 20 days of Sellers'
 receipt of written notice from Buyer that such default exists or has occurred; or

           (iii) if there shall occur an Event of Bankruptcy (defined below) with respect to any of Sellers or the NPI Parties; or

            (iv) if termination by Buyer is permitted under Section 4.30(e) or Section 8.05 or Article X of the Units Purchase Agreement; or

             (v) if the conditions to Buyer's obligations hereunder cannot be satisfied by the Closing Date for any reason other than a breach by Buyer.

          (c) by Sellers:

              (i) if any material representation or warranty of Buyer made in this Agreement or any Additional Document was untrue in any material respect when made, and such breach is not cured within 20 days of Buyer's receipt of written notice from Seller that such breach exists or has occurred; or

             (ii) if Buyer shall have defaulted in the performance in any material respect of any covenant, agreement or obligation under this Agreement, and such default is not cured within 20 days of Buyer's receipt of written notice from Sellers that such default exists or has occurred; or

            (iii) if there shall occur an Event of Bankruptcy with respect to Buyer; or

             (iv) if the conditions to Sellers' obligations hereunder cannot be satisfied by the Closing Date for any reason other than a breach by any of Sellers or the NPI Parties.

          As used herein, an "Event of Bankruptcy" shall be deemed to have occurred with respect to a Person if: (a) such Person makes an assignment for the benefit of creditors; (b) such Person files a voluntary petition in bankruptcy; (c) such Person is adjudged a bankrupt or insolvent, or there is entered against such Person any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law, rule or regulation; or (d) such Person seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's properties.

     12.02  Manner of Exercise

          In the event of the termination of this Agreement pursuant to
Section 12.01 hereof, written notice thereof shall forthwith be given to the non-terminating parties, and this Agreement shall terminate and the transactions contemplated hereunder shall be abandoned without further action by any party hereto; provided, however, no such notice of termination shall be effective unless the terminating party shall give or cause to be given a contemporaneous notice of termination under each of the Other Agreements which contains provision for termination.

     12.03  Effect of Termination

          In the event of the termination of this Agreement pursuant to
Section 12.01, all obligations of the parties hereunder shall terminate, except for the respective obligations of any of the parties under Section 6.08 and Article XIII, if applicable.

     12.04  Intentionally Omitted]

XIII. Miscellaneous

     13.01  Covenants Not to Sue

          (a) After the Closing, Buyer shall not sue any of Sellers or the NPI Parties for any acts as a direct or indirect general partner of the Controlled Partnerships or for causing any other NPI Party to act as a direct or indirect general partner of the Controlled Partnerships prior to the Closing except for suits based on any rights arising under or in connection with this Agreement or the Additional Documents (or as otherwise provided in the Master Indemnity Agreement).

          (b) After the Closing, neither any of Sellers nor the NPI Parties shall sue Buyer or any Affiliate of Buyer for any acts as a direct or indirect general partner of the Controlled Partnerships after the Closing except for suits based on any rights arising under or in connection with this Agreement or the Additional Documents (or as otherwise provided in the Master Indemnity Agreement).

          (c) If Buyer sells, conveys, transfers or otherwise disposes of any of the Acquired Companies to any Person, Buyer shall, and shall cause its Affiliates to, cause such Person to make adequate provisions such that upon consummation of any such transaction Sellers and the NPI Parties shall be entitled to receive from such Person the benefits of the provisions of Section 13.01(a).

     13.02  Joint and Several Liability; Indemnification

          (a) With respect to any matter for which Sellers and the NPI Parties would have joint and several liability to Buyer under this Agreement, the relative liability of the Apollo Entities on the one hand and Sellers and the NPI Parties on the other hand shall be governed by Section 4.07 of the Master Indemnity Agreement.

          (b) After the Closing under this Agreement, all rights of any parties hereto to sue any other parties for indemnification or otherwise under this Agreement shall be asserted only under the Master Indemnity Agreement.

     13.03  Brokerage Fees

          Each party hereto represents and warrants to the other parties that it has not engaged a broker or finder in connection with or as a result of any of the transactions contemplated by this Agreement.

     13.04  Further Actions

          At any time and from time to time before and after the Closing, each party agrees, at its expense, to take such actions and to execute and deliver such documents as may be reasonably requested by any other party to effectuate the purposes of this Agreement.

     13.05  Availability of Equitable Remedies

          Since a breach of the provisions of this Agreement could not adequately be compensated by money damages, any party shall be entitled, after the Closing, in addition to any other right or remedy available to it, to an injunction restraining such breach or a threatened breach and to specific performance of any such provision of this Agreement, and in either case no bond or other security shall be required in connection therewith, and the parties hereby consent to the issuance of such an injunction and to the ordering of specific performance.

     13.06  Notices

          Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, by Federal Express, Express Mail, or similar overnight delivery or courier service, or delivered (in person or by telecopy, telex, or similar telecommunications equipment) against receipt to the party to whom it is to be given at the address of such party set forth in the preamble to this Agreement (or to such other address as the party shall hereafter furnish to the other parties hereto in writing in accordance with the provisions of this
Section 13.06). Any notice addressed to Buyer shall be addressed to the attention of: General Counsel, with a copy to Proskauer Rose Goetz & Mendelsohn LLP, 1585 Broadway, New York, New York 10036, Attention: Arnold S. Jacobs, Esq. Any notice to Sellers or the NPI Parties shall be addressed c/o and sent only to the NPI Principals and AP-NPI with a copy to Rosenman & Colin, 575 Madison Avenue, New York, New York 10022-2585, Attention: Joseph
L. Getraer, Esq., and a copy to Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, Attention: Steven L. Lichtenfeld, Esq. Any notice or other communication given by certified mail shall be deemed given three days after the time of certification thereof, except for a notice changing a party's address which will be deemed given at the time of receipt thereof. Any notice given by other means permitted by this Section 13.06 shall be deemed given at the time of receipt thereof.

     13.07  Waiver

          Any waiver by any party of a breach of any term of this Agreement shall not operate as or be construed to be a waiver of any other breach of that term or of any breach of any other term of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

     13.08  Binding Effect

          The provisions of this Agreement shall be binding upon and inure to the benefit of Sellers, the NPI Parties, Buyer, and their respective successors and assigns.

     13.09  No Third-Party Beneficiaries

          This Agreement does not create, and shall not be construed as creating, any rights enforceable by any Person not a party to this Agreement.

     13.10  Severability

          If any provision of this Agreement is invalid, illegal, or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

     13.11  Headings

          The headings in this Agreement are solely for convenience of reference and shall not be deemed a part of or given effect in the construction or interpretation of this Agreement.

     13.12  Counterparts; Governing Law

          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall be governed by and construed in accordance with the laws of New York, without giving effect to conflict of laws rules. The parties agree that any action, suit, or proceeding arising out of, based on, or in connection with this Agreement or the transactions contemplated hereby may be brought only in the United States District Court for the Southern District of New York or the Supreme Court of New York, New York County, and each party covenants and agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit, or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that its property is exempt or immune from attachment or execution, that the action, suit, or proceeding is brought in an inconvenient forum, that the venue of the action, suit, or proceeding is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court.

     13.13  Attorneys' Fees

          In any action or proceeding brought by a party to enforce any provision of this Agreement, the prevailing party shall be entitled to recover the reasonable costs and expenses incurred by it in connection with that action or proceeding (including, but not limited to, attorneys' fees).

     13.14  Waiver of Trial by Jury

          TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN OR AMONG THEM RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION AND THE RELATIONSHIPS BEING ESTABLISHED. THE SCOPE OF THIS WAIVER IS INTENDED TO ENCOMPASS ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING.
 IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

     13.15  No Joint Venture or Partnership

          Sellers, the NPI Parties and Buyer intend that the relationships created hereunder be solely that of buyer and seller. Nothing herein is intended to create a joint venture, partnership, tenancy-in-common, or joint tenancy relationship between any of the parties.

     13.16  Construction of Documents

          The parties hereto acknowledge that they were represented by counsel in connection with the negotiation and drafting of this Agreement and the documents to be delivered pursuant hereto, none of which shall be subject to the principle of construing their meaning against the party which drafted the document.

     13.17  Whole Agreement; Exhibits and Schedules; Amendments

          This Agreement and the Other Agreements contain the entire agreement of the parties hereto and thereto in respect of the transactions contemplated hereby and thereby, and all prior agreements among or between such parties, whether oral or written, with respect to such transactions are superseded by the terms of this Agreement and the Additional Documents. Exhibits and Schedules attached hereto or referred to herein, shall be deemed as fully a part of this Agreement as if set forth herein in full. This Agreement may be amended only in a writing signed by the party to be bound thereby.

     13.18  Knowledge

          For purposes of this Agreement, the term "to the knowledge of Sellers and NPI Parties" or any similar term shall mean the actual knowledge of any of Michael L. Ashner, Martin Lifton, Arthur N. Queler, Peter Braverman, William Hamilton and Steven Lifton.

     13.19  Expenses

          Each of the parties hereto shall bear its own expenses in connection with (i) the preparation and negotiation of this Agreement and the Other Agreements and (ii) the transactions contemplated by this Agreement and the Other Agreements, and all such expenses of Sellers and the NPI Parties shall be paid by Persons other than those to be acquired by Buyer and its Affiliates under this Agreement and the Other Agreements.

     13.20  Definitions

          The following terms are defined in the following Sections:

          Defined Term                             Section

          Acquired Companies                       4.01
          Additional Documents                     4.28
          Affiliate                                4.01
          Affiliate Transactions                   7.06
          Buyer                                    Recitals
          Buying Group                             4.16
          Purchase Price                           1.01(a)
          Closing                                  3.01
          Closing Date                             3.01
          Code                                     4.11
          Controlled Partnership                   4.01
          Controlled GP                            4.01
          Corporate Employees                      4.19(a)
          Debt                                     4.13
          Environment                              4.17(i)
          Environmental Laws                       4.17(i)
          Environmental Liabilities                4.17(i)
          ERISA Affiliate                          4.20(a)
          ERISA                                    4.20(a)
          Event of Bankruptcy                      12.01
          Executive Employees                      4.19(a)
          FCMC Voting Trust                        4.02
          Fox Amendment                            Recitals
          FRI                                      Recitals
          FRI Partnership Agreement                Recitals
          Hazardous Substances                     4.17(i)
          HSR Act                                  6.05(a)
          HUD                                      4.12
          Investment Capital Contribution          9.10
          IRS                                      4.20(d)(i)
          Liabilities                              4.08(a)
          Lien                                     4.02
          March Partnerships                       4.17(a)
          Master Agreement                         Recitals
          Master Indemnity Agreement               4.16
          Material Agreement                       4.15
          Multiemployer Plan                       4.20(b)
          Multiple Employer Plan                   4.20(b)
          Net Current Assets                       4.08(a)
          NPI Family Parties                       Parties
          NPI Parties                              Parties
          NPI Principals                           Parties
          NPI Shares                               Recitals
          Order                                    4.25
          Organizational Documents                 4.03(b)(v)
          Other Agreements                         3.02(a)(ix)
          PaineWebber Debt                         Recitals
          PaineWebber                              Recitals
          PBGC                                     4.20(b)(v)
          Person                                   4.01
          Plan                                     4.20(a)
          PRA                                      4.06(b)
          Real Property                            4.17(a)
          Reimbursable Employees                   4.19(a)
          SEC                                      4.25
          SEC Filings                              4.25
          Securities Act                           1.02(c)
          Sellers                                  Parties
          Selling Group                            4.16
          Settlement Agreements                    4.25
          Shareholders                             4.24
          Subsidiaries                             4.01
          Tender Offer Documents                   4.25
          Tender Offers                            4.25
          to the knowledge of Sellers
            and NPI Parties                        13.18

          IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.


BUYER:

INSIGNIA FINANCIAL GROUP, INC.

By: _______________________
 Name:
 Title:


IFGP CORPORATION

By: _______________________
 Name:
 Title:


Sellers:

AP-NPI II, L.P.

By:  AP-NPI Operating Corporation II, its general partner

     By: ________________________
      Name:
      Title:


____________________________
MICHAEL L. ASHNER


____________________________
MARTIN LIFTON


____________________________
ARTHUR N. QUELER


____________________________
SUSAN ASHNER


____________________________
JUDIE LIFTON


____________________________
ANISE QUELER


____________________________
STEVEN LIFTON


____________________________
G. BRUCE LIFTON


THE MARTIN LIFTON 1994 FAMILY TRUST

By: ____________________________
    Robert Lifton, Trustee


THE ELINOR LIFTON 1994 FAMILY TRUST

By: ____________________________
    Robert Lifton, Trustee


NPI PARTIES:

NATIONAL PROPERTY INVESTORS, INC.

By: ____________________________
  Name:  Michael L. Ashner
  Title: President


NPI-AP MANAGEMENT L.P.

By:  NPI Property Management Corporation, its general partner

     By: ____________________________
      Name:  Michael L. Ashner
      Title: President


NPI PROPERTY MANAGEMENT
  CORPORATION

By: ____________________________
  Name:  Michael L. Ashner
  Title: President


DEFOREST VENTURES I, L.P.

By:  DeForest Capital I Corporation, its general partner

     By: ____________________________
      Name:  Michael L. Ashner
      Title: President


DEFOREST VENTURES II, L.P.

By:  DeForest Capital II Corporation, its general partner

     By: ____________________________
      Name:  Michael L. Ashner
      Title: President


DEFOREST CAPITAL I CORPORATION

By: ____________________________
  Name:  Michael L. Ashner
  Title: President


DEFOREST CAPITAL II CORPORATION

By: ____________________________
  Name:  Michael L. Ashner
  Title: President


QAL ASSOCIATES

By: ____________________________
Name:  Michael L. Ashner
Title: President


QALA II ASSOCIATES

By: ____________________________
Name:  Michael L. Ashner
Title: President


AP-NPI L.P.
By:  AP-NPI Operating Corporation, its general partner


     By: ____________________________
      Name:
      Title:


AP-NPI X L.L.C.


By: ____________________________
      its managing member


AP-NPI III, L.P.
By:  ________________________, its general partner


     By: ____________________________
      Name:
      Title:


NPI EQUITY INVESTMENTS, INC.


By: ____________________________
  Name:  Michael L. Ashner
  Title: President


NPI EQUITY INVESTMENTS II, INC.


By: ____________________________
  Name:  Michael L. Ashner
  Title: President